FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐           No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.
TABLE OF CONTENTS

Item

1	Financial Report for first quarter 2010 results.

2	Financial Statements for first quarter 2010 results.

Financial Report

Santander

2010

January - March

Santander
0€
0€

Financial Report 2010
January — March

2	Contents

Financial Report	www.santander.com

Key consolidated data	3

Highlights of the quarter	5

Consolidated financial report	6

Income statement	7

Balance sheet	11

Risk management	17

The Santander share	19

Information by principal segments	20

Continental Europe	24

United Kingdom	30

Latin America	32

Sovereign	40

Corporate Activities	42

Information by secondary segments	44

Retail Banking	44

Global Wholesale Banking	46

Asset Management and Insurance	48

Corporate Social Responsibility	50
     Financial Report           January — March 2010

Key consolidated data	3

	Q1’10	Q1’09	Amount	(%)	2009

Balance sheet (Million euros)

Total assets	1,142,360	1,115,365	26,995	2.4	1,110,529
Net customer loans	683,149	685,497	(2,348)	(0.3)	682,551
Customer funds under management	931,699	874,989	56,710	6.5	900,057
Shareholders’ equity	71,977	66,731	5,246	7.9	70,006
Total managed funds	1,284,065	1,231,660	52,405	4.3	1,245,420

Income statement (Million euros)

Net interest income	7,122	6,039	1,083	17.9	26,299
Gross income	10,260	9,221	1,039	11.3	39,381
Net operating income	5,997	5,254	743	14.1	22,960
Profit from continuing operations	2,439	2,128	311	14.6	9,427
Attributable profit to the Group	2,215	2,096	119	5.7	8,943

EPS, profitability and efficiency (%)

EPS (euro)	0.2553	0.2472	0.0081	3.3	1.0454
Diluted EPS (euro)	0.2537	0.2460	0.0077	3.1	1.0382
ROE	12.94	13.25			13.90
ROA	0.86	0.82			0.86
RoRWA	1.72	1.68			1.74
Efficiency ratio (with amortisations)	41.5	43.0			41.7

BIS II ratios and NPL ratios (%)

Core capital	8.8	7.3			8.6
Tier I	10.3	8.9			10.1
BIS ratio	14.0	13.5			14.2
NPL ratio	3.34	2.49			3.24
NPL coverage	74	80			75

Market capitalisation and shares

Shares outstanding (millions at period-end)	8,229	8,156	73	0.9	8,229
Share price (euros)	9.840	5.190	4.650	89.6	11.550
Market capitalisation (million euros)	80,972	42,328	38,644	91.3	95,043
Book value (euro)	8.28	7.83			8.04
Price / Book value (X)	1.19	0.66			1.44
P/E ratio (X)	9.64	5.25			11.05

Other data

Number of shareholders	3,094,403	3,195,622	(101,219)	(3.2)	3,062,633
Number of employees	169,924	181,166	(11,242)	(6.2)	169,460
Continental Europe	50,206	51,186	(980)	(1.9)	49,870
o/w: Spain	33,253	33,932	(679)	(2.0)	33,262
United Kingdom	22,836	23,495	(659)	(2.8)	22,949
Latin America	86,576	94,633	(8,057)	(8.5)	85,974
Sovereign	8,503	10,175	(1,672)	(16.4)	8,847
Corporate Activities	1,803	1,677	126	7.5	1,820
Number of branches	13,682	14,196	(514)	(3.6)	13,660
Continental Europe	5,875	6,062	(187)	(3.1)	5,871
o/w: Spain	4,866	4,995	(129)	(2.6)	4,865
United Kingdom	1,328	1,328	—	—	1,322
Latin America	5,757	6,056	(299)	(4.9)	5,745
Sovereign	722	750	(28)	(3.7)	722
The financial information in this report has not been audited, but it was approved by the board of directors at its meeting on April 26 2010, following a favourable report from the audit and compliance committee on April 21 2010. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.”
Note: Capital gains and extraordinary allowances at the end of 2009 are shown separately as “net of capital gains and extraordinary allowances”.
January — March 2010           Financial Report

4

Gross income
Million euros

8,225
9,221
10,260
+11.3%*
Q1'08
Q1'09
Q1'10

* Excluding exchange rate impact: +4.6%

Net operating income
Million euros

4,518
5,254
5,997
+14.1%*
Q1'08
Q1'09
Q1'10

* Excluding exchange rate impact: +6.7%

Attributable profit
Million euros

2,206
2,096
2,215
+5.7%*
Q1'08
Q1'09
Q1'10

* Excluding exchange rate impact: +0.2%

Earnings per share
Euros

0.3086
0.2472
0.2553
+3.3%
Q1'08*
Q1'09
Q1'10

* Adjusted to the capital preferential subscription rights at the close of 2008

Efficiency ratio
%

45.1
43.0
41.5
-1.5 p.p.
Q1'08
Q1'09
Q1'10

Core capital
%

6.1
7.3
8.8
+1.5 p.p.
Mar 08
Mar 09
Mar 10

Note: March 08 under BIS I criteria

Distribution of attributable profit by geographic segments
Q1'10

Sovereign: 2%
Other Latin America: 14%
Retail Spain: 24%
Brazil: 21%
Other Retail Europe: 11%
Global Business Europe: 12%
United Kingdom: 16%
Continental Europe : 47%

Distribution of attributable profit by business segments
Q1'10

Asset Management and Insurance: 4%
Retail Spain: 24%
Global Wholesale Banking: 26%
Retail Sovereign: 2%
Other Retail Europe: 11%
Retail Latin America: 21%
Retail United Kingdom: 12%
Retail Banking: 70%

     Financial Report           January — March 2010

Highlights of the quarter	5
Income statement: (pages 6-10)
•	Earnings per share were EUR 0.2553, 3.3% higher than in the first quarter of 2009.

The Group once again showed its capacity to generate recurring profits in an environment of low economic growth. Ordinary attributable profit was EUR 2,215 million, 5.7% more than in the first quarter of 2009.

•	The income statement lines continued to reflect the Group’s focal points of management:
•	Net interest income continued to drive revenues: +17.9% (+7.8% without perimeter and exchange-rate impact).

•	Operating expenses increased 7.5% (-0.3% without perimeter and exchange-rate impact).

•	Net operating income rose 14.1% and the efficiency ratio improved by 1.5 p.p. to 41.5%.
•	Slower growth in provisions: they were 10.3% higher than in the first quarter of 2009 (+43.7% in the whole of 2009).
Strong balance sheet: (pages 11-16)
•	Solid capital ratios. Core capital was 8.8% at the end of March (+18 b.p. in the quarter) and the BIS ratio 14.0%.
•	Strong focus on capturing funds in order to gain market share, attract and link the best customers and improve the financing structure with more stable deposits.
The Group’s non-performing loan ratio of 3.34% and coverage of 74% compare very well by international standards. Spain’s NPL ratio (3.59%) and the UK’s (1.87%) also compare very well with the situation and evolution in each market.
•	Generic loan-loss provisions amounted to EUR 6,604 million.
The Santander share: (page 19)
•	The share price at the end of March was EUR 9.840 (+89.6% year-on-year and a better performance than the reference banking indices).
•	Santander paid on February 1 the third interim dividend of EUR 0.12294 per share charged to 2009’s earnings and will pay as of May 1 the fourth interim dividend of EUR 0.221826 per share.
•	The total dividend for 2009 will be EUR 0.60 per share and the amount assigned to dividends was EUR 4,919 million, 2% more than the EUR 4,812 million charged to 2008’s earnings.
Business areas: (greater detail on pages 20-49)
•	Continental Europe: attributable profit of EUR 1,369 million (+5.1%), with slight increase in revenues and flat expenses and loan-loss provisions declining again (-1.1%). Of note were SCF and GBM.
•
United Kingdom: gross income rose 8.4% in sterling and expenses dropped 1.2%. Net operating income increased 15.3% and the efficiency ratio improved 3.7 p.p. Attributable profit was up 14.5% at 426 million (EUR 480 million).

•
Latin America: Attributable profit was EUR 1,019 million, 14.6% higher than in the same quarter of 2009. In local currency and excluding the perimeter impact from the sale of Banco de Venezuela, it rose 11.7%. This increase was backed by higher net interest income (+9.8%), control of expenses (+0.8%) and lower provisions (-7.0%)

•	Sovereign: attributable profit of $95 million, higher than expectations, and a good evolution of revenues, expenses and provisions.
January — March 2010           Financial Report

6	Consolidated financial report
General background
The global economy continued to recover in the last part of 2009 and the first months of 2010. The measures taken by governments played a vital role in this improvement, both because of their direct and indirect impact, as they laid the foundations for a revitalisation of domestic demand, mainly through an incipient improvement in labour markets and a normalisation, still partial, of financial systems.
Emerging economies are in a better situation than developed ones because of lower imbalances and deleveraging needs, although progress is being made in the latter.
The US economy grew 5.6% in the fourth quarter on an annualised basis over the third quarter, thanks to the fiscal stimuli and the contribution of stocks. Growth was lower in the first months of 2010, but more firmly supported in final demand and with a better tone in consumption and employment, particularly in the private sector. Inflation remained moderate, particularly the core component (close to 1%), enabling the Federal Reserve to hold its key rate at 0-0.25%. No changes are expected in the coming months.
The Latin American economy accelerated at the end of 2009 and the first part of 2010. The recovery in the international environment, higher prices of commodities and demand for them and the reduced aversion to risk are enabling the region to pick up more quickly than envisaged. So far inflation has been running at around the official targets, but greater activity is beginning to affect inflation expectations in some countries, making a gradual rise in interest rates likely in the next few months.
Of note is Brazil whose stronger domestic demand enabled it to return to growth rates similar to those before the global crisis (4.3% in the fourth quarter year-on-year). It is also the economy whose inflation is expected to increase the most and so it could be the first to raise its interest rates (8.75% at the end of March).
Mexico is also improving, aided by the US economic recovery, and its GDP is expected to expand by more than 3% this year.
In Chile, the upturn in the fourth quarter of 2009 (2.2% year-on-year against -1.8% in the third quarter) could have been temporarily halted in the first quarter of 2010 because of the country’s earthquake, though reconstruction work should spur activity. The earthquake could also make the central bank hold its key interest rate at 0.5% and delay by some months a return to “normal” rates.
The euro zone’s recovery slowed at the end of 2009 (0.1% quarter-on-quarter, annualised) and the beginning of 2010, partly because of the impact of bad weather. The most recent indicators, however, show an improved tone which suggests the upturn is gathering strength, although at a slower pace than in the US.
Inflation, rising in the last few months because of higher oil prices, is not a threat to the European Central Bank’s targets: its core component is at a low and the low utilisation of installed capacity makes it unlikely that pressures on prices will rise. As a result, the ECB held its key rate at 1%, and no changes are expected in the next few months. Greece’s problems and the more buoyant US economy made the dollar stronger against the euro (EUR 1= $1.35).
Germany, the euro zone’s largest economy, was also affected at the beginning of the year by the weather which caused sales to fall and industrial output and construction to weaken. However, the first data to be released on the quarter on confidence, industrial orders and the external sector point to a continuation of the upturn. Moreover, the country’s labour market has stood up particularly well.
The deterioration in the Spanish economy eased in the fourth quarter (-0.7% annualised). The property sector’s correction continued and there was a positive surprise in investment in equipment. The situation seems to have improved moderately in the first months, but the adjustments in the financial balances of households and companies continued to weigh on activity and employment. Inflation remains at levels similar to the euro zone’s.
The UK recovered positive growth in the fourth quarter of 2009 (1.1%) and the figures released in the first quarter suggest the upturn will gain strength. Inflation, which surpassed 3% because of higher indirect taxes and sterling’s slide due to the very high budget deficit, could come down to around 2% in coming months. In this context, the Bank of England held its base rate at 0.5%, and no rises are envisaged in the short term. Sterling held against the euro, ending March at EUR 1=₤0.89.
Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Q1’10	Q1’09	31.03.10	31.12.09	31.03.09

US$	1.3820	1.3020	1.3479	1.4406	1.3308
Pound sterling	0.8874	0.9082	0.8898	0.8881	0.9308
Brazilian real	2.4900	3.0175	2.4043	2.5113	3.0767
New Mexican peso	17.6375	18.7402	16.6573	18.9223	18.7623
Chilean peso	717.4219	787.3892	708.9280	730.7444	772.5959
Argentine peso	5.3075	4.6145	5.2204	5.4761	4.9466
     Financial Report           January — March 2010

Consolidated financial report	7
Income statement

			Variation
Million euros	Q1’10	Q1’09	Amount	(%)

Net interest income	7,122	6,039	1,083	17.9

Dividends	47	87	(40)	(45.7)
Income from equity-accounted method	3	(13)	16	—
Net fees	2,326	2,164	162	7.5
Gains (losses) on financial transactions	724	862	(139)	(16.1)
Other operating income/expenses	38	80	(43)	(53.2)

Gross income	10,260	9,221	1,039	11.3

Operating expenses	(4,263)	(3,967)	(296)	7.5
General administrative expenses	(3,812)	(3,587)	(224)	6.3
Personnel	(2,182)	(2,059)	(124)	6.0
Other general administrative expenses	(1,629)	(1,529)	(101)	6.6
Depreciation and amortisation	(451)	(379)	(71)	18.8

Net operating income	5,997	5,254	743	14.1

Net loan-loss provisions	(2,436)	(2,209)	(227)	10.3
Impairment losses on other assets	(57)	(25)	(32)	130.0
Other income	(331)	(278)	(53)	19.0

Profit before taxes (w/o capital gains)	3,173	2,742	431	15.7

Tax on profit	(734)	(614)	(121)	19.6

Profit from continuing operations (w/o capital gains)	2,439	2,128	311	14.6

Net profit from discontinued operations	(12)	67	(79)	—

Consolidated profit (w/o capital gains)	2,427	2,195	232	10.6

Minority interests	212	99	113	113.4

Attributable profit to the Group (w/o capital gains)	2,215	2,096	119	5.7

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	2,215	2,096	119	5.7

EPS (euros)	0.2553	0.2472	0.0081	3.3
Diluted EPS (euros)	0.2537	0.2460	0.0077	3.1

Pro memoria:
Average total assets	1,122,809	1,076,112	46,697	4.3
Average shareholders’ equity	68,450	63,272	5,178	8.2
Grupo Santander Results
Results remained sound in the first quarter.
•	Attributable profit was 5.7% higher than in the first quarter of 2009 and earnings per share were up 3.3%.

•	Backed by the strength and diversification of the operating areas.

•	Reflecting management’s focal points:
•	Resilience of revenues to the cycle.

•	Flexible expenses and generation of synergies.

•	Active management of risks and recoveries, reflected in slower growth in provisions.
The economic recovery varies from country to country and in order to appropriately interpret the results various aspects need to be taken into account.
•
There is a small perimeter impact throughout the income statement because of only two months consolidation of Sovereign by global integration in the first quarter of 2009 and the incorporation into SCF of portfolios of Triad and HSBC.

•
The year-on-year evolution of attributable profit was negatively affected by about 4 p.p. by the sale of Banco de Venezuela (its results in the first quarter of 2009 were eliminated from the various items and recorded in discontinued operations) and by the placement of shares of Banco Santander Brazil by around 5 p.p. (increased minority interests).

•
Lastly, the comparison of gross income and expenses with the first quarter of 2009 is positively affected by the performance of average exchange rates of sterling, the dollar and the main Latin American currencies against the euro. The impact with regard to the euro was: +6/+7 p.p. for the whole Group, +2/+3 p.p. in the United Kingdom and +14/+15 p.p. in Latin America. This positive effect in the operating areas was partly offset in Corporate Activities by the losses recorded in hedging positions.

Attributable profit was EUR 2,215 million, 5.7% higher than in the first quarter of 2009. If we discount all the effects mentioned, profit from continued operations increased 7.5%.
January — March 2010           Financial Report

8	Consolidated financial report
Quarterly

Million euros	Q1’09	Q2’09	Q3’09	Q4’09	Q1’10

Net interest income	6,039	6,617	6,822	6,820	7,122

Dividends	87	153	94	102	47
Income from equity-accounted method	(13)	10	1	2	3
Net fees	2,164	2,374	2,291	2,252	2,326
Gains (losses) on financial transactions	862	977	777	806	724
Other operating income/expenses	80	16	19	29	38

Gross income	9,221	10,147	10,004	10,010	10,260

Operating expenses	(3,967)	(4,087)	(4,086)	(4,282)	(4,263)
General administrative expenses	(3,587)	(3,681)	(3,679)	(3,877)	(3,812)
Personnel	(2,059)	(2,106)	(2,095)	(2,190)	(2,182)
Other general administrative expenses	(1,529)	(1,575)	(1,583)	(1,687)	(1,629)
Depreciation and amortisation	(379)	(405)	(407)	(405)	(451)

Net operating income	5,254	6,060	5,918	5,728	5,997

Net loan-loss provisions	(2,209)	(2,417)	(2,574)	(2,284)	(2,436)
Impairment losses on other assets	(25)	(241)	(42)	(94)	(57)
Other income	(278)	(232)	(418)	(382)	(331)

Profit before taxes (w/o capital gains)	2,742	3,171	2,883	2,967	3,173

Tax on profit	(614)	(629)	(559)	(535)	(734)

Profit from continuing operations (w/o capital gains)	2,128	2,542	2,325	2,432	2,439

Net profit from discontinued operations	67	(6)	(7)	(23)	(12)

Consolidated profit (w/o capital gains)	2,195	2,536	2,318	2,409	2,427

Minority interests	99	113	97	207	212

Attributable profit to the Group (w/o capital gains)	2,096	2,423	2,221	2,202	2,215

Net extraordinary capital gains and allowances*	—	—	—	—	—

Attributable profit to the Group	2,096	2,423	2,221	2,202	2,215

EPS (euros)	0.2472	0.2846	0.2588	0.2547	0.2553
Diluted EPS (euros)	0.2460	0.2831	0.2584	0.2508	0.2537

(*).-	Include extraordinary capital gains and extraordinary allowances for the same amount are included, and thus the net amount is zero.
The Group’s results continued to be solid and recurring. The attributable profit of the operating areas was EUR 2,937 million, a new quarterly record. It was 13.8% more than the first quarter of 2009 and 17.1% higher than the fourth quarter.
However, this growth did not wholly feed through to the Group’s total profit because of the reduced gains on financial transactions recorded in Corporate Activities.
This performance took place in a complex environment, which led the Group to maintain the main management drivers developed in 2009:
•	Management of spreads, particularly on loans.
•	Control of expenses.
•	Active management of risks and focus on recoveries.
•	Disciplined management of liquidity, with the emphasis on attracting deposits.
•	Disciplined use of capital.
The main developments in the income statement compared with the first quarter of 2009 are now set out.
Revenues
Net interest income continued to be the main driver of the revenues growth. It increased 17.9% year-on-year to EUR 7,122 million. This was due to appropriate management of spreads in all units. The spreads on loans were better (for the whole Group they increased notably from 2.84% to 3.32%, while those on deposits were affected by lower interest rates). Excluding the perimeter and exchange rate effects, net interest income was 7.8% higher.
Net fee income increased 7.5%, with a favourable performance of those from services, securities and insurance and also those from mutual and pension funds, after the fall registered in previous quarters.
     Financial Report           January — March 2010

Consolidated financial report	9
Net fees

			Variation
Million euros	Q1’10	Q1’09	Amount	(%)

Commissions from services	1,307	1,272	35	2.8
Mutual & pension funds	311	301	10	3.3
Securities services	211	160	51	31.8
Insurance	497	430	66	15.4

Net fees	2,326	2,164	162	7.5

Gains on financial transactions declined 16.1%, due, on the one hand, to the good performance of revenues from wholesale businesses in Europe, mostly customer operations, and, on the other, declines in some Latin American countries because of the sale of portfolios in the first quarter of 2009 and in Corporate Activities, where the cost of hedging exchange rates is recorded.
Income accounted for by the equity method was EUR 3 million compared with EUR 13 million negative in the first quarter of 2009, while dividends received dropped from EUR 87 million to EUR 47 million. This fall was largely due to the lower dividends in 2010 from Visanet, after the share placement in the middle of 2009.
Gross income increased 11.3% year-on-year to EUR 10,260 million. Excluding the perimeter and exchange-rate impact, growth was 2.9% (+3.9% in the operating areas).
Expenses
Operating expenses rose 7.5% (-0.3% excluding the perimeter and exchange-rate effects). In the current weak environment, control of expenses is paramount. All geographic and global units reflect changes consistent with their efficiency objectives.
The stronger growth in revenues than in expenses produced a further improvement in the efficiency ratio from 43.0% (including amortisations) in the first quarter of 2009 to 41.5% a year later (37.2% excluding amortisations). Good evolution of efficiency in the UK and, particularly, at Sovereign (from 74.5% at the time of its integration into the Group to 44.0%). It is already very close to the Group’s average and only a year after joining Grupo Santander.
Net operating income
The revenue growth and the improvement in the efficiency ratio pushed up net operating income by 14.1% to EUR 5,997 million, all of it due to the operating areas. Eliminating the perimeter and exchange rate impact, the increase was 5.3%.
These growth rates underscored the Group’s strong capacity to keep on generating revenues in the current difficult environment and absorb the larger provisions. Net operating income in the first quarter was 2.5 times more than the provisions made during the period.
Moreover, the share of the net operating income over loans increased in relative terms in the first quarter of the year.
January — March 2010           Financial Report

10	Consolidated financial report
Operating expenses

			Variation
Million euros	Q1’10	Q1’09	Amount	(%)

Personnel expenses	2,182	2,059	124	6.0
General expenses	1,629	1,529	101	6.6
Information technology	213	183	30	16.6
Communications	161	159	3	1.6
Advertising	137	146	(9)	(6.2)
Buildings and premises	363	341	22	6.6
Printed and office material	39	43	(4)	(9.2)
Taxes (other than profit tax)	79	73	6	8.4
Other expenses	637	585	52	8.9

Personnel and general expenses	3,812	3,587	224	6.3

Depreciation and amortisation	451	379	71	18.8

Total operating expenses	4,263	3,967	296	7.5

Annualised, it represents 3.5% of loans (3.1% in the same period of 2009).
Loan-loss provisions and other provisions
Net loan-loss provisions amounted to EUR 2,436 million, 10.3% more than in the first quarter of 2009 but lower growth than in previous quarters. Excluding the exchange rate and perimeter effect, they were 0.3% higher.
The asset impairment losses and other results and provisions, which reflect allowances for possible contingencies, were EUR 387 million negative, similar to the EUR 303 million negative in the first quarter of 2009.
Profit
Profit before tax was EUR 3,173 million. After the tax charge, the profit from continued operations was EUR 2,439 million, 14.6% more than in the first quarter of 2009 (+7.5% excluding the perimeter and exchange rate impact). Attributable profit, after incorporating discontinued operations (impact from the sale of Banco de Venezuela) and minority interests (effect of the placement of shares of Banco Santander Brazil), was EUR 2,215 million (5.7% more than in the first quarter of 2009).
Earnings per share in the first quarter were EUR 0.2553, 3.3% more year-on-year and slightly affected by the capital increases in 2009.
Net loan-loss provisions

			Variation
Million euros	Q1’10	Q1’09	Amount	(%)

Non performing loans	2,701	2,475	226	9.1
Country-risk	(3)	(77)	73	(95.6)
Recovery of written-off assets	(261)	(189)	(72)	38.0

Total	2,436	2,209	227	10.3

     Financial Report           January — March 2010

Consolidated financial report	11
Balance sheet

			Variation
Million euros	31.03.10	31.03.09	Amount	(%)	31.12.09

Assets
Cash on hand and deposits at central banks	48,394	36,305	12,089	33.3	34,889
Trading portfolio	146,999	157,721	(10,723)	(6.8)	135,054
Debt securities	58,256	47,401	10,856	22.9	49,921
Customer loans	1,946	6,188	(4,242)	(68.6)	10,076
Equities	8,761	5,883	2,878	48.9	9,248
Trading derivatives	71,637	92,491	(20,854)	(22.5)	59,856
Deposits from credit institutions	6,399	5,758	640	11.1	5,953
Other financial assets at fair value	34,311	31,189	3,122	10.0	37,814
Customer loans	8,369	8,886	(517)	(5.8)	8,329
Other (deposits at credit institutions, debt securities and equities)	25,942	22,303	3,639	16.3	29,485
Available-for-sale financial assets	87,587	60,693	26,895	44.3	86,621
Debt securities	80,189	53,970	26,219	48.6	79,289
Equities	7,398	6,722	676	10.1	7,331
Loans	742,569	744,848	(2,279)	(0.3)	736,746
Deposits at credit institutions	55,809	58,267	(2,458)	(4.2)	57,641
Customer loans	672,834	670,423	2,411	0.4	664,146
Debt securities	13,926	16,158	(2,232)	(13.8)	14,959
Investments	167	224	(58)	(25.6)	164
Intangible assets and property and equipment	12,000	11,055	944	8.5	11,774
Goodwill	23,602	20,719	2,883	13.9	22,865
Other	46,732	52,610	(5,878)	(11.2)	44,602

Total assets	1,142,360	1,115,365	26,995	2.4	1,110,529

Liabilities and shareholders’ equity
Trading portfolio	117,807	151,253	(33,446)	(22.1)	115,516
Customer deposits	4,116	9,144	(5,028)	(55.0)	4,658
Marketable debt securities	460	3,297	(2,836)	(86.0)	586
Trading derivatives	68,427	87,306	(18,879)	(21.6)	58,713
Other	44,804	51,507	(6,703)	(13.0)	51,559
Other financial liabilities at fair value	43,244	32,363	10,880	33.6	42,371
Customer deposits	17,316	11,251	6,065	53.9	14,636
Marketable debt securities	6,246	3,227	3,019	93.5	4,887
Due to central banks and credit institutions	19,682	17,885	1,797	10.0	22,848
Financial liabilities at amortized cost	850,157	811,086	39,072	4.8	823,403
Due to central banks and credit institutions	73,841	72,859	983	1.3	73,126
Customer deposits	515,596	456,619	58,977	12.9	487,681
Marketable debt securities	204,019	222,367	(18,348)	(8.3)	206,490
Subordinated debt	34,740	39,818	(5,078)	(12.8)	36,805
Other financial liabilities	21,961	19,422	2,539	13.1	19,300
Insurance liabilities	13,905	18,849	(4,944)	(26.2)	16,916
Provisions	17,906	17,793	113	0.6	17,533
Other liability accounts	23,709	22,157	1,551	7.0	20,919

Total liabilities	1,066,728	1,053,501	13,227	1.3	1,036,659

Shareholders’ equity	71,977	66,731	5,246	7.9	71,832
Capital stock	4,114	4,078	37	0.9	4,114
Reserves	69,769	65,369	4,400	6.7	61,071
Attributable profit to the Group	2,215	2,096	119	5.7	8,943
Less: dividends	(4,122)	(4,812)	690	(14.3)	(2,297)
Equity adjustments by valuation	(1,992)	(7,487)	5,495	(73.4)	(3,165)
Minority interests	5,647	2,620	3,027	115.5	5,204

Total equity	75,632	61,864	13,768	22.3	73,871

Total liabilities and equity	1,142,360	1,115,365	26,995	2.4	1,110,529

January — March 2010           Financial Report

12	Consolidated financial report
Consolidated Balance sheet
Activity reflected the current market context of low growth and less leverage:
•	Impact of lower demand for loans: flat year-on-year.
•	Strong focus on attracting funds, with preference for deposits: +13% year-on-year.
Generation of capital helped increase core capital to 8.8%.
Further rise in shareholders’ equity per share, to EUR 8.28 (+EUR 0.24).
Total managed funds at the end of March amounted to EUR 1,284,065 million, of which EUR 1,142,360 million (89%) were on-balance sheet and the rest off-balance sheet mutual and pension funds and managed portfolios.
In order to correctly interpret this information, it is necessary to take into account two actors. First, a negative perimeter effect from the sale of Banco de Venezuela. Second, the positive impact of the appreciation against the euro over the last 12 months of most currencies: 28% for the Brazilian real, 5% for sterling, 13% for the Mexican peso and 9% for the Chilean peso. The dollar, however, depreciated 1%.
The net impact of both factors on the growth in customer balances was 3 p.p. positive on loans and 4 p.p. on customer funds.
Lending
The Group’s net lending amounted to EUR 683,149 million, remaining flat over December and March 2009. Deducting the perimeter effects (-1 p.p.) and exchange rates (+4 p.p.), there was a fall of 3% over March 2009.
Lending to the public sector increased 38% year-on-year and loans to other resident sectors dropped 5%. Secured loans increased 3%, while the commercial portfolio dropped 13%, given its reduced maturities and the adjustment made to stocks and working capital. Other loans declined 13%. Loans to the non-resident sector rose 2%.
Customer loans

			Variation
Million euros	31.03.10	31.03.09	Amount	(%)	31.12.09

Public sector	10,372	7,514	2,858	38.0	9,803
Other residents	220,327	231,211	(10,884)	(4.7)	222,355
Commercial bills	9,918	11,390	(1,473)	(12.9)	11,134
Secured loans	127,747	124,421	3,326	2.7	125,397
Other loans	82,663	95,400	(12,737)	(13.4)	85,824
Non-resident sector	470,620	461,581	9,039	2.0	468,267
Secured loans	292,133	270,826	21,307	7.9	286,381
Other loans	178,487	190,754	(12,268)	(6.4)	181,886

Gross customer loans	701,319	700,306	1,013	0.1	700,424

Loan-loss allowances	18,170	14,809	3,361	22.7	17,873

Net customer loans	683,149	685,497	(2,348)	(0.3)	682,551

Pro memoria: Doubtful loans	25,059	18,683	6,376	34.1	24,027
Public sector	21	15	6	39.1	18
Other residents	10,367	7,748	2,620	33.8	9,898
Non-resident sector	14,671	10,921	3,750	34.3	14,111
     Financial Report           January — March 2010

Consolidated financial report	13
Continental Europe’s balance of total lending declined 3%. In Spain, the combined lending of the Santander Branch Network and Banesto dropped 5%, following the pattern in the resident sector.
Santander Consumer Finance and Portugal’s lending hardly changed in the last 12 months. In Portugal credit to SMEs grew 6% and to individual customers 2%. Loans to companies dropped 2%, as a result of lower wholesale balances.
In the United Kingdom, lending amounted to EUR 220,335 million. In local currency, it dropped 1% because of lower repos. Excluding them, the increase was 1%. In sterling and local criteria, residential mortgages grew 5% and loans to SMEs 18%, while personal loans, with a small relative share in total lending, dropped 23%, in line with the Group’s strategy.
Lending in Latin America declined 14%, excluding the exchange rate impact and affected by the sale of Banco de Venezuela. By countries, Brazil’s decline was 5%, although loans to individual customers via branches rose 9%. This fall is due to the trend registered in lending in 2009 and beginning of 2010. In March and April there was a strong recovery of lending (annualised), registering double digit growth in both months.
Mexico’s dropped 9%, due to the adjustment in consumer businesses and cards for market reasons as well as rigorous admission criteria. Lastly, Chile’s declined 1% because of slower activity and the impact of the earthquake.
Sovereign’s loans amounted to EUR 38,441 million (-6% in dollars), due to the weak environment and the reduction in the balances of non-strategic segments. The first quarter, however, showed some recovery in the most strategic mortgage segments (residential and multifamily).
In the first quarter of 2010, lending was 1% lower, excluding the exchange rate impact.
At the end of March, Continental Europe accounted for 47% of the Group’s total lending (34% Spain), the UK 32%, Latin America 15% (8% Brazil) and Sovereign 6%. The respective figures a year earlier were 48% for Continental Europe, 31% for the UK, 15% for Latin America and 6% for Sovereign.
Customer funds under management
Total funds at the end of March amounted to EUR 931,699 million, 6% more than a year earlier with a perimeter effect of -1 p.p. and an exchange rate impact of +5 p.p.
Of note, after deducting both effects for a better analysis, was the 13% rise in deposits without repos (demand deposits: +12%; time: +14%), reflecting the focus on capturing balances by all the Group’s units. Marketable securities dropped 9%, repos declined 21% and subordinated debt 16% (affected by the exchange processes). Mutual and pension funds increased 12% and 6%, respectively, because of the recovery of markets and entries in some Latin American markets, which reversed the downward trend of previous quarters.
Continental Europe increased its deposits excluding repos 24% compared to the end of March 2009.
In Spain, which accounts for three out of every four of Continental Europe’s deposits, deposits increased 20% in the last twelve months, due to the strategy of growth and customers’ preference for this type of product instead of mutual funds. As a result, the performance of mutual and pension funds combined was flat in the last twelve months, compared to the decline of previous quarters.
Santander Consumer Finance’s deposits excluding repos increased 45%, while in Portugal deposits excluding repos rose 9%. The combined growth of mutual and pension funds was 37%.
In the UK, customer deposits excluding repos increased 12% in sterling, while mutual funds rose 53%.
In Latin America, savings rose 2%, excluding the exchange-rate and perimeter effects. These savings grew 3% in Brazil, 9% in Mexico and declined 4% in Chile. The performance was similar: double digit growth in demand deposits and mutual funds and decline in time deposits, which anticipates the next interest rate movements in markets.
Sovereign’s customer funds amounted to EUR 46,996 million, 10% lower in dollars due to the bank’s policy of reducing high cost balances. Low cost retail deposits increased 9% and more expensive funds declined 47%.
January — March 2010           Financial Report

14	Consolidated financial report
Customer funds under management

			Variation
Million euros	31.03.10	31.03.09	Amount	(%)	31.12.09

Public sector	16,438	17,080	(642)	(3.8)	13,293
Other residents	130,262	119,755	10,507	8.8	126,189
Demand deposits	62,678	52,918	9,760	18.4	61,000
Time deposits	53,398	48,374	5,024	10.4	49,177
REPOs	14,185	18,463	(4,278)	(23.2)	16,012
Non-resident sector	390,329	340,180	50,149	14.7	367,495
Demand deposits	202,484	178,147	24,337	13.7	195,823
Time deposits	162,273	132,412	29,861	22.6	148,485
REPOs	21,738	23,338	(1,600)	(6.9)	18,403
Public Sector	3,833	6,282	(2,450)	(39.0)	4,784

Customer deposits	537,028	477,015	60,013	12.6	506,976

Debt securities	210,725	228,891	(18,166)	(7.9)	211,963
Subordinated debt	34,740	39,818	(5,078)	(12.8)	36,805

On-balance-sheet customer funds	782,493	745,724	36,769	4.9	755,744

Mutual funds	110,797	89,116	21,681	24.3	105,216
Pension funds	11,215	10,567	648	6.1	11,310
Managed portfolios	19,693	16,612	3,081	18.5	18,364
Savings-insurance policies	7,501	12,970	(5,469)	(42.2)	9,422

Other customer funds under management	149,206	129,265	19,941	15.4	144,313

Customer funds under management	931,699	874,989	56,710	6.5	900,057

Continental Europe accounted for 40% of managed customer funds (31% Spain), the UK 30%, Latin America 24% (Brazil 14%) and Sovereign 6%. The respective figures a year earlier were 40% for Continental Europe, 30% for the United Kingdom, 23% for Latin America and 7% Sovereign.
Deposits excluding repos were 4% higher at the end of March than in December 2009 and mutual funds 2%, both without the exchange rate impact.
The strong growth in deposits underscores the capturing strategy of previous quarters, and which was stepped up in the last few months with the launching of new products, particularly in Spain. These campaigns involved products that, because of their conditions of access, linkage and profitability, aim to gain market share by attracting prime customers.
The Group also considers it of strategic value to maintain an active policy of issues in fixed income international markets.
Mutual funds

Million euros	31.03.10	31.03.09	Var. (%)

Spain	40,271	41,042	(1.9)
Portugal	4,158	2,748	51.3
United Kingdom	11,923	7,461	59.8
Latin America	54,446	37,865	43.8

Total	110,797	89,116	24.3

The Group issued in the first quarter of 2010, EUR 8,264 million and EUR 2,100 million of senior debt and covered bonds, respectively. In April, EUR 2,640 of covered bonds and EUR 2,040 of senior debt were issued.
These operations bring the total issued amount in the medium-and long-term to just over EUR 15.0 billion, with a longer average maturity than that of the stock of senior debt and covered bonds at the end of 2009.
This issuing activity shows the capacity of the Group and its main subsidiaries to access the different institutional markets in the countries where it operates: Spain, with Banco Santander and Banesto, Portugal, the UK, Chile, Brazil and Mexico.
As regards securitisations, our subsidiary in the UK issued EUR 775 million and ₤1,119 million in international markets, contributing to the reopening of this market to institutional investment.
Pension funds

Million euros	31.03.10	31.03.09	Var. (%)

Spain	9,826	9,273	6.0
Portugal	1,389	1,294	7.3

Total	11,215	10,567	6.1

     Financial Report           January — March 2010

Consolidated financial report	15
Total equity and capital with the nature of financial liabilities

			Variation
Million euros	31.03.10	31.03.09	Amount	(%)	31.12.09

Capital stock	4,114	4,078	37	0.9	4,114
Additional paid-in surplus	29,305	29,309	(4)	(0.0)	29,305
Reserves	40,634	36,723	3,911	10.7	31,796
Treasury stock	(170)	(662)	492	(74.3)	(30)

Shareholders’ equity (before profit and dividends)	73,883	69,447	4,436	6.4	65,186

Attributable profit	2,215	2,096	119	5.7	8,943
Interim dividend distributed	(2,297)	(2,713)	417	(15.4)	(1,285)
Interim dividend not distributed	(1,825)	(2,099)	274	(13.0)	(2,837)

Shareholders’ equity (after retained profit)	71,977	66,731	5,246	7.9	70,006

Valuation adjustments	(1,992)	(7,487)	5,495	(73.4)	(3,165)
Minority interests	5,647	2,620	3,027	115.5	5,204

Total equity (after retained profit)	75,632	61,864	13,768	22.3	72,045

Preferred shares and securities in subordinated debt	8,081	7,856	225	2.9	7,745

Total equity and capital with the nature of financial liabilities	83,713	69,720	13,993	20.1	79,791

Issues of senior debt, covered bonds and subordinated debt that matured had countervalues of EUR 6,054 million, EUR 50 million and EUR 62 million, respectively.
In this regard, it is necessary to point out that the Group successfully completed in the first quarter a bid for the issue of subordinated debt. This meant the acceptance and subsequent cancellation of issues for the following nominal amounts: EUR 181 million, ₤1,309 million and US$ 1,632 million.
This capturing of stable funds, via deposits and issues, combined with the reduced growth in lending, enabled the commercial gap of credit over deposits to be lowered in the last 12 months by 17 p.p. at Group level. The ratio of deposits plus medium and long-term financing over loans increased to 110% at the end of March (106% a year earlier), underscoring the appropriate structure of financing the Group’s lending.
Goodwill
Total goodwill, including that corresponding to the banks that consolidate by global integration and to equity stakes, was EUR 23,611 million at the end of March, EUR 2,883 million higher than a year earlier because of the impact of exchange rates.
Shareholders’ equity and solvency ratios
Total shareholders’ equity was 8% higher at EUR 71,977 million (+EUR 5,246 million y-o-y), mainly due to the increase in reserves,
Including valuation adjustments, minority interests and preference shares, total net equity and capital with the nature of financial liabilities amounted to EUR 83,713 million, EUR 13,993 million more than in March 2009 (+20%). Minority interests accounted for EUR 3,027 million of the increase after the placement of the shares of Banco Santander Brazil, and valuation adjustments were EUR 5,495 million higher year-on-year because of the favourable impact of the appreciation of some currencies against the euro.
As regards capital ratios, Grupo Santander’s eligible shareholders’ equity, in accordance with the criteria of the Bank for International Settlements (BIS II), amounted to EUR 79,573 million (EUR 34,169 million surplus and 75% above the minimum requirement). The BIS II ratio was 14.0%, Tier 1 10.3% and core capital 8.8% (+150 b.p. in the last 12 months). This improvement was due to the free generation of capital, the positive impact on equity from the placement of shares resulting from Brazil’s IPO and the script dividend.
Computable capital and BIS II ratio

			Variation
Million euros	31.03.10	31.03.09	Amount	(%)	31.12.09

Core capital	49,914	40,030	9,883	24.7	48,366
Basic capital	58,328	48,727	9,601	19.7	56,615
Supplementary capital	22,621	26,968	(4,347)	(16.1)	24,309
Deductions	(1,377)	(1,715)	339	(19.7)	(1,221)

Computable capital	79,573	73,980	5,593	7.6	79,704

Risk-weighted assets	567,549	546,088	21,461	3.9	561,684

BIS II ratio	14.0	13.5	0.5 p.		14.2
Tier I (before deductions)	10.3	8.9	1.4 p.		10.1
Core capital	8.8	7.3	1.5 p.		8.6

Shareholders’ equity surplus (BIS II ratio)	34,169	30,293	3,876	12.8	34,769

January — March 2010           Financial Report

16	Consolidated financial report
This level of core capital is in quality and quantitative terms very high and compares very well with that of our peers. This is due to the basically retail nature of Grupo Santander’s business and its strong diversification by countries and products. Furthermore, it should be borne in mind that this ratio includes the generally negative impact of valuation adjustments of portfolios available for sale and excludes the Group’s large generic loan-loss provisions, which are a positive contribution.
Meanwhile, the capacity to generate retained profits, after deducting dividends in accordance with the Group’s pay-out policy, is high. At the end of March, shareholders’ equity per share was EUR 8.28 (+EUR 0.24 in the quarter) and added to the rise in the last four years. A further indication of the Group’s financial strength is the similar evolution of the net asset value (NAV) per share, defined as equity less valuation adjustments, goodwill and other intangible assets.
Recorded revenues and expenses statement

Million euros	Q1’10	Q1’09

Net consolidated profit	2,427	2,195

Other recorded revenues/expenses	1,476	930

Available-for-sale financial assets	(55)	(240)
Cash flow hedges	(7)	(31)
Hedges of net investments in businesses abroad	(1,009)	(703)
Exchange rates differences	2,245	1,674
Other revenues/expenses	(0)	111
Recorded in minority interests	303	117

Total recorded revenues/expenses	3,903	3,125

Attributale to the Parent Bank	3,388	2,908
Attributale to the minority interests	515	217
Rating agencies
The latest reviews by rating agencies are as follows.
In June, Fitch Ratings affirmed Banco Santander’s ‘AA’ ratings and removed the Rating Watch Negative. A stable outlook was assigned. These changes were due to the good management of the integration of the recent acquisitions in Brazil, the UK, Europe and the US, which will provide revenues and cost synergies. Another factor was a core capital of 7.3% at the end of the first quarter of 2009.
This agency also pointed out the Group’s good position in the current complex environment given the diversification of its businesses, its capacity to generate recurring commercial revenues and the policy of strict control of costs.
S&P said Banco Santander was overcoming the crisis well, but in April 2009 changed its outlook from stable to negative because of the deterioration of credit conditions in some of the Group’s markets.

	Long	Short	Financial
	term	term	strength

Standard & Poor’s	AA	A1 +
Fitch Ratings	AA	F1 +	A/B
Moody’s	Aa2	P1	B-
DBRS	AA	R1(high)
Moody’s, as part of its look at all countries, put our long-term rating at Aa2, with negative outlook and financial strength at B-. The reasons for this were the exposure to the Spanish, British and American markets, although in the case of the latter two it said they would provide profits in the long term.
Moody’s indicated that Santander is one of the global banks with the best rating.
Lastly, DBRS confirmed in February 2010 the AA rating, based on the strength of the franchise and the capacity to generate recurring results, enabling Santander to face the fragile economic situation and the still unstable global financial markets.
     Financial Report           January — March 2010

Risk management	17
Credit risk management*

			Variation
Million euros	31.03.10	31.03.09	Amount		(%)	31.12.09

Non-performing loans	25,512	18,968	6,544		34.5	24,554
NPL ratio (%)	3.34	2.49	0.85 p.			3.24
Loan-loss allowances	18,898	15,166	3,732		24.6	18,497
Specific	12,219	8,905	3,314		37.2	11,770
Generic	6,679	6,261	418		6.7	6,727
NPL coverage (%)	74	80	(6 p.	)		75
Credit cost (%) **	1.58	1.34	0.24 p.			1.57

Ordinary non-performing and doubtful loans ***	15,807	13,235	2,572		19.4	17,641
NPL ratio (%) ***	2.10	1.75	0.35 p.			2.35
NPL coverage (%) ***	120	115	5 p.			105

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees

Note:	NPL ratio: Non-performing loans / computable assets
Risk management
Credit risk management
The still weak global economy caused non-performing loan (NPL) ratios to rise because of the increase in the Group’s bad and doubtful loans and the slower pace of growth in lending.
Grupo Santander’s NPL ratio stood at 3.34% at the end of March, 85 b.p. more than a year earlier, easing its evolution again in the quarter (+10 b.p.). This ratio still compares well with international standards. Coverage (74%), remained stable in the last quarters. Its level also compares well with that of our international peers.
The Group’s total net specific provisions for loan losses, after deducting write offs recovered, amounted to EUR 2,811 million in the first quarter, 1.58% of average (last twelve months) credit risk, compared to EUR 2,694 million (1.34%) in the first quarter of 2009. This higher cost of credit was offset by an increase in the spreads on loans, reflected in the growth in net interest income, and by the recovery in some units of generic provisions. Net provisions represented 1.41% of credit risk, much lower than net operating income as a percentage of credit risk (3.51%).
The Group’s NPL ratio in Spain was well below that of the banking sector as a whole and thanks to its better relative performance in the last few years, the differential widened. The ratio was 3.59% at the end of March (+18 b.p. since the end of 2009 and +119 b.p. since March 2009). Coverage was 68%.
In the UK, the NPL ratio was 1.87%, 16 b.p. more than December and 62 b.p. more than March 2009. Coverage was 40%, 4 p.p. below December and 16 p.p. less than March 2009.
Of note in standardised risks and because of their importance in the Group’s total lending are residential mortgages in Spain and the UK, which account for 33% of the Group’s global amount (mainly first residence).
Residential mortgages account for 26% of the total credit risk in Spain, with an average LTV of 51% and an affordability rate of 33%. Their NPL ratio is 2.6%, which compares well with the rest of Spain’s banks. Of the total mortgages in Spain, those with a LTV of more or equal to 90% account for only 6%. When a mortgage of this type is approved the Group’s policies establish that the customer must contribute additional guarantees.
In addition, the Group’s exposure to the property and construction sectors in Spain compares very well with the figures published by the Bank of Spain in its latest Financial Stability Report. The potentially problematic exposure of Santander and Banesto (doubtful and substandard loans plus the total of acquired and foreclosed assets and write offs) in these two sectors amounted to EUR 14,084 million at the end of March.
January — March 2010           Financial Report

18	Risk management
Non-performing loans by quarter

Million euros	Q1’09	Q2’09	Q3’09	Q4’09	Q1’10

Balance at beginning of period	14,191	18,968	21,752	22,666	24,554
Net additions	5,290	4,877	4,170	3,897	3,423
Increase in scope of consolidation	1,033	—	—	—	—
Exchange differences	211	370	(302)	610	420
Write-offs	(1,758)	(2,463)	(2,954)	(2,620)	(2,885)

Balance at period-end	18,968	21,752	22,666	24,554	25,512

The specific provisions for this portfolio provide coverage of 29%. Including the generic provisions in Spain, coverage in the face of a potential deterioration is 46%. Including the net operating income generated in 2009, coverage would be 89%. These figures are well above the sector’s average given the greater relative impact both of the generic funds available as well as the net operating income of Santander and Banesto in Spain.
In the UK, residential mortgages are focused on the first residence. In Loan to Value terms, the credit risk quality is high (average of 52%) and the NPL ratio is 1.59%.
Santander Consumer Finance improved its NPL ratio for the second straight quarter (to 5.12%) and coverage increased for the fifth quarter running (from 86% at the end of 2008 to 108%).
Portugal’s NPL ratio increased in the first quarter as well as in the last 12 months (+45 b.p.) to 2.32%, while coverage was 64%.
Latin America’s NPL ratio was 4.18% (+91 b.p. since March 2009, but -7 b.p. since December 2009). Coverage was 107% (+2 p.p. since the end of 2009).
Management of market risk
The risk of trading activity, measured in VaR terms, evolved in a stable way to around an average of EUR 26.2 million. It fluctuated between EUR 22.7 and EUR 32.4 million. At the end of March, the VaR was on a downward path, mainly because of the decline in Brazil, due to the reduced exposure of risk to equities and exchange rates.
Trading portfolios*. VaR by region

First quarter	2010		2009
Million euros	Average	Latest	Average

Total	26.2	25.8	34.0

Europe	11.2	11.9	14.2
USA and Asia	1.1	1.3	4.5
Latin America	18.2	21.1	22.4
Global activities	16.6	19.2	—

(*).-	Trading activity
Trading portfolios*. VaR by market factor

First quarter
Million euros	Min	Avg	Max	Latest

VaR total	22.7	26.2	32.4	25.8

Diversification effect	(19.3)	(30.6)	(41.1)	(39.6)
Interest rate VaR	13.5	17.2	20.8	15.7
Equity VaR	3.9	5.6	9.8	7.2
Fx VaR	6.7	12.7	21.9	18.0
Credit spreads VaR	15.3	20.1	24.0	23.1
Commodities VaR	0.9	1.2	1.7	1.3

(*).-	Trading activity
     Financial Report          January — March 2010

The share	19
The Santander share
Shareholder remuneration
In line with its shareholder remuneration policy, Santander paid on February 1 its third interim dividend of EUR 0.12294 per share charged to 2009’s earnings.
The Board approved payment of the fourth interim dividend of EUR 0.221826 as of May 1. If approved by the General Meeting of Shareholders, it will be the last one for 2009 and bring the total nominal dividend to EUR 0.60.
The total amount assigned to dividends is EUR 4,919 million, 2% more than the EUR 4,812 million charged to 2008’s earnings.
Share price performance
Stock markets were very volatile after reaching highs in the middle of January. The agenda of investors was set by the Obama plan announcing restrictions on the size of banks, the Chinese government’s decision to limit lending in order to prevent speculative movements and the perception of debt in some countries on the periphery of the euro zone. After a period of uncertainty, investors recovered confidence in equities in March.
The Santander share ended March at EUR 9.840, down 14.8% in the quarter. In the last 12 months the share rose 89.6%, outperforming the main indices (Ibex-35: +39.1%; DJ Stoxx 50: 44.8% and DJ Stoxx Banks: 78.8%).
On April 27, the closing date of this report, the Santander share was at EUR 9.497, down 3.5% in the month and similar to the reference indices.
Market capitalisation
At March 31, Santander was the largest bank in the euro zone by market capitalisation and the ninth in the world in the sector’s entities (EUR 80,972 million).
The share’s weighting in the DJ Stoxx 50 index was 3.1%, 9.9% in the DJ Stoxx Banks and 21.5% in the Ibex-35.
Trading
A total of 7,280 million shares were traded during the first quarter for an effective value of EUR 75,539 million, the largest figure among the DJ Stoxx 50. The liquidity ratio was 88%. The average daily turnover was 115.5 million shares for an effective value of EUR 1,199 million.
Shareholders
There were 3,094,403 shareholders at March 31, of which 2,823,855 were European (85.21% of the capital) and 255,788 from the Americas (14.53%).
Excluding the Board which holds 3.42% of the Bank’s capital, individual shareholders own 34.14% of the capital and institutional ones 62.44%.
The Santander share. March 2010

Shareholders and trading data

Shareholders (number)	3,094,403
Shares outstanding (number)	8,228,826,135
Average daily turnover (no. of shares)	115,548,011
Share liquidity (%)	88
(Number of shares traded during the year / number of shares)

Remuneration per share*	euros	% (1)

Fourth interim dividend 2008 (01.05.09)	0.257373	(2.1)
First interim dividend 2009 (01.08.09)	0.135234	7.3
Santander Dividendo Elección (04.11.09)	0.120000	(4.8)
Third interim dividend 2009 (01.02.10)	0.122940	0.0
Fourth interim dividend 2009 (01.05.10)	0.221826	(13.8)

Price movements during the year

Beginning (30.12.09)	11.550
Highest	12.135
Lowest	8.695
Last (31.03.10)	9.840
Market capitalisation (millions) (31.03.10)	80,972

Stock market indicators

Price / Book value (2) (X)	1.19
P/E ratio (X)	9.64
Yield (3) (%)	5.78

(1)	Variation o/ equivalent previous year

(2)	Including the number of shares needed to compulsorily convert the “Valores Santander”

(3)	Total remuneration / Q1’10 average share price
Capital stock ownership

March 2010	Shares	%

The Board of Directors	281,681,584	3.42
Institutional investors	5,138,210,921	62.44
Individuals	2,808,933,630	34.14

Total	8,228,826,135	100.00

January — March 2010           Financial Report

20	Information by segments
Description of the segments
Grupo Santander maintained in 2010 the general criteria used in 2009, with the following exceptions:
•	The Global Customer Relation Model was reviewed. This does not mean any changes in the principal (geographic) segments, but it does affect the figures for Retail Banking and Global Wholesale Banking.

•	Exit of Open Bank from the Santander Consumer Finance division, as it is being managed differently outside this sphere.
None of these changes was significant for the Group and do not alter its figures. The figures for 2009 were restated and include the changes in the affected areas.
With the sale of Banco de Venezuela, effective in July 2009, this bank’s results for 2009 were eliminated from the various lines of the income statement and recorded in discontinued operations.
The financial statements of each business area have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.
In accordance with the IFRS, the business areas are structured into two levels:
Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas (euro, dollar and sterling). The segments reported on are:
•
Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of the United Kingdom. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance (including Santander Consumer USA) and Portugal is also set out.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group in the country.
•
Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

In addition, Sovereign’s figures are recorded on their own. This bank began to be consolidated by global integration in February 2009, after its acquisition had gone ahead.
Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:
•
Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance details are provided by the main geographic areas (Continental Europe, United Kingdom and Latin America) and Sovereign, as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•
Global Wholesale Banking (GBM). This business reflects the revenues from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•
Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks which place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses (their totals are the same), the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.
     Financial Report           January — March 2010

Information by principal segments	21
Income statement

	Net operating income				Attributable profit to the Group
Million euros	Q1’10	Q1’09	Amount	%	Q1’10	Q1’09	Amount	%

Continental Europe	2,699	2,605	95	3.6	1,369	1,302	67	5.1

o/w: Santander Branch Network	830	857	(27)	(3.2)	500	545	(45)	(8.2)
Banesto	384	378	7	1.8	203	203	0	0.2
Santander Consumer Finance	786	744	42	5.7	189	155	35	22.3
Portugal	192	197	(5)	(2.7)	137	144	(7)	(4.9)

United Kingdom	892	756	136	18.0	480	409	71	17.2

Latin America	2,983	2,545	439	17.3	1,019	890	130	14.6

o/w: Brazil	2,060	1,573	487	30.9	603	436	167	38.2
Mexico	368	402	(34)	(8.5)	146	111	35	31.8
Chile	316	303	12	4.1	134	117	17	14.7

Sovereign	279	65	213	326.0	69	(20)	89	—

Operating areas	6,853	5,970	883	14.8	2,937	2,581	356	13.8

Corporate Activities	(856)	(716)	(140)	19.5	(722)	(485)	(237)	48.8

Total Group	5,997	5,254	743	14.1	2,215	2,096	119	5.7

Ratios

	Efficiency ratio(1)		ROE		NPL ratio*		NPL coverage*
%	Q1’10	Q1’09	Q1’10	Q1’09	Q1’10	Q1’09	Q1’10	Q1’09

Continental Europe	35.5	36.0	20.07	19.71	3.72	2.73	76	81

o/w: Santander Branch Network *	38.3	37.8	27.88	27.91	4.65	3.14	59	61
Banesto	40.1	40.5	18.17	18.89	3.13	1.96	61	85
Santander Consumer Finance	27.1	27.4	10.13	10.35	5.12	4.64	108	89
Portugal	40.1	39.9	22.60	25.34	2.32	1.87	64	71

United Kingdom	38.4	42.1	29.01	28.76	1.87	1.25	40	56

Latin America	37.3	37.7	20.36	23.40	4.18	3.27	107	107

o/w: Brazil	36.4	38.2	20.76	24.68	5.04	3.86	100	107
Mexico	36.5	33.3	19.87	16.20	1.86	2.80	268	128
Chile	33.9	31.9	23.64	25.16	3.36	3.05	99	95

Sovereign	44.0	74.5	11.61		5.14	3.98	64	66

Operating areas	37.1	38.6	20.86	21.63	3.32	2.45	75	81

Total Group	41.5	43.0	12.94	13.25	3.34	2.49	74	80

(1).-	with amortisations.

(*).-
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of March 2010 stood at 3.61% (2.35% in March 2009) and NPL coverage was 66% (78% in March 2009)

Operating means

	Employees		Branches
	Q1’10	Q1’09	Q1’10	Q1’09

Continental Europe	50,206	51,186	5,875	6,062

o/w: Santander Branch Network	18,761	19,035	2,935	2,933
Banesto	9,738	10,283	1,772	1,888
Santander Consumer Finance	9,931	9,929	313	378
Portugal	6,238	6,567	763	770

United Kingdom	22,836	23,495	1,328	1,328

Latin America*	86,576	94,633	5,757	6,056

o/w: Brazil	51,429	52,088	3,587	3,601
Mexico	12,437	13,635	1,095	1,106
Chile	11,753	12,059	498	501

Sovereign	8,503	10,175	722	750

Operating areas	168,121	179,489	13,682	14,196

Corporate Activities	1,803	1,677

Total Group	169,924	181,166	13,682	14,196

(*).-	In July 2009, sale of Banco de Venezuela (5,600 employees; 285 branches)
January — March 2010           Financial Report

22	Information by principal segments
Income statement and balance sheet by principal segments

	Operating business areas			Continental Europe
Million euros	Q1’10	Q1’09	Var (%)	Q1’10	Q1’09	Var (%)

Income statement
Net interest income	7,728	6,676	15.8	2,855	2,902	(1.6)

Net fees	2,328	2,151	8.2	959	955	0.4
Gains (losses) on financial transactions	779	749	4.0	310	121	157.4
Other operating income (1)	54	140	(61.7)	61	92	(33.4)

Gross income	10,889	9,717	12.1	4,186	4,071	2.8

Operating expenses	(4,036)	(3,746)	7.7	(1,487)	(1,466)	1.4
General administrative expenses	(3,623)	(3,402)	6.5	(1,340)	(1,327)	0.9
Personnel	(2,090)	(1,972)	6.0	(832)	(835)	(0.3)
Other general administrative expenses	(1,533)	(1,430)	7.2	(507)	(492)	3.0
Depreciation and amortisation	(412)	(344)	19.7	(148)	(139)	6.5

Net operating income	6,853	5,970	14.8	2,699	2,605	3.6

Net loan-loss provisions	(2,398)	(2,211)	8.5	(765)	(773)	(1.1)
Other income	(297)	(176)	68.3	(26)	(6)	348.2

Profit before taxes	4,158	3,583	16.1	1,908	1,825	4.5

Tax on profit	(1,007)	(965)	4.3	(511)	(480)	6.6

Profit from continuing operations	3,151	2,617	20.4	1,397	1,346	3.8

Net profit from discontinued operations	(2)	67	—	(2)	(18)	(91.4)

Consolidated profit	3,150	2,684	17.4	1,395	1,328	5.1

Minority interests	213	103	106.8	27	26	0.8

Attributable profit to the Group	2,937	2,581	13.8	1,369	1,302	5.1

Balance sheet
Customer loans (2)	681,956	685,236	(0.5)	321,030	331,184	(3.1)
Trading portfolio (w/o loans)	133,509	143,013	(6.6)	59,666	68,294	(12.6)
Available-for-sale financial assets	65,120	43,762	48.8	25,854	15,997	61.6
Due from credit institutions (2)	138,519	131,335	5.5	84,462	75,531	11.8
Intangible assets and property and equipment	10,958	9,638	13.7	5,018	4,610	8.8
Other assets	91,977	84,649	8.7	23,290	19,067	22.1

Total assets/liabilities & shareholders’ equity	1,122,039	1,097,633	2.2	519,319	514,682	0.9

Customer deposits (2)	526,831	474,267	11.1	210,851	175,325	20.3
Marketable debt securities (2)	130,648	130,084	0.4	48,990	51,342	(4.6)
Subordinated debt (2)	18,693	16,491	13.4	2,014	1,715	17.5
Insurance liabilities	13,905	18,849	(26.2)	8,695	14,564	(40.3)
Due to credit institutions (2)	193,964	193,782	0.1	111,894	95,692	16.9
Other liabilities	179,292	211,585	(15.3)	109,399	147,655	(25.9)
Shareholders’ equity (3)	58,705	52,576	11.7	27,476	28,391	(3.2)

Other customer funds under management	149,206	129,265	15.4	68,520	70,959	(3.4)

Mutual funds	110,797	89,116	24.3	44,429	43,790	1.5
Pension funds	11,215	10,567	6.1	11,215	10,567	6.1
Managed portfolios	19,693	16,612	18.5	5,515	3,925	40.5
Savings-insurance policies	7,501	12,970	(42.2)	7,362	12,677	(41.9)

Customer funds under management	825,378	750,106	10.0	330,376	299,340	10.4

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
     Financial Report           January — March 2010

Information by principal segments	23
Income statement and balance sheet by principal segments

	United Kingdom			Latin America
Million euros	Q1’10	Q1’09	Var (%)	Q1’10	Q1’09	Var (%)

Income statement
Net interest income	1,081	908	19.0	3,379	2,662	26.9

Net fees	228	235	(2.9)	1,045	891	17.2
Gains (losses) on financial transactions	133	156	(14.5)	330	483	(31.7)
Other operating income (1)	6	7	(17.9)	3	47	(93.8)

Gross income	1,448	1,306	10.9	4,756	4,083	16.5

Operating expenses	(557)	(550)	1.2	(1,773)	(1,539)	15.2
General administrative expenses	(485)	(498)	(2.6)	(1,606)	(1,407)	14.1
Personnel	(288)	(288)	(0.1)	(862)	(744)	16.0
Other general administrative expenses	(197)	(210)	(6.1)	(743)	(664)	12.0
Depreciation and amortisation	(71)	(52)	37.4	(167)	(132)	26.6

Net operating income	892	756	18.0	2,983	2,545	17.3

Net loan-loss provisions	(230)	(208)	10.2	(1,237)	(1,136)	8.9
Other income	(5)	1	—	(257)	(170)	50.9

Profit before taxes	657	548	19.9	1,489	1,238	20.3

Tax on profit	(178)	(139)	27.9	(283)	(357)	(20.5)

Profit from continuing operations	480	409	17.2	1,206	882	36.7

Net profit from discontinued operations	—	—	—	—	84	(100.0)

Consolidated profit	480	409	17.2	1,206	966	24.8

Minority interests	—	—	—	186	77	143.3

Attributable profit to the Group	480	409	17.2	1,019	890	14.6

Pro memoria:

	Million sterling			Million dollars
Gross income	1,285	1,186	8.4	6,573	5,317	23.6
Net operating income	791	686	15.3	4,123	3,313	24.4
Attributable profit to the Group	426	372	14.5	1,409	1,158	21.6

Balance sheet
Customer loans (2)	220,335	212,624	3.6	102,150	99,963	2.2
Trading portfolio (w/o loans)	46,078	50,250	(8.3)	27,574	24,122	14.3
Available-for-sale financial assets	907	840	8.0	27,601	20,394	35.3
Due from credit institutions (2)	33,147	28,889	14.7	20,595	26,631	(22.7)
Intangible assets and property and equipment	1,374	1,227	12.0	4,129	3,212	28.6
Other assets	22,980	26,359	(12.8)	42,463	31,303	35.7

Total assets/liabilities & shareholders’ equity	324,821	320,190	1.4	224,512	205,625	9.2

Customer deposits (2)	168,649	148,338	13.7	115,979	112,495	3.1
Marketable debt securities (2)	60,458	57,854	4.5	8,547	8,738	(2.2)
Subordinated debt (2)	8,703	8,800	(1.1)	5,213	4,165	25.2
Insurance liabilities	2	2	(15.3)	5,208	4,283	21.6
Due to credit institutions (2)	51,010	62,952	(19.0)	29,622	33,274	(11.0)
Other liabilities	29,242	36,581	(20.1)	38,379	25,906	48.1
Shareholders’ equity (3)	6,756	5,662	19.3	21,563	16,764	28.6

Other customer funds under management	11,923	7,461	59.8	68,533	50,255	36.4

Mutual funds	11,923	7,461	59.8	54,446	37,865	43.8
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	13,948	12,097	15.3
Savings-insurance policies	—	—	—	140	293	(52.3)

Customer funds under management	249,733	222,454	12.3	198,272	175,653	12.9

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
January — March 2010          Financial Report

24	Information by principal segments
Continental Europe
•	The commercial networks continued to withstand the cycle and GBM’s results increased strongly.
•	Stable revenues, impacted by the weak economic environment, reduced activity and low interest rates.
•	Control of expenses, with negative rates in commercial units.
•	Stabilised provisions in the last few quarters, both specific ones as well as net of generic provisions.
•	Growth strategy: strong capturing of deposits and loans evolution impacted by lower demand.
Continental Europe includes all activities carried out in this geographic area: retail banking, global wholesale banking, asset management and insurance.
Strategy
In an environment that still remains weak, the Group’s strategy focused on managing spreads in a context of very low interest rates, strong capturing of deposits, which, combined with low demand for loans, is reflected in the rapid improvement in the credit gap on deposits, controlled expenses and risk management centred on recoveries.
Results
Attributable profit was 5.1% higher at EUR 1,369 million (47% of the operating areas). Gross income increased 2.8% year-on-year and net operating income after provisions 5.6%. These growth rates were moderate but very positive in the current context.
The quarterly trend is also good, underscored by the fact that the four large commercial units and the GBM businesses improved notably over the third and fourth quarters of 2009 throughout the income statement.
The impact of the economic and financial context is reflected in the varying performance of the revenue lines. Net interest income declined 1.6% because of low interest rates, the normalisation of spreads on wholesale businesses and stagnant lending.
Net fee income and insurance of EUR 1,003 million remained flat year-on-year, because of the net figure resulting from the fall in asset management, resulting from the unfavourable market background, and the increase in GBM, where management is giving a greater role to disintermediation activities as against more intensive utilisation of the balance sheet.
The GBM strategy is also reflected in the growth in gains on financial transactions, which for Continental Europe amounted to EUR 310 million, well above that of previous quarters.
Operating expenses declined slightly in the Santander Branch Network in Spain, Banesto and Portugal, increased moderately in Santander Consumer Finance and grew more strongly (+6.6%) in the rest of Europe because of the investments made in GBM. The overall increase was 1.4%.
Net operating income was 3.6% higher than in the first quarter of 2009 and 16.4% above the fourth quarter.
Loan-loss provisions were 1.1% lower year-on-year, as a result of maintaining the same levels at the commercial units and the reduced needs of GBM.
Activity
Lending declined 3% in the last 12 months (-0.3% in the quarter over the end of 2009), due to the lower demand in Spain and the reduced growth in the business of Santander Consumer Finance, where the withdrawal of fiscal stimuli in Germany offset the positive impact from the beginning of the upturn in consumption in other countries.
Deposits (without repos) increased 24% year-on-year (+7% in the first quarter). Growth benefited from the launch of the campaign within the corporate strategy to capture deposits in the last months.
The basic objectives of this strategy are to improve the Group’s liquidity position and increase market share by attracting and linking high income customers.
Mutual funds increased 2% and pension funds 6%
     Financial Report           January — March 2010

Information by principal segments	25
Continental Europe. Main units

	Santander				Santander
	Branch Network		Banesto		Consumer Finance		Portugal
Million euros	Q1’10	Var (%)	Q1’10	Var (%)	Q1’10	Var (%)	Q1’10	Var (%)

Income statement
Net interest income	1,032	0.2	432	2.3	852	8.7	188	(9.4)

Net fees	290	(5.7)	156	1.8	216	6.9	94	3.7
Gains (losses) on financial transactions	31	(29.2)	43	(8.8)	3	(86.2)	25	79.0
Other operating income (1)	(8)	132.7	10	(17.0)	7	(58.9)	14	(15.2)

Gross income	1,345	(2.4)	641	1.0	1,078	5.2	320	(2.3)

Operating expenses	(516)	(1.0)	(257)	(0.2)	(292)	3.9	(129)	(1.7)
General administrative expenses	(476)	(1.2)	(225)	(0.5)	(266)	4.4	(111)	(1.8)
Personnel	(311)	(1.9)	(168)	(1.1)	(137)	5.9	(77)	(1.1)
Other general administrative expenses	(165)	(0.1)	(57)	1.3	(129)	2.8	(34)	(3.5)
Depreciation and amortisation	(40)	1.9	(32)	1.6	(26)	(1.0)	(17)	(0.6)

Net operating income	830	(3.2)	384	1.8	786	5.7	192	(2.7)

Net loan-loss provisions	(136)	31.5	(83)	2.3	(498)	(0.6)	(16)	26.6
Other income	(8)	18.1	9	(29.9)	(15)	736.1	(8)	23.1

Profit before taxes	685	(8.2)	310	0.4	273	13.1	168	(5.7)

Tax on profit	(185)	(8.2)	(85)	(0.1)	(77)	21.0	(31)	(8.7)

Profit from continuing operations	500	(8.2)	225	0.6	195	10.3	137	(4.9)

Net profit from discontinued operations	—	—	—	—	(2)	(91.4)	—	—

Consolidated profit	500	(8.2)	225	0.6	194	21.6	137	(4.9)

Minority interests	0	(70.8)	22	4.3	4	(4.1)	0	(11.3)

Attributable profit to the Group	500	(8.2)	203	0.2	189	22.3	137	(4.9)

Balance sheet
Customer loans (2)	113,967	(6.1)	75,382	(2.0)	58,198	1.1	32,317	(0.3)
Trading portfolio (w/o loans)	—	—	7,977	18.4	768	19.5	1,533	(9.7)
Available-for-sale financial assets	—	—	9,097	9.8	453	193.5	7,786	—
Due from credit institutions (2)	31	(14.5)	21,756	22.4	7,283	(10.1)	4,604	7.1
Intangible assets and property and equipment	1,211	(0.1)	1,406	1.9	842	(6.9)	487	0.9
Other assets	638	(0.9)	8,182	15.1	2,694	13.1	4,961	9.9

Total assets/liabilities & shareholders’ equity	115,847	(6.0)	123,800	4.7	70,237	0.7	51,687	15.5

Customer deposits (2)	78,753	32.5	59,037	2.9	23,114	45.2	16,609	8.3
Marketable debt securities (2)	—	—	28,087	1.3	6,872	(42.0)	12,413	29.7
Subordinated debt (2)	—	—	1,331	30.6	424	(0.7)	253	(0.2)
Insurance liabilities	—	—	—	—	—	—	3,187	(23.7)
Due to credit institutions (2)	583	137.9	18,162	14.6	28,814	(10.1)	15,626	35.2
Other liabilities	29,387	(47.5)	12,707	6.4	3,516	58.8	992	(28.7)
Shareholders’ equity (3)	7,125	(6.6)	4,475	4.1	7,498	2.6	2,607	5.3

Other customer funds under management	28,841	(21.5)	10,809	8.8	24	—	8,747	10.6

Mutual funds	21,325	(9.0)	7,106	3.7	19	—	4,158	51.3
Pension funds	6,324	5.0	1,405	3.8	5	—	1,389	7.3
Managed portfolios	—	—	93	1.5	—	—	127	(7.6)
Savings-insurance policies	1,192	(83.7)	2,205	34.6	—	—	3,073	(17.6)

Customer funds under management	107,594	11.8	99,264	3.3	30,433	7.9	38,022	15.0

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
January — March 2010          Financial Report

26	Information by principal segments
Santander Branch Network
•	Growth in gross income, aided by management of spreads and the increase in deposits.
•	Flat expenses for eight straight quarters and efficiency remains at good levels.
•	Stable provisions in the last quarters.
•	Non-performing loans better than the sector’s average because of the early measures taken and the focus on recoveries.
•	Sharp rise in deposits within the strategy of capturing funds and boosting market share.
The market environment remained weak, affecting companies and households, particularly regarding investment and consumption. Non-performing loans increased and interest rates were singularly low.
Strategy
In this environment, the four management drivers of 2009 remained in place: focus on commercial activity, mainly capturing deposits; defending spreads; flat expenses and management of risk and non-performing loans.
Results
The Santander Branch Network generated attributable profit of EUR 500 million, 8.2% lower than in the first quarter of 2009 but 6.5% more than in the third and fourth quarters.
Net interest income remained virtually unchanged at EUR 1,032 million (4.9% more than the fourth quarter). This was due to the rise on the liabilities side, which picked up since the start of 2010, as spreads were slightly lower. The spread on loans was 1.73%, 9 b.p. below the first quarter of 2009, and on deposits 1.99% (-10 b.p.).
The trend in fee income improved. This income was higher in the first quarter of 2010 than in the third and fourth quarters of 2009, but 5.7% below the first quarter of 2009. Of note in the year-on-year fall was the impact of mutual funds and the commercial portfolio. Moreover, it should be borne in mind that the Santander Branch Network, under its “We Want to be your Bank” strategic plan, has not used commissions to boost its revenues, a policy that has kept the tariff of fees unchanged for the last five years.
Gross income was EUR 1,345 million (-2.4% y-o-y and 5.0% more than in the fourth quarter of 2009).
Operating expenses were slightly lower than in the first and fourth quarters of 2009 and this was achieved without reducing the installed capacity. The number of branches remained at more than 2,900. The efficiency ratio, including amortizations, remained at around 38% (35.4% excluding them).
Net operating income was 3.2% lower year-on-year at EUR 830 million (10.1% more than the fourth quarter).
The NPL ratios of Banco Santander parent bank (3.61%) and of the Santander Branch Network (4.65% which does not include wholesale businesses) were better than the average for commercial and savings banks (5.37% in February). Coverage for Banco Santander was 66% and 59% for the Network.
Net loan-loss provisions were EUR 136 million, 31.5% higher than in the first quarter of 2009 but in line with the average of the other quarters of last year. Positive developments were the decline in NPL entries and the increase in recoveries.
Profit before tax was EUR 685 million and attributable profit EUR 500 million.
Activity
Business continued to concentrate on the “We Want to be your Bank” strategic plan, now in its fifth year, which continued to provide good levels of capturing and linking customers.
In lending, 80,000 operations were formalised, the same number as in the first quarter of 2009, although the volume was 30% lower because of the smaller average amount of the loans.
Of note was our participation in the programmes with the Official Credit Institute (ICO), where again we were the market leader with EUR 1,090 million (almost 18,000 operations) and a share of more than 30%. In mortgages, more than 10,000 loans were agreed (EUR 2,250 million), 25% more than in the first quarter of 2009. The number of loans to companies (large ones, SMEs, micro and businesses) was around 38,000 (EUR 5,388 million). Lastly, the number of consumer loans dropped to 27,000 (EUR 230 million).
In customer funds, deposits grew. As well as the management in previous quarters, a campaign was launched in March and continues in April. Deposits increased 32% year-on-year. Mutual funds, however, declined 9%, a slower growth rate than in previous quarters and pension funds increased 5%.
     Financial Report           January — March 2010

Information by principal segments	27
Banesto
•	Higher revenues from management of spreads.
•	Flat expenses in the last eight quarters. Further gain in efficiency.
•	Stable provisions in the last few quarters.
•	Non-performing loans better than the sector because of early measures taken and the focus on recoveries.
•	Capital gains assigned to provisions for property.
The Spanish economy remained weak during the first quarter: productive activity was still below the levels of a year ago, with the consequent impact on banking business. Non-performing loans continued to rise and interest rates remained at all time lows.
Strategy
In this context, Banesto achieved quality results thanks to the following drivers: an increase in the customer base and linkage produced higher revenues; the management of expenses improved efficiency and risk quality remained among the best in the sector. Moreover, new provisions reinforced the soundness of the balance sheet.
Results
As in the rest of segments, Banesto’s figures were drawn up again in accordance with the criteria set out on page 20 of this report. The figures presented here, therefore, do not coincide with those published by Banesto itself.
Net interest income was 2.3% higher at EUR 432 million. Management of spreads and of the balance sheet offset the slower pace of growth in business.
Net fees increased 1.8% year-on-year to EUR 156 million. This was due to the drop of 5.3% in those from mutual and pension funds and a gain of 3.5% in those from services and insurance, driven by the transactions derived from greater linkage of our customers and the rise in the customer base.
Gains on financial transactions, largely from the distribution of treasury products to customers, amounted to EUR 43 million.
Gross income was 1.0% higher than in the first quarter of 2009 at EUR 641 million.
General expenses and amortizations were another factor. Disciplined management left them at EUR 257 million, 0.2% less than in the first quarter of 2009. This, coupled with the increase in gross income, produced a further gain in the efficiency ratio to 40.1% at the end of March (40.5% a year earlier).
Net operating income in the first quarter of 2010 amounted to EUR 384 million, up 1.8% year-on-year and 1.5% higher than the fourth quarter of 2009.
Net loan-loss provisions rose 2.3% year-on-year to EUR 83 million, due to the rise in non-performing loans during the period, although Banesto’s increased at a slower pace than the banking system’s as a whole.
Ordinary profit before tax was EUR 310 million. Attributable profit after taxes and minority interest was EUR 203 million, 0.2% more than in the first quarter of 2009, and clearly better than the third and fourth quarters.
Activity
The evolution of the balance sheet was consistent with the economic downturn and, consequently, the reduced demand for loans. In this context, Banesto continued its policy of selective growth in lending. The balance of loans at the end of March was EUR 75,382 million, 2% lower than a year earlier.
The continued weakness of the economy caused non-performing loans to rise. Banesto was not immune to this, but its relative performance is better. The NPL ratio at the end of March was 3.13% and coverage 61%.
Customer funds amounted to EUR 99,264 million, 3% more than in March 2009 and with a significant advance in the most profitable products. Off-balance sheet funds amounted to EUR 10,809 million (+9% year-on-year). The balance of demand current accounts was 9% higher year-on-year at EUR 21,580.
January — March 2010           Financial Report

28	Information by principal segments
Santander Consumer Finance
•	Solid basic revenues from improved spreads and lower cost of financing.
•	Strict management of expenses and optimisation of structures.
•	Stable provisions which resulted in a 19% rise in net operating income after provisions.
•	Active management of the business portfolio: incorporation of new portfolios and activities (servicing in the US).
Attributable profit was EUR 189 million, 22.3% more than in the first quarter of 2009 and 20.5% above last year’s quarterly average.
Strategy
In a still difficult environment in most of the countries where SCF operates, the area focused on offsetting the low levels of lending, closely linked to programmes to buy vehicles, with improved spreads and exploiting the lower cost of financing.
Also important were the efforts to obtain synergies from units, portfolios and activities incorporated in the last few quarters and consolidating, via loan admission and recovery, the improvement in credit risk indicators begun in the last part of 2009.
Results
These actions were clearly reflected in the income statement:
•
Net interest income increased 8.7%, backed by moderate growth in the portfolio and the higher spreads. Net fee income was 6.9% higher and the fall in new lending in Europe was offset by higher rates of penetration and income from other activities (servicing in the US).

As regards the rest of revenues, very high at the start of 2009, and basically gains on financial transactions, gross income increased 5.2% (+8.3% the most basic revenues).

•
Strict control of expenses, which increased 3.9% year-on-year due to the incorporation of new portfolios and activities in the US, as Europe’s dropped 1.8%, thanks to the consolidation of the synergies attained in 2009 in the incorporated units. The efficiency ratio was 27.1% and net operating income was 5.7% higher year-on-year.

•
Similar loan-loss provisions, both in the first quarter of 2009 and in last year’s quarterly average spurred growth in net operating income after provisions (+18.6% y-o-y compared to 0.5% for the whole of 2009).

This trend reflects the better risk profile in Europe (net NPL entries lower than the average in 2009) and the incorporation of portfolios of better rating in the US. The credit quality ratios at the end of March were in line with expectations (NPL ratio of 5.12%) and coverage was 108%, after rising for the fifth straight quarter.

•	Attributable profit increased 22.3%, after taking into account other provisions and profits, taxes and the lower negative impact of discontinued operations in 2010 compared to 2009.
These trends were maintained in the various countries, although with varying intensity. Of note was Germany, which generates the largest profits, whose contribution to the Group was 17.6% higher. Stable expenses and reduced growth in provisions were added to an increase of almost 10% in revenues.
Santander Consumer USA, the second largest contributor, increased its attributable profit 30.2% in dollars. The increase in the managed portfolio, both organic (new lending almost doubled that of previous quarters) and inorganic (portfolios with good ratings and high discounts: Triad and HSBC) helped to push up net operating income after provisions by 24.6%, growth that fed through the income statement.
Good evolution of Nordic countries (profits: +51%) in a better environment of activity and risk, and also the UK, with volumes and profits increasing by more than 30%. Of note among the other units is Spain, which is still weak, although showing signs of improvement (lower entries of NPLs and higher car sales).
Activity
New lending amounted to EUR 6,000 million, 2% more than in the first quarter of 2009. The good performance of the US, the increase in new car sales throughout most of Europe (+20% in the EU, excluding Germany) and the recovery in consumption in some countries offset the withdrawal of the German government’s aid to buy new cars (-23%).
After incorporating the new portfolios, gross lending amounted to EUR 62,000 million in March (+3% year-on-year). This figure does not include EUR 8,000 million from third parties who are provided with management services in the US, which would bring the total amount under management to EUR 70,000 million.
Customer deposits increased 45% year-on-year to EUR 23,000 million.
     Financial Report           January — March 2010

Information by principal segments	29
Portugal
•	Revenues reflected the moment of the cycle.
•	Continued excellent management of expenses.
•	Provisions declined because of fewer NPL entries.
•	Better quarterly trend, with profits higher than in the third and fourth quarters of 2009.
•	Greater increase in mutual funds and loans to businesses and SMEs.
The economy stabilised in the first quarter, following a small setback at the end of 2009. Domestic demand remained stable, with households focused on savings, the unemployment rate above 10% and companies still not increasing their capital spending. Lending shows some signs of recovery in year-on-year terms.
Santander Totta’s attributable profit of EUR 137 million was 4.9% lower than in the first quarter of 2009, but 15.0% more than in the fourth quarter due to the better evolution of revenues, expenses and provisions. Capital and efficiency ratios remained solid, and levels of profitability were more than 20%.
Next, the most relevant aspects in the performance of Santander Totta during the first quarter of 2010 are highlighted.
Net interest income was 9.4% lower at EUR 188 million, due to the reduced business volumes, the continuous decline in interest rates, strong competition in capturing deposits and the higher cost of funding.
Net fee income increased 3.7% to EUR 94 million, mainly reflecting the recovery in fees from funds and asset management, as well as the good performance of fees from GBM. Gains on financial transactions were EUR 25 million.
Gross income declined 2.3% year-on-year to EUR 320 million.
In this context, discipline in expenses continues to be a key element. Operating expenses declined 1.7%. Personnel and other general administrative expenses were 1.1% and 3.5% lower, respectively.
Loan-loss provisions were higher than the first quarter of 2009 and lower than in the rest of last year’s quarters. This was due to fewer net entries of NPLs because of the increasing volume of recoveries. The NPL ratio at the end of March was 2.32% and coverage 64%.
Attributable profit was EUR 137 million, 4.9% lower year-on-year and 15.0% more than the fourth quarter of 2009.
As regards the business volume and in an environment of slower lending, Santander Totta kept up its support to the business sector. Loans to businesses increased 7% and 0.2% to medium-sized companies. In loans to individuals, mortgage loans grew 2% and consumer credit 6%.
Total managed funds were 15% higher. Deposits without repos rose 9% and mutual funds were 51% higher.
Other
The rest of businesses (wholesale banking, asset management, insurance and Banif) generated attributable profit of EUR 339 million, 32.8% more than in 2009.
This growth was largely determined by GBM Europe, which represents more than 90% of the profits of the businesses included here and increased its profit by 43.9% because of the strong rise in revenues (+25.9%), spurred by gains on financial transactions. Expenses increased because of investments to consolidate positions reached in 2009 in target businesses.
Asset Management and Insurance’s revenues and profits were lower because of the fall in the volume of mutual funds, although there was a change of trend in the last quarters.
Banif’s profit remained unchanged, due to good fee income and lower expenses, which offset the lower net interest income.
January — March 2010           Financial Report

30	Information by principal segments
United Kingdom
•	Good evolution of all businesses in the first quarter, maintaining the year-on-year trend.
•	Revenues and profits were higher than those in the first quarter of 2009, fuelled by new loans and retaining existing ones and good management of spreads and further gains in efficiency.
•	Non-performing loans evolved better than expected, despite the still difficult economic environment.
•	Change of the Abbey and Bradford & Bingley brands to Santander completed in January 2010. The change of A&L will be completed at the end of 2010.
•	Further progress in becoming a full service commercial bank.
Santander UK kept up last year’s favourable trends. Attributable profit was 14.5% higher than in the first quarter of 2009 at EUR 480 million and 14.3% more than in the fourth quarter, both in sterling.
Strategy
Santander UK’s businesses include Abbey (since 2004), the deposits and branches of Bradford & Bingley (acquired in September 2008) and Alliance & Leicester (purchased in October 2008). They are hence referred to as Santander UK.
Thanks to the combination of the three businesses, Santander UK has attained market shares of around 10% in core segments such as mortgages, deposits and current accounts, where the range of products and services continues to be expanded and we are well on our way to becoming a full service commercial bank.
The unification of Abbey and Bradford & Bingley under the Santander brand was completed on schedule in January 2010 and the unification of A&L is to be completed at the end of 2010. Our customers have already begun to benefit from Santander’s more than 1,000 branches, which will be increased to a total of more than 1,300, once A&L’s integration is completed.
The balance sheet of Santander UK mainly consists of secured retail loans, with no exposure to self-certified mortgages or subprime and only 1% of loans are buy-to-let. The balance sheet has improved in the last two years, as underscored by the better credit/deposits ratio which improved by 24 p.p. (12 p.p. in the last 12 months).
Results
Attributable profit increased 17.2% to EUR 480 million, benefiting slightly from sterling’s appreciation against the euro. In sterling, attributable profit was 14.5% higher at ₤426 million
All figures are in sterling, and as with the other segments, figures have been restated according to the criteria on page 20 of this report. This means that the figures given below may not coincide with those published by Santander UK on the basis of local criteria.
Gross income increased 8.4% because of net interest income (+16.3%), the result of active management of spreads, both on deposits in an environment of low interest rates, as well as on new loans and retaining customer activity.
Net fee income was 5.1% lower than in the first quarter of 2009, in line with the evolution of the UK market. This was due to the reduction in mortgage redemptions, which affected this line, and the drop in unsecured lending (UPLs), which resulted in a smaller volume of commissions from insurance.
Gains on financial transactions were 16.5% lower, reflecting reduced volatility in the markets and the lower revenues from treasury at Alliance & Leicester (offset by higher net interest income). Positive evolution of Santander Global Banking and Markets backed by higher customer revenues, within the global relationship model of wholesale business.
     Financial Report           January — March 2010

Information by principal segments	31
Operating expenses were 1.2% lower, thanks to the cost savings from the integration of Alliance & Leicester and Bradford & Bingley, partly offset by the investment in developing new business initiatives, such as corporate banking and Global Banking & Markets, in order to push this activity.
The goal of achieving ₤180 million of cost savings for 2011 is being held. We continued to eliminate overlapping in back office and support functions in all businesses. So far, 65% of the target has been met.
The efficiency ratio improved by 3.7 p.p. to 38.4% (42.1% in the first quarter of 2009).
Net loan-loss provisions were 7.6% higher than in the first quarter of 2009, as a result of higher provisions for the mortgage portfolio, in line with a prudent policy and increasing the levels of coverage.
The NPL ratio was 1.87% at the end of March (December 2009: 1.71%; March 2009: 1.25%). The stock of properties in possession was very low at only 0.05% of the total portfolio, while mortgage NPLs rose slightly to 1.43%, (in local criteria to make like-for-like comparisons) versus 1.37% last December and 1.13% in March 2009. Their evolution was better than expected and significantly more so than the sector, according to the Council of Mortgage Lenders (CML).
NPL coverage was 40%, maintaining a conservative level in all portfolios. Coverage of loans with real guarantees inched up to 22% (21% in the fourth quarter of 2009), higher than the average of our competitors in the UK. Coverage of loans without guarantees remained at more than 100%.
Activity
Loans to customers (in local criteria) amounted to ₤191,300 million, 4% higher than in the first quarter of 2009. Residential mortgages increased 5% and loans to SMEs 18%.
Our market share in gross mortgages reached 20%, well above that of the stock. The focus on the quality of new lending was maintained, based on lower affordability and low LTV segments.
The average LTV of new loans at the end of March was 61% (64% in the fourth quarter of 2009 and slightly higher than the 59% in the first quarter). The LTV of the stock remained basically flat at 52%. Furthermore, spreads on new mortgages were slightly higher than in the first quarter of 2009.
The number of mortgage redemptions in the first quarter of 2010 was 4% less than in the same period of 2010 (as previously mentioned) and the commercial policy focusing on retaining customers in segments with low LTVs was maintained.
Santander UK continued to grant more loans to SMEs via its corporate business centres. The volume was 18% higher than in March 2009 and 16% more than in December 2009.
The range of products designed specifically for SMEs was expanded after the purchase of Santander Invoice Finance.
In addition, Santander UK was named “Business Bank of the Year” by Business Moneyfacts 2010. These awards measure the financial services to companies and are a significant achievement which backs the strategic objective for 2010 of increasing corporate banking and business via products that are market leaders.
Personal loans (UPLs) declined 23% year-on-year, continuing the trend of the last four years, to discontinue this type of loans.
Santander UK continued to get out of non-strategic assets. A&L’s treasury portfolio was reduced by a further 20% in the first quarter of 2010 (50% since the end of 2008). The portfolio of securities evolved in line with expectations and consistent with the level of provisions made at the time of the acquisition.
Commercial deposits rose 13% to ₤146,900 million, with a net inflow in the quarter of ₤3,000 million (₤900 million in the first quarter of 2009) backed by flows from commercial banks as well as private and corporate banks. The balance of current accounts was 14% higher than in March 2009.
We continued to offer high value added products in order to link customers. These include:
•	The Santander Zero current account, which eliminates commissions for customers with a mortgage or an investment product. In the first quarter, 100,000 of these accounts were opened.
•	Exemption from the 3% transfer commission on the Zero Credit Card for existing customers with a mortgage or a current account.
•	Exemption from subscription commissions on mortgages for the main holders of current accounts; and
•	Access free of commissions for more than 4,000 ATMs of the Santander Branch Network in Spain for all customers of Santander UK.
In short, the trends of the previous quarters were maintained and significant progress was made in turning Santander UK into a full service bank with a wide range of products and deeper relations with customers.
January — March 2010           Financial Report

32	Information by principal segments
Latin America
•	In the current context, greater emphasis on customer linkage and transaction banking, particularly with companies and institutions.
•	Sound revenues and strict control of expenses.
•	Strong management of early NPLs and their recovery reflected in stable provisions.
•	On a like-for-like basis, attributable profit was 21.8% higher in local currency.
Santander generated attributable profit of EUR 1,019 million, 14.6% more than in the first quarter of 2009 (+2.6% excluding the exchange-rate impact). On a like-for-like basis, excluding the business in Venezuela sold in 2009 and the impact of higher minority interests in Brazil, profit from continued operations increased 36.7% (+21.8% excluding the exchange rate impact).
Economic environment
The upturn, begun in the main Latin American economies in the middle of 2009, continued at the beginning of 2010, according to partial indicators (industrial output, retail sales and foreign trade). The region’s GDP grew by close to 7% in the fourth quarter (annualised quarter-on-quarter basis). Average growth for the whole year was almost 2% negative, much more moderate than previously estimated. Average growth in 2010 is forecast at between 4% and 4.5%, spurred by the recovery in consumption and private investment.
Inflation is beginning to rise, and in the first two months of 2010 it increased in all countries. In the rest of the year, inflation is expected to increase more (to around an average of 5% for the region compared to less than 4% in 2009). As a result, central banks, after driving the recovery with very soft monetary policies in 2009, are preparing to prevent them from putting stable inflation at risk. They could begin to withdraw some of the stimulus soon. The rise in cash reserve requirements in Brazil was the first move in this direction and as the year advances official interest rates could increase in the main countries, although more focused in the second half. They were maintained in the first quarter in all countries.
Fiscal stimuli also began to be withdrawn as temporary cuts in taxes expired and spending packages came to an end. The budgets approved for 2010 envisage, in most cases, lower deficits, thereby underscoring the commitment to fiscal stability in the long term.
Thanks to the recovery in Asia, exports from Latin America have begun to pick up. Both volumes and prices have risen. Imports have also begin to grow because of higher domestic demand, and current account balances are expected to deteriorate, although remaining healthy (a deficit of around 1.5% of GDP for the region). Inflows of foreign capital, particularly direct investment, which are estimated to be higher than the current account deficit (2.5% of GDP according to the market consensus), will finance the deficit comfortably. The strength of exchange rates against the dollar and growth in international reserves, from $430 billion in 2008 to $470 billion in 2009 (15% of GDP) provide a comfortable cushion.
In the countries where Santander operates — Brazil, Mexico, Chile, Argentina, Colombia, Puerto Rico, Uruguay and Peru — growth in lending, after weakening in 2009, was slightly stronger (+7% in the last 12 months excluding the exchange rate impact). Overall, loans to individuals rose 9%, especially consumer credit (+12%) and mortgages (+7%). Lending via credit cards remained flat and that to companies and institutions increased 6%.
As regards savings, it rose 14% year-on-year, similar to that of 2009. In general terms, and considering the financial systems with the greater weight, Brazil offers the greatest growth dynamics, while Chile shows the lowest changes of the banking business.
Because of their impact on business and on converting figures into euros, the evolution of interest rates and exchange rates is commented on:
•
Average short-term interest rates, based on the region’s average weighted rate, fell between the first quarter of 2009 and the same period of 2010. In general terms interest rates began to gradually decline in the first months of 2009.

     Financial Report           January — March 2010

Information by principal segments	33
•
The evolution of results in euros is affected by average exchange rates. In global terms, Latin American currencies appreciated against the dollar, while the dollar, the reference currency in Latin America, depreciated by 6% against the euro. The Brazilian real strengthened against the euro from 3.02 to 2.49, the Mexican peso from 18.74 to 17.64 and the Chilean peso from 787 to 717.

Strategy
The strategy in the first quarter of 2010, in the context of improved macroeconomic conditions, focused on reinforcing customer linkage actions, transaction banking and management of funds, and attracting high and medium income customers. This was done while maintaining our credit risks policy, centred on recoveries and optimum management of spreads. In Brazil, Banco Real’s consolidation into the Group gave the strategy in this country some differentiating features.
At the end of March, the Group had 5,757 branches, points of banking attention and in companies, as well as 26,956 ATMs.
The number of customers, on a like-for-like basis, increased by 1.6 to 37.7 million. The Group is placing more emphasis on linking customers than capturing them.
Activity and results
The main developments in the first quarter of 2010 (all year-on-year percentage changes exclude the exchange-rate impact and the sale of Banco de Venezuela), are as follows.
•
The pace of lending continued to slowdown. By products: mortgages rose 6%, cards, +2% and commercial loans (all range of companies and institutions), +8%. By segments: loans to individual customers increased 6%, and SMEs and wholesale loans declined 1% and 21% respectively. The Group’s market share of total lending in the countries where it operates is 11.6%.

•
Savings increased 2% year-on-year, slowly stepping up its pace since December 2009, within a policy of products that centre on return rather than volume. The recovery is more marked in demand deposits (+16%) and the most retail segments, as well as in mutual funds (+18% y-o-y). Time deposits, on the other hand, declined. The share of savings is 9.3% and that of demand deposits 9.5%. The combined market share of banking business (loans, deposits and mutual funds) is 10.1%

•	Net interest income increased 9.8% year-on-year. Greater lending and the slow improvement in spreads on savings spurred net interest income.
•	Net fee income rose 3.6%. That from insurance increased 19%, from mutual funds 17%. Income from the administration of accounts remained virtually unchanged and that from foreign trade declined 4%.
Main management focus in 2010
1	Management by type of customer, with greater emphasis on linkage via transactions, particularly with companies and institutions.
2	Focus on greater linkage of high and medium income customers.
3	More emphasis on growth in savings and maintaining high levels of liquidity.
4	Continue the policy of integral management of customer lending in all its phases (admission, management, monitoring and recovery).
5	Selective growth in lending, with particular attention on consumer credit and maximising the profitability of shareholders’ equity.
6	Strengthen the installed capacity, aimed more at improving productivity and the quality of service.

7	Strict control of costs and investments.

8	Continued integration in Brazil.

•	Gains on financial transactions dropped 39.3%, due to capital gains generated in the first quarter of 2009.

•	As a result, gross income increased 1.5%.
•
Operating expenses continued to perform well. On a year-on-year basis, they increased by only 0.8% (except Argentina, they dropped in the rest of countries — Mexico, Santander Private Banking and Puerto Rico — or rose by less than 4%). This was as a result of containing the expansion of installed capacity, streamlining structures and processes and more restrictive criteria in relation to commercial expenses.

•	The efficiency ratio stood at 37.3%, a gain of 0.4 p.p. over the first quarter of 2009.
•
The improvements in the environment, thanks to the better economic outlook, together with the result of active risk management, enabled us to halt the trend of deterioration in credit quality. Consequently, net loan-loss provisions declined 7%. The NPL ratio was 4.18% at the end of March (3.27% a year earlier), and coverage was 107% .

•
Retail Banking’s attributable profit was 17.1% higher, determined by the exit from the perimeter of consolidation of Banco de Venezuela and by higher minority interests in Brazil. Excluding both of these, profit from continued operations increased 49.0%. Global Wholesale Banking’s profit declined 15.4%, affected by a very good first quarter in 2009.

January — March 2010          Financial Report

34	Information by principal segments
Latin America. Income statement

	Gross		Net operating		Attributable
	income		income		profit
Million euros	Q1’10	Var (%)	Q1’10	Var (%)	Q1’10	Var (%)

Brazil	3,238	27.3	2,060	30.9	603	38.2
Mexico	579	(3.9)	368	(8.5)	146	31.8
Chile	478	7.3	316	4.1	134	14.7
Puerto Rico	88	3.1	48	19.2	8	(7.9)
Colombia	40	(12.6)	15	(36.6)	11	19.7
Argentina	191	2.0	112	(4.5)	66	14.8
Uruguay	44	47.4	21	113.5	14	85.4
Rest	36	(36.8)	12	(52.4)	5	(95.0)

Subtotal	4,695	17.4	2,951	18.3	988	16.3

Santander Private Banking	61	(28.6)	32	(36.3)	31	(21.4)

Total	4,756	16.5	2,983	17.3	1,019	14.6

Brazil
•	The integration process remained on schedule, entering into its final phase. Campaign: “Together toward a single brand.”
•	The launch of Santander Conta Integrada marks a new positioning of Santander Brazil in the segment for SMEs.
•	Gross income growth (+5.1%), flat expenses and lower growth in provisions because of fewer NPL entries.
•	Net operating income after loan-loss provisions increased 6.0% and attributable profit (before minority interests) 32.3%.
Grupo Santander Brazil, is the country’s third largest private sector bank, with a market share of 9%/10% in overall banking business, 3,587 branches and points of banking attention, 18,105 ATMs and 22.5 million customers, of which more than 10 million have current accounts.
Economic environment
The economy continued to show signs of recovery. GDP contracted by only 0.2% in 2009 (published in March 2010), with investment down 9.9% (the main reflection of the impact of the crisis). A positive sign was the consolidation of the recovery, as GDP growth rose from 1.7% in the third quarter to 2.0% in the fourth. The upturn in investment was another positive figure, mainly because it signifies the return to investing by companies, a key factor for sustainable growth in the coming years.
Labour market figures continued to improve. The unemployment rate at the end of February was 7.4%, 1.1 p.p. lower than that at the same month of 2009.
As well as the better figures and Brazil’s withstanding of the crisis, the granting by Moody’s Ratings of investment grade status to Brazil and the holding of the 2014 FIFA World Cup and the Olympic Games in 2016, confirm the expectations that the economy will enter a new cycle of growth.
Inflation was 4.8% year-on-year in February, slightly below the central bank’s target (4.5%). The central bank at its last meeting of the Monetary Policy Committee (COPOM) decided to hold its key rate at 8.75%, as well as stating the need for a possible rise in the coming months because of the pace of economic recovery.
     Financial Report           January — March 2010

Information by principal segments	35
Latin America. Main units

	Brazil		Mexico		Chile
Million euros	Q1’10	Var (%)	Q1’10	Var (%)	Q1’10	Var (%)

Income statement
Net interest income	2,384	34.9	389	2.6	344	40.6

Net fees	671	25.4	134	7.5	91	9.5
Gains (losses) on financial transactions	179	(9.4)	64	(41.3)	42	(60.9)
Other operating income (1)	4	(89.7)	(7)	(23.3)	1	(91.7)

Gross income	3,238	27.3	579	(3.9)	478	7.3

Operating expenses	(1,178)	21.4	(211)	5.3	(162)	14.0
General administrative expenses	(1,070)	20.3	(187)	3.4	(142)	11.9
Personnel	(560)	23.2	(100)	5.4	(86)	12.0
Other general administrative expenses	(511)	17.3	(88)	1.3	(56)	11.7
Depreciation and amortisation	(108)	33.6	(24)	22.6	(20)	32.1

Net operating income	2,060	30.9	368	(8.5)	316	4.1

Net loan-loss provisions	(946)	34.0	(133)	(39.1)	(111)	(17.6)
Other income	(230)	38.8	(10)	135.8	(7)	—

Profit before taxes	884	26.0	225	24.9	198	12.8

Tax on profit	(175)	(32.4)	(32)	2.4	(30)	3.9

Profit from continuing operations	708	60.4	193	29.7	168	14.6

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	708	60.4	193	29.7	168	14.6

Minority interests	106	—	46	23.4	34	14.3

Attributable profit to the Group	603	38.2	146	31.8	134	14.7

Balance sheet
Customer loans (2)	56,616	21.0	12,546	2.0	20,313	7.8
Trading portfolio (w/o loans)	9,823	18.0	10,513	4.2	3,862	39.7
Available-for-sale financial assets	15,911	60.3	5,059	9.3	2,654	22.1
Due from credit institutions (2)	9,387	(32.6)	6,134	(42.8)	2,148	(17.9)
Intangible assets and property and equipment	3,119	44.6	399	5.4	353	4.4
Other assets	28,918	72.4	4,070	24.0	2,496	64.4

Total assets/liabilities & shareholders’ equity	123,775	26.4	38,721	(6.5)	31,825	12.7

Customer deposits (2)	63,066	24.2	17,777	(4.8)	14,934	(2.3)
Marketable debt securities (2)	4,675	25.0	416	(81.3)	3,191	25.2
Subordinated debt (2)	4,099	33.9	56	(2.0)	858	1.0
Insurance liabilities	4,697	17.0	260	98.2	229	89.0
Due to credit institutions (2)	13,385	(21.2)	8,613	(17.7)	5,689	31.2
Other liabilities	21,223	84.2	8,333	18.2	4,476	48.7
Shareholders’ equity (3)	12,631	61.5	3,266	16.8	2,449	16.8

Other customer funds under management	40,968	54.2	9,901	33.7	5,281	27.0

Mutual funds	37,526	52.9	9,801	33.1	5,241	26.2
Pension funds	—	—	—	—	—	—
Managed portfolios	3,442	92.0	—	—	—	—
Savings-insurance policies	—	(100.0)	100	136.4	40	524.4

Customer funds under management	112,807	34.0	28,150	(0.7)	24,264	6.2

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
January — March 2010          Financial Report

36	Information by principal segments
Lending by the whole financial system has been gradually recovering. At the end of February, total lending was 17% higher, well below the 28% growth in the same month of 2009 but above the 15% registered in the whole of 2009. State banks continued to account for a greater share of lending (42% compared to the 40% of private sector banks and the 18% of foreign banks). Loans to companies picked up a little, growing 5% in February year-on-year compared to 2% in 2009. Lending to individuals remained at around 18% (19% in 2009), with a good evolution of personal credit products, cards and the “special cheque”. Lastly, directed credit (including BNDES, rural and real estate) rose 30% and increased its share in the total portfolio.
Savings grew 16% in the 12 months to February, with a greater participation of mutual funds, which continued to recover strongly (+22% against -2% in February 2009) while growth in time deposits continued to decelerate (+1%). Demand and savings deposits increased 18%.
Strategy in 2010
Grupo Santander Brazil began the year focusing on the integration process. During 2009, the emphasis was on greater efficiency, obtaining synergies and implementing the best operational and commercial practices. The results were better than initially envisaged.
Progress was made in the first quarter of 2010 in the migration of Banco Real’s base of customers’ cards to Santander’s PAMPA platform. The campaign Juntos was launched, which is a new form of customer relations. This campaign strengthens the idea that we want to be the first choice bank for out customers, and stand out from our competitors.
In its striving for innovation and improving the range of services, Santander Brazil launched in March 2010 a strategic alliance with the card processing company Get Net (Santander Conta Integrada). This tie up makes Santander the pioneer in selling and managing cards in Brazil. It now operates on both sides of this market: as an issuer and acquirer of cards, increasing its relation, mainly, with SMEs.
The Bank estimates it will open 150,000 new accounts by 2012, have 300 new commercial establishments as clients, obtain around BRL 5,000 million of business and reach a market share of 10% in the volume of transactions with cards.
Activity and results
As in the rest of the segments, Brazil’s figures have been restated in accordance with the criteria set out on page 20 of this report. This means that the figures here do not coincide with those published locally.
Growth in lending remained selective. That to individual customers rose 9%, credit via cards increased 21%, payroll 33% and mortgages 16%. Loans and to companies, on the other hand, declined 16%.
The year-on-year evolution was impacted by the lower lending in 2009, as the first quarter of 2010 registered moderate growth, and strongly picked up in March and April, which on annualised basis registered double digit growth.
On the funding side, demand deposits grew 18% and mutual funds, which kept up the recovery begun in the second half of 2009, increased at rates of 20%. Both items rose at a faster pace than at the end of 2009. Meanwhile, time deposits, with a policy based on the envisaged environment for interest rates, declined 25%. Overall, savings increased 3%.
The market share in non-directed lending was 12.1% and 9.5% for all savings.
In local currency, net profit before minority interests was 32.3% higher than in the first quarter of 2009. The main component of this growth was net interest income (+11.3%), which rose for the fifth consecutive quarter. Net fee income increased 3.5%. This growth is impacted by the classification into this line of the tax on services, previously reported under the tax on profit line. This negatively impacts fee income by EUR 32 million, excluding that, it would have increased 8.4%. Gains on financial transactions declined 25.3%.
Operating expenses remained virtually flat (inflation of 4.8%), which meant a decline in real terms of around 4% over the first quarter of 2009. Both personnel and general expenses performed well (-0.7% combined). Synergies of BRL 1,338 million were obtained in the first quarter, on target to meet the forecast of BRL 1,600 million for the whole year.
Net operating income was 8.1% higher, (+9.7% excluding the aforementioned impact on fee income) and produced a further gain in the efficiency ratio (+1.8 p.p. since March 2009).
Loan-loss provisions were 10.6% higher, maintaining the downward trend as a result of lower growth in net NPL entries. The solid net operating income absorbed all of the increase in provisions and maintained their weight in this item at around 45%.
Profit, before minority interests, was EUR 708 million (+32.3% y-o-y and in local currency). After minority interests, which increased from EUR 6 million in the first quarter of 2009 to EUR 106 million a year later, because of the IPO in the second half of last year, attributable profit was EUR 603 million, 38.2% more (+14.0% in local currency).
Retail Banking’s attributable profit increased 51.5% and GBM’s was 18.7% lower due to reduced gains on financial transactions and the impact of higher minority interests.
The recurrence ratio was 62.7% (improvement of 2.5 p.p.) and ROE 20.8%. The NPL ratio was 5.04% and coverage 100%.
     Financial Report           January — March 2010

Information by principal segments	37
Mexico
•	Integral risk management strengthened and emphasis on monitoring and management of recoveries.
•	Selective growth in lending with particular attention on consumer credit.
•	Gross income affected by the sale of portfolios in 2009.
•	Strict control of expenses, which have been stable for the last five quarters.
•	Lower provisions for the third straight quarter.
Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 13.1% and 15.4% in savings. It has 1,095 branches and 8.8 million customers.
Economic environment
The economy showed signs of a significant recovery in the second half of 2009, with quarterly growth of 2.5% and 2.0% (more than 8% on an annualised basis). Inflation rose in the first quarter of 2010 to 5.0% year-on-year from 3.6% in 2009. The central bank continued to be vigilant in the face of the possible second-round effects on inflation in order to act on its key rate (currently at 4.5%).
Growth in the system’s banking business is beginning to show signs of recovery. Lending in the last 12 months rose 2%, fuelled by commercial credit (companies, SMEs, corporates, etc), despite the drop in consumer credit and via cards (-16%). Bank savings increased 8%.
Strategy
The strategy in the first quarter of 2010 focused on customer linkage, particularly via the depositing of payroll cheques in accounts, the sale of credit cards in branches and of insurance. Meanwhile, particular emphasis was placed on improving the portfolio of non-performing loans through strict risk management. Business was strengthened in the segment for companies, seeking greater transaction banking by our clients and developing specific plans for attracting new customers.
In accordance with this strategy, the number of linked customers rose by 450,000 (+31%) in the last 12 months (22% of the total). In mortgages, we captured 22% of the new loans granted to the medium and high income segment. We also continued to emphasis business with SMEs, transaction banking in companies and wholesale banking.
Activity and results
Total lending declined 9% year-on-year, because of lower consumer credit and cards (-28%), partly for market reasons and partly due to applying very rigorous criteria when granting loans. In addition, balances with large companies decreased 14% due to lower credit demand and more financing via bonds. Mortgages, on the other hand, increased 7% and SMEs and middle market 28%.
Savings increased 9%, with demand deposits growing 4%, time deposits flat and mutual funds up 18%.
Among anchor products, the number of insurance policies was 3.8 million (+576,000). Payroll cheques paid into accounts reached 2.4 million.
In local currency, gross income declined 9.6% year-on-year. Net interest income was 3.5% lower, in line with the slower pace of business in the financial system and in the Bank. In credit cards, the Bank is developing a strategy to improve the quality of this portfolio.
The downward path in interest rates in 2009 was halted to some extent in the first months of 2010. However, in year-on-year terms, interest rates are still low and thus spreads on deposits. On the other hand, spreads on loans show a better evolution year-on-year. This has not led, however, to rises in revenues because of the lower volumes of lending, particularly via cards.
Fee income was 1.2% higher, with positive evolution of income from insurance and foreign trade.
Gains on financial transactions dropped 44.7% year-on-year, due to the significant capital gains in the first quarter of 2009.
Personnel and general expenses declined 2.7%. Total operating expenses were down 0.9% (inflation of 5.0%) because of the increase in amortisation.
In net loan-loss provisions, the trend of continuous declines in previous quarters gained strength and the figure was similar to that in the first quarter of 2008 (42.6% lower than in the first quarter of 2009).
Attributable profit was 31.8% higher at EUR 146 million (+24.0% in local currency). Retail Banking’s profit increased 20.6%, thanks to the sharp drop in provisions, while Global Wholesale Banking’s profit increased 35.1%.
The efficiency ratio was 36.5%, the recurrence ratio 71.4% and ROE 19.9% The NPL ratio was 1.86% and coverage 268%, continuing the high levels of quality and excellent performance.
January — March 2010          Financial Report

38	Information by principal segments
Chile
•	Focus on the model of customer linkage through transaction banking, particularly with companies and institutions.
•	Revenues benefited from portfolios indexed to inflation.
•	Strict control of expenses.
•	Consolidation of the risk management model, reflected in a significant decline in provisions.
•	Net operating income after loan-loss provisions increased 10.7%.
Santander is the largest financial group in Chile in terms of the number of customers (3.2 million), business and results. Its market shares are 20.1% in loans and 18.4% in savings. It has 498 branches.
Economic environment
The economy recovered in the second half of 2009, growing 3.2%. The earthquakes in the country between the end of February and the beginning of March led the government to focus on reconstruction. It will boost the investment in the second half. Chile has strong institutions and a sufficiently comfortable financing capacity to do this. The GDP growth expectations for 2010 remain very positive (around 4.5%), so the impact from the earthquake should not affect the country’s evolution significantly nor the Group’s balance sheet and income statement.
Growth in the financial system’s lending was flat due to the slower pace in consumer credit and cards (+3%) and in commercial credit (-3%). Bank savings increased 8% in the last 12 months.
Strategy
Santander Chile concentrated in the first quarter of 2010 on consolidating its commercial franchise through greater customer linkage based on increasing their transactions, and by capturing new customers. At the same time, growth in lending was selective and management of spreads optimum.
Insurance, a risk-free product and one generating fee income, reached 4.6 million policies, consumer credits 1 million and cards 1.6 million. Payrolls, a highly binding product, rose 12% and helped to increase the quality of the customer base and future business prospects.
The density of the branch network and the improvements in the quality of service helped to increase the number of customers by 104,000 in the last twelve months, but the main strategic focus is on boosting the number of linked ones (544,000).
Activity and results
Mortgage lending rose 8%, consumer credit 6% and SMEs and companies 7%. Only lending to large companies declined year-on-year. Savings were flat, as a result of the strategy to reduce time deposits (-22%), as mutual funds rose 16% and demand deposits 19%.
In results (and always in local currency), gross income was 2.3% lower than in the first quarter of 2009, as the performance by items was very different. Net interest income grew 28.1%, backed by inflation of 0.9% in the first quarter compared to deflation of 0.7% in the same period of 2009 which affected the long position of UF-indexed assets and liabilities.
Net fee income declined 0.2% because of the growth in mutual funds and insurance business.
Gains on financial transactions were EUR 42 million (EUR 108 million in Q109), because of significant capital gains in the first quarter of last year and results with wholesale customers not repeated in 2010.
Operating expenses increased 3.9%, (inflation of 0.3%), but remained stable in the last four quarters.
Net loan-loss provisions declined 25.0% year-on-year, due to risk management.
Attributable profit was 14.7% higher at EUR 134 million (+4.5% in local currency). Retail Banking’s profit rose 22.4% and that of Global Wholesale Banking dropped 12.9%.
The efficiency ratio was 33.9%, the recurrence ratio was 64.1% and ROE 23.6%. The NPL ratio was 3.36% and coverage 99%.
     Financial Report           January — March 2010

Information by principal segments	39
Argentina
Attributable profit increased 14.8% to EUR 66 million (+32.1% in local currency).
Santander Río is one of the country’s leading banks, with market shares of 9.9% in lending and 9.7% in savings. It has 315 branches and 2.1 million customers, of which 42% are linked. These figures already include 30,000 individual customers, 900 companies and 17 branches acquired from BNP Paribas Argentina and added 25 b.p. to the bank’s market share.
The economy showed signs of recovery in the first quarter of 2010, while inflation also rose to 9.1% year-on-year from 7.7% in 2009. The reopening of the debt exchange expected to start at the end of April produced an important change in the prices of debt securities. The conditions of the exchange, already announced by the government, had been considered attractive given the current market conditions, and a high participation of investors is expected. Interest rates remained at low levels, with the Badlar at around 9.5%, and the Argentine peso depreciated 1.8% against the dollar in the first quarter of 2010.
The pace of growth in savings and lending in the whole financial system remained at 19% and 11%, respectively, and continued to improve the quality of its balance sheet and maintain high levels of liquidity.
The Group’s strategy in the first quarter of 2010 focused on the return on its business franchise, with greater importance attached to customer linkage and transaction banking, with selective growth in lending. We continued to ensure comfortable levels of liquidity.
Lending increased 12% year-on-year and savings 14% (+15% deposits). Of note was the 33% growth in demand deposits.
Gross income rose 17.3% in local currency, net operating income 9.8% and attributable profit 32.1%, due to the big decline in loan-loss provisions. The efficiency ratio was 41.6% and the recurrence ratio 93.2%. The NPL ratio was 2.33% and coverage 145%.
Uruguay
Santander is the largest private sector bank in the country in terms of profits (EUR 14 million), number of branches (42) and business (market share of 16.5% in lending and 17.7% in savings).
With average annual growth of 2.9% in 2009, Uruguay avoided the global recession, and partial indicators for the first months of 2010 support expectations of stronger growth close to 4%, according to the market consensus. Inflation reached 6.9%, up from 5.9% in 2009.
Growth in the financial system’s deposits and in lending recovered in the last few quarters (18% and 26%, respectively).
The strategy continued to focus on customer loyalty, paying particular attention to the model of differentiated attention for high income customers. Greater linkage of SMEs and companies was also sought through fostering greater use of transactional products. Lending was 18% lower in year-on-year terms while deposits fell 8% because of time deposits.
Gross income increased 30.9% because of better spreads on loans and deposits. Operating expenses hardly changed (+1.5%), and with the merger with ABN underway progress is being made in technology integration in order to obtain synergies.
Attributable profit rose 64.7% to EUR 14 million, thanks to the performance of revenues and costs and provisions that were not significant.
The efficiency ratio is 51.7% and the recurrence ratio 30.0%. The NPL ratio was 0.40% and coverage at very high levels, underscoring another of the new bank’s strengths.
Colombia
Attributable profit was 2.2% higher in local currency at EUR 11 million. The Group has 76 branches, 391,000 customers and market shares of 3.0% in lending and 2.8% in savings.
The latest indicators are consistent with a gradual upturn in the economy and inflation remaining low. The central bank held its key rate at 3.50%, after lowering it by 50 b.p. last November, and the peso appreciated 6% against the dollar in the first quarter of 2010.
The strategy in the first quarter mainly focused on credit growth and risk management, and also strengthening transactional businesses. Lending increased 3% while savings declined 14% (demand deposits: +10%). The NPL ratio was 1.79% and coverage 194%.
Puerto Rico
Santander generated attributable profit of EUR 8 million, 2.2% lower in local currency than in the first quarter of 2009 because of higher corporate taxes as net operating income increased 26.5%.
Santander is one of the island’s largest financial groups, with 130 branches, 408,000 customers (26% of them linked) and market shares of 8.4% in loans, 9.4% in deposits and 23.2% in mutual funds.
The economy remained in recession, affecting both the growth of the financial system and its profitability, pressured by lower activity and higher risk premiums. The Group continued to strengthen loan recovery management and concentrated on selective growth in business. This was accompanied by strict control of expenses and investments.
The efficiency ratio was 45.7%, the recurrence ratio 40.0%, the NPL ratio 9.79% and coverage 56%.
Peru
Activity was focused on companies and tending to the Group’s global customers. Attributable profit was EUR 2 million.
January — March 2010          Financial Report

40	Information by principal segments
Sovereign

			Variation
Million euros	Q1’10	Q1’09(*)	Amount	(%)

Income statement
Net interest income	413	203	209	103.1

Net fees	96	70	26	37.3
Gains (losses) on financial transactions	6	(10)	16	—
Other operating income (1)	(16)	(6)	(10)	154.1

Gross income	498	257	241	94.0

Operating expenses	(219)	(191)	(28)	14.6
General administrative expenses	(193)	(169)	(24)	14.0
Personnel	(107)	(105)	(3)	2.4
Other general administrative expenses	(85)	(64)	(21)	32.8
Depreciation and amortisation	(27)	(22)	(4)	19.9

Net operating income	279	65	213	326.0

Net loan-loss provisions	(167)	(94)	(73)	77.8
Other income	(9)	(1)	(8)	880.3

Profit before taxes	104	(29)	133	—

Tax on profit	(35)	10	(44)	—

Profit from continuing operations	69	(20)	89	—

Net profit from discontinued operations	—	—	—	—

Consolidated profit	69	(20)	89	—

Minority interests	—	—	—	—

Attributable profit to the Group	69	(20)	89	—

Balance sheet
Customer loans (2)	38,441	41,466	(3,025)	(7.3)
Trading portfolio (w/o loans)	191	346	(155)	(44.8)
Available-for-sale financial assets	10,758	6,531	4,227	64.7
Due from credit institutions (2)	315	284	32	11.1
Intangible assets and property and equipment	438	590	(152)	(25.8)
Other assets	3,244	7,920	(4,676)	(59.0)

Total assets/liabilities & shareholders’ equity	53,387	57,137	(3,749)	(6.6)

Customer deposits (2)	31,352	38,108	(6,757)	(17.7)
Marketable debt securities (2)	12,652	12,150	502	4.1
Subordinated debt (2)	2,763	1,811	952	52.5
Insurance liabilities	—	—	—	—
Due to credit institutions (2)	1,439	1,864	(425)	(22.8)
Other liabilities	2,272	1,444	829	57.4
Shareholders’ equity (3)	2,909	1,760	1,150	65.3

Other customer funds under management	229	589	(360)	(61.1)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	229	589	(360)	(61.1)
Savings-insurance policies	—	—	—	—

Customer funds under management	46,996	52,659	(5,662)	(10.8)

(*).-	Data February-March

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
     Financial Report           January — March 2010

Information by principal segments	41
Sovereign
•	Attributable profit in the first quarter: $95 million, confirming the break-even reached in the fourth quarter of 2009.
•	The drivers were higher revenues, lower expenses and provisions under control
•	Focus in business on profitability and stable volumes in basic products.
•	Small improvement in credit quality: reduction in non-performing loans and higher coverage.
Sovereign’s attributable profit in the first quarter was EUR 69 million ($95 million) compared to a loss of EUR 20 million in the same period of 2009. This was in line to comfortably meet the expectations announced for the year.
Economic environment
Sovereign conducted its business in an economy which, despite the first signs of recovery, is still marked by the deep GDP contraction of previous quarters, an unemployment rate close to its recent historic high and low interest rates.
The scenario is still one of adjustment and deleverage affecting banking activity. Demand for loans remained on the same downward trend than in 2009, particularly commercial loans, with high levels of credit quality deterioration. On the funding side, deposits maintained their growth trend, particularly core ones.
Strategy
Sovereign, with 722 branches, 2,352 ATMs and 1.7 million customers, is developing a business model focused on retail customers and companies. It operates in the northeast of the US, one of the country’s most prosperous areas, where it has significant market shares and a combined volume of loans and deposits of almost $100,000 million.
Sovereign’s integration into the Santander model offers a solid base for facing a year with signs of improvement but still marked by uncertainty. The drivers for generating consistent results in line with the objectives set in an environment of low activity are growth focused on rigorous risk management, obtaining synergies and optimising cost structures within a process of restructuring.
Results and activity
As in other businesses, Sovereign’s financial statements have been restated in accordance with the criteria set out on page 20 of this report, and so the figures shown here do not coincide with those published locally.
Gross income in the first quarter was $688 million, net operating income $385 million and attributable profit $95 million (EUR 69 million), all of which were comfortably higher than those of any previous quarter. The drivers were higher revenues, lower expenses and controlled provisions.
On a like-for-like basis with the first quarter of 2009 (only February and March were recorded), gross income was 37.3% higher, largely due to net interest income (+43.7%). The repricing of loans, lower cost of deposits and ALCO management which offset the lower volume of lending were the factors behind the sustained increase in net interest income (+11.2% more than the fourth quarter).
Operating expenses reflect the positive impact of synergies and the optimisation of structures and are on a clear downward trend: 18.9% below the first quarter on a like-for-like basis and 5.5% less than the fourth. This, coupled with revenues, produced a notable gain in efficiency from 74.5% in the first quarter of 2009 to 53.9% in the fourth quarter and 44.0% in the first quarter of 2010 and a strong sustained rise in net operating income (+40.4% over the fourth quarter).
Net loan-loss provisions have remained stable in the last few quarters, although 25.8% higher than those of the first quarter of 2009.
Attributable profit amounted to $95 million, consolidating the break-even reached in the fourth quarter of 2009.
Activity
The focus in business was on profitability and stable basic volumes. In lending, we centred on improved spreads on new operations and renewal of credits, reflecting the higher cost of liquidity and of risk. As a result, the return on the stock of credit rose in the first quarter, breaking the downward trend of 2009.
As regards volumes, there has been a clear recovery since December in the most attractive mortgage segments (residential: +3%; multifamily: +5% on a like-for-like basis), which partly offset the reduction in non-core segments and businesses. Total lending was almost the same as at the end of 2009, which represented a strong slowdown in the trend of decline begun in 2008.
There was also a small improvement in the credit quality ratios. The NPL ratio was 5.14% versus 5.35% at the end of 2009 and coverage rose from 62% to 64%.
In deposits, the adjustment in prices continued, particularly in higher cost products. Their total cost was 27% lower than in the fourth quarter of 2009 and without too much loss of volume (-5%). The reduction in balances was concentrated in high cost products (retail time deposits and wholesale deposits: -16%) as retail demand deposits were stable (+0.3%).
Overall, Sovereign has a comfortable liquidity situation as customer deposits and medium and long-term financing cover 112% of net loans.
January — March 2010          Financial Report

42	Information by principal segments
Corporate Activities

			Variation
Million euros	Q1’10	Q1’09	Amount	(%)

Income statement
Net interest income	(606)	(637)	31	(4.9)

Net fees	(2)	13	(15)	—
Gains (losses) on financial transactions	(55)	113	(169)	—
Dividends	6	23	(16)	(71.7)
Income from equity-accounted method	(1)	(16)	15	(91.4)
Other operating income/expenses (net)	30	9	21	223.5

Gross income	(629)	(496)	(133)	26.8

Operating expenses	(227)	(220)	(7)	3.0
General administrative expenses	(188)	(185)	(3)	1.7
Personnel	(92)	(87)	(5)	6.1
Other general administrative expenses	(96)	(98)	2	(2.1)
Depreciation and amortisation	(39)	(35)	(4)	10.0

Net operating income	(856)	(716)	(140)	19.5

Net loan-loss provisions	(38)	2	(40)	—
Other income	(91)	(126)	36	(28.3)

Profit before taxes (w/o capital gains)	(985)	(840)	(144)	17.2

Tax on profit	272	352	(79)	(22.5)

Profit from continuing operations (w/o capital gains)	(712)	(489)	(224)	45.7

Net profit from discontinued operations	(10)	—	(10)	—

Consolidated profit (w/o capital gains)	(723)	(489)	(234)	47.9

Minority interests	(1)	(4)	3	(71.9)

Attributable profit to the Group (w/o capital gains)	(722)	(485)	(237)	48.8

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	(722)	(485)	(237)	48.8

Balance sheet
Trading portfolio (w/o loans)	5,146	2,763	2,383	86.2
Available-for-sale financial assets	22,467	16,930	5,537	32.7
Investments	33	106	(74)	(69.1)
Goodwill	23,602	20,719	2,883	13.9
Liquidity lent to the Group	49,480	77,647	(28,166)	(36.3)
Capital assigned to Group areas	58,705	52,576	6,128	11.7
Other assets	79,940	88,852	(8,912)	(10.0)

Total assets/liabilities & shareholders’ equity	239,373	259,594	(20,221)	(7.8)

Customer deposits (1)	10,197	2,748	7,449	271.1
Marketable debt securities (1)	80,077	98,807	(18,730)	(19.0)
Subordinated debt (1)	16,047	23,327	(7,280)	(31.2)
Other liabilities	59,168	65,264	(6,096)	(9.3)
Group capital and reserves (2)	73,883	69,447	4,436	6.4

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	106,321	124,882	(18,561)	(14.9)

(1).-	Including all on-balance sheet balances for this item

(2).-	Not including profit of the year
     Financial Report           January — March 2010

Information by principal segments	43
Corporate Activities
•	This area’s results were more negative than in the first quarter of 2009 because of lower gains on financial transactions:
•	Other revenues, expenses and provisions were similar in both years.
Corporate Activities covers a series of centralised activities and acts as the Group’s holding. It manages all capital and reserves and allocations of capital and liquidity with the rest of businesses on the basis of the criteria set out on page 20 of this report.
The area made a loss of EUR 722 million compared to a loss of EUR 485 million in the first quarter of 2009. This was due to the losses registered in gains on financial transactions, mainly because of the hedging of exchange rates, due to the appreciation of the main currencies whose positive impact is reflected, as commented on, in the operating areas, and to the higher revenues registered in 2009 from the net results of hedging of interest rates from structural financings.
The main developments were:
•	Net interest income was EUR 606 million negative compared to EUR 637 million also negative in the first quarter of 2009.
•	Dividends dropped from EUR 23 million to EUR 6 million.
•
Income accounted for by the equity method was almost nil (loss of EUR 16 million in the first quarter of 2009). The difference was largely due to the recording in this line of the income in January 2009 of Sovereign, before its consolidation by global integration.

•
Gains on financial transaction, which includes those from centralised management of interest rate and currency risk of the parent bank as well as from equities, was EUR 55 million negative compared to EUR 113 million positive in the first quarter of 2009. The difference was due to hedges as commented on.

•	Operating expenses rose 3.0% because of higher personnel expenses and amortisations which were partly offset by lower general administration expenses.
•	Net loan-loss provisions amounted to EUR 38 million compared to a release of EUR 2 million in the first quarter of 2009.
•	“Other income”, which includes various provisions and writedowns, was EUR 91 million negative compared to EUR 126 million negative in the first quarter of 2009.

There is also a temporary mismatch of various allowances and writedowns for contingencies which are anticipated at the consolidated level and not recorded in the results of units until their effective materialisation.

As regards the area’s sub segments:
•	Equity Stakes: this centralises the management of equity stakes in financial and industrial companies.

In 2009, the Equity Stakes line recorded a sharp fall to almost zero because of the integration by the global method of Banco Real and Sovereign, and the exit from Cepsa.
•
Financial Management: this area carries out the global functions of managing the structural exchange rate position, the structural interest rate risk and the liquidity risk. The latter is conducted through issues and securitisations. It also manages the Group’s shareholders’ equity.

This sub segment includes the cost of hedging the capital of the Group’s non-euro denominated subsidiaries, in the face of exchange-rate fluctuations.

As regards the book value, the current policy is aimed at covering the excess capital of each subsidiary on 7% of their risk weighted assets, either through direct term positions in most cases or through a strategy of option “tunnels” that limit the losses in scenarios of significant currency depreciation.

The year’s results in currencies other than the euro are also hedged, using in each case the aforementioned strategies. In 2010 the main units with exchange-rate risk remained hedged.

The results of interest rate risk management, which is actively conducted by taking positions in the market, are also reflected. This management seeks to cushion the impact of changes in market interest rates on the bank’s net interest income and value, and is done via bonds and derivatives of high credit quality, high liquidity and low capital consumption.

As regards liquidity risk, of note is the lower needs in the current environment.

This subsegment also manages shareholders’ equity, the allocation of capital to each business unit, and the cost of financing investments. This means that the contribution to earnings is usually negative.

January — March 2010          Financial Report

44	Information by secondary segments
Retail Banking
•	Small business growth and management of spreads increased net interest income.

•	Net fee income remained stable in the last quarters.

•	Rigorous discipline in expenses, which were lower on a like-for-like basis, and a further gain in efficiency.
•	Risk management reflected in provisions which, although higher than in the first quarter of 2009, are very stable compared to the other quarters of last year.
The Group’s Retail Banking generated 84% of the operating areas’ total gross income and 70% of attributable profit. This was 14.0% higher than in the first quarter of 2009 at EUR 2,049 million, thanks to the good performance of gross income and strict control of expenses.
Gross income was EUR 9,194 million, up 12.6% and setting a new quarterly record. This was due to net interest income (+17.7%), spurred by moderate business growth and better customer spreads. Net fees increased 7.5%, confirming the recovery seen in the last quarters.
These year-on-year variations were positively impacted by the perimeter and by exchange rates. Excluding them, gross income was 4.1% higher.
Operating expenses rose 7.6%, but were 1.1% lower without perimeter and forex impact. As a result, the efficiency ratio improved again from 41.2% in the first quarter of 2009 to 39.4% a year later.
Net operating income was 16.0% higher at EUR 5,571 million (+7.8% excluding the perimeter and exchange rate impact).
Net loan-loss provisions increased 11.6% and are on a trend of stabilisation.
Total lending rose 2% in the last twelve months and customer deposits rose 13%.
The performance by geographic areas reflects the varying economic environment, with lower growth in developed economies and a better macroeconomic environment in emerging countries.
•	Retail Banking in Continental Europe was the most affected by the environment. Gross income was stable (+0.1% lower year-on-year), net operating income rose 0.3% and attributable profit declined 2.9%.
Income statement and business volumes. Secondary segments

	Operating		Retail		Global		Asset Management
	business areas		Banking		Wholesale Banking		and Insurance
Million euros	Q1’10	Var (%)	Q1’10	Var (%)	Q1’10	Var (%)	Q1’10	Var (%)

Income statement
Net interest income	7,728	15.8	7,063	17.7	627	(0.5)	38	(18.9)

Net fees	2,328	8.2	1,912	7.5	313	18.9	104	(6.5)
Gains (losses) on financial transactions	779	4.0	259	(28.4)	508	32.9	12	127.3
Other operating income (1)	54	(61.7)	(39)	—	3	(84.0)	89	1.6

Gross income	10,889	12.1	9,194	12.6	1,451	11.9	243	(3.2)

Operating expenses	(4,036)	7.7	(3,624)	7.6	(338)	12.8	(74)	(5.6)
General administrative expenses	(3,623)	6.5	(3,249)	6.4	(309)	11.1	(66)	(8.4)
Personnel	(2,090)	6.0	(1,860)	5.6	(192)	10.6	(39)	3.4
Other general administrative expenses	(1,533)	7.2	(1,389)	7.6	(117)	11.9	(27)	(21.6)
Depreciation and amortisation	(412)	19.7	(375)	18.6	(29)	34.6	(8)	24.6

Net operating income	6,853	14.8	5,571	16.0	1,113	11.7	169	(2.0)

Net loan-loss provisions	(2,398)	8.5	(2,448)	11.6	50	—	(0)	(97.9)
Other income	(297)	68.3	(284)	71.1	(9)	56.1	(3)	(23.1)

Profit before taxes	4,158	16.1	2,838	16.3	1,154	18.4	166	(1.2)

Tax on profit	(1,007)	4.3	(652)	2.1	(311)	15.6	(43)	(24.8)

Profit from continuing operations	3,151	20.4	2,186	21.4	843	19.4	122	11.2

Net profit from discontinued operations	(2)	—	(2)	—	—	—	—	—

Consolidated profit	3,150	17.4	2,185	16.9	843	19.4	122	11.2

Minority interests	213	106.8	136	92.2	64	133.9	14	163.7

Attributable profit to the Group	2,937	13.8	2,049	14.0	779	14.8	108	3.5

Business volumes
Total assets	1,122,039	2.2	836,404	3.0	254,062	(2.4)	31,573	25.6
Customer loans	681,956	(0.5)	620,274	2.1	60,992	(20.5)	690	(2.1)
Customer deposits	526,831	11.1	468,309	12.7	57,989	(0.8)	533	28.3

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
     Financial Report           January — March 2010

Information by secondary segments	45
Retail Banking. Income statement

	Gross		Net operating		Attributable
	income		income		profit
Million euros	Q1’10	Var (%)	Q1’10	Var (%)	Q1’10	Var (%)

Continental Europe	3,499	0.1	2,206	0.3	992	(2.9)

o/w: Spain	2,166	(2.6)	1,308	(3.4)	669	(10.6)

Portugal	261	(5.2)	142	(8.2)	100	(10.7)

United Kingdom	1,269	11.3	760	20.5	373	17.5

Latin America	3,932	19.9	2,330	22.3	619	29.3

o/w: Brazil	2,736	31.2	1,642	36.9	350	83.6
Mexico	425	(11.7)	242	(20.8)	77	28.2
Chile	395	12.7	252	11.9	90	34.4

Sovereign	495	92.6	275	320.7	66	—

Total Retail Banking	9,194	12.6	5,571	16.0	2,049	14.0

The main drivers were moderate business volumes and falls in lending, good management of spreads in an environment of strong pressure and low interest rates, control of expenses (zero growth) and virtually flat loan loss provisions.
However, the situation is clearly better compared to the fourth and third quarters of 2009. Net operating income was 8.2% higher than in the fourth quarter and attributable profit 17.0%.
•
The profit of Retail Banking in the United Kingdom was 14.8% higher in sterling than in the first quarter of 2009. The growth in gross income was spurred by net interest income, lower expenses, which produced another gain in efficiency to around 40%.

•
The results of Retail Banking in Latin America came from growth in net interest income and control of expenses compatible with business development and benefiting from Brazil’s savings from synergies. Net interest income rose 9.5%, gross income 4.2% and expenses only grew 1.7%, all without the forex impact.

As a result, the efficiency ratio (with amortizations) improved from 41.7% in the first quarter of 2009 to 40.7% and net operating income was 6.0% higher. Attributable profit was 17.1% higher.
The Global Private Banking division includes institutions that specialise in financial advice and asset management for high income clients (Banif in Spain, Santander Private Banking UK and Abbey International in the UK and Santander Private Banking in Latin America and Italy), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks.
The environment in which activity was developed in the first quarter of 2010 was very complex. As well as the global financial crisis, interest rates were at historic lows, which reduced net interest income, and the stock market was in negative territory (Ibex 35 and Eurostoxx 50). However, despite this, the division’s profit before tax was EUR 90 million, in line with the goal set for the year.
Despite the negative impact of markets, the volume of managed assets was 2% above that at the end of 2009 at EUR 90,200 million. This underscored the good management and enables us to face the rest of the year with some optimism.
The division continued to deepen and adapt its business model to the various units and paid particular attention to the commercial processes of advice, training, homogenisation of investment strategies and discretional investment, unification of products and the common IT platform for customer management.
Santander Private Banking Italy is already using the same platform as Banif and in 2010 it began to be extended to private banking in Mexico, which will be completed by the middle of the year; the rest of units will gradually be incorporated. This will help to enhance the quality of customer service, maintain a constant watch on portfolios to ensure they are in line with objectives, align the value offer of all units and obtain significant synergies.
It is also important to state that adapting the new private banking model is occurring with strict control of expenses (below those in 2009).
January — March 2010          Financial Report

46	Information by secondary segments
Global Wholesale Banking
•	Rigorous management of risk, liquidity and capital.
•	Sustained rise in profits in a more competitive environment due to the normalisation of spreads and volatility.
•	High relative share of customer revenues, which maintained its soundness in the quarter.
•	Investment effort which maintained the efficiency ratio in order to consolidate positions and boost our market share in core markets.
Strategy
In order to attain leadership positions in our core markets, by consolidating or increasing market shares already reached, the area made further investments in the first quarter in resources and capacity. The adjustment to structures made in 2009 and strict management of costs is enabling Santander to undertake this investment effort while maintaining an efficiency ratio that remains a reference for its peers.
This capacity and the strength of the Group’s capital and liquidity and that of its subsidiaries is allowing us, within a policy of rigorous risk management, to keep up the high level of activity which last year enabled Santander to occupy business spaces left by competitors.
Results and activity
Santander Global Banking & Markets contributed 13% of total gross income and 27% of attributable profit (EUR 779 million, 14.8% more than the first quarter of 2009 and 13.4% higher than last year’s quarterly average).
This performance was noteworthy bearing in mind that 2009, particularly the first half, was an exceptionally productive period for wholesale business, thanks to very high spreads and levels of volatility. The trend toward the normalisation of both variables in 2010 is lifting the value of the results obtained in the quarter, where growth is again backed by customer-focused business, the area’s global reach and its interconnection with local units.
Gross income increased 11.9%, spurred by fee income (+18.9%) and gains on financial transactions (+32.9%). Net interest income was virtually unchanged (-0.5%) because of the greater role of disintermediation activities as against more intensive use of the balance sheet.
Operating expenses reflected the investments made and were 12.8% higher, both in personnel and in general expenses. The efficiency ratio was 23.3%, in line the first quarter of 2009, while net operating income rose 11.7% to EUR 1,113 million.
This growth, combined with the reduced level of provisions, fed through to attributable profit (+14.8%).
The results were supported by strong client revenues which repeat those of an excellent first quarter of 2009 and up 16% over the fourth, backed by all geographic areas.
These growth rates were achieved with strict management of risks, liquidity and capital as seen by the lending trend.
In order to maintain the trend in client revenues, we continued to deepen the global focus of business, increasing the Global Customer Relation Model and fostering inter-relation between the product areas and specialised units. The Model, which concentrates management of global corporations and institutions, increased its revenues 3% over the same period of last year.
The product areas also made progress in their increasingly global business vision which is adapted to the changing needs of markets and clients. Their performance was the following:
1) Global Transaction Banking
This area, which includes Cash Management, Trade Finance and Basic Financing, increased its client revenues 1% year-on-year and 14% over the fourth quarter of 2009. Volumes were lower than a year ago due to the environment of deleveraging and lower spreads.
Trade Finance performed the best (+21%), with rises in all countries given the solid position in its natural markets. Brazil and Spain accounted for more than two-thirds of the volume. Cash Management’s revenues were flat, in line with the weak economic growth in our core countries.
Lastly, Basic Financing’s revenues were 5% lower due to the combination of lower average volumes and repricing of the portfolio’s spreads, after the highs reached in 2009. Management of spreads enabled this trend to be partly offset.
     Financial Report           January — March 2010

Information by secondary segments	47
2) Corporate Finance
This area (including Mergers and Acquisitions and Asset & Capital Structuring, -A&CS-) stepped up during the first quarter its efforts in origination and presentation of new ideas to clients. Revenues increased 16% over the first quarter of 2009, probably the least prolific in this segment in several years
In Mergers and Acquisitions, the priority was to identify mega deals, mostly cross- border, with clients of the global relation model. We maintained solid positions in markets (second in the ranking in Spain and Portugal) with several operations successfully closed in Europe and cross-border ones with Latin America.
In Asset & Capital Structuring, the portfolio of clients in Europe continued to expand and adapting products to the features of each country. Of note was the activity of Spanish operating lease with several operations involving transport asses (aircrafts, trains and ships) and the presentation of several wind-power projects in Spain. Also performing well was tonnage business (structured operations of ship finance), and the R+D+I segment, which optimises development funds of the Industry Ministry and the Centre for Industrial Technology Development.
The intense activity has meant a strong increase in the pipeline, which is a big support for reaching projected annual revenues in the current environment.
3) Credit Markets
Credit Markets, which include origination activities, risk management and distribution of both bank loans — corporate or structured finance — as well as bonds and structured credit products, increased their client revenues by 13% year-on-year, backed by all products and countries.
In loans, Santander maintained a reference position in Europe and Latin America. Of note was the refinancing of the loan to Inbev to acquire its rival Anheuser-Busch ($17,200 million), for which Santander was the coordinator.
In bonds, Santander also led some of the largest operations in the European capital markets in the last few months, particularly a EUR 5 billion issue by the Kingdom of Spain. All of this is meant that Santander continued to scale positions in the league tables and attain notable positions in the primary markets.
4) Rates
The client revenues of this area (including trading activities, structuring and distribution of FX, bonds and interest rate derivatives for the Group’s wholesale and retail clients) declined 29% in the first quarter over the same period of 2009 which was a record one because of the high volatility.
The growth of volumes in flow businesses, especially with institutional clients, partly offset the narrowing of spreads from the normalisation of markets. Revenues were 5% below the quarterly average in 2009.
Of note in Europe, the main area of activity, were the increased sales to institutional clients, the priority segment for flow products, which offset the weaker evolution of sales in retail networks due to the economic downturn, particularly in Spain and Portugal. In Latin America flow products continued to grow and distribution with the retail segment in Brazil and Mexico.
5) Equities
The Global Equities area (activities related to the equity markets, settlement and custody) consolidated in the first quarter the recovery begun in the second half of 2009. Client revenues grew 82% year-on-year compared to a weak first quarter of 2009.
The recovery of volumes and activity in equity markets, both primary and secondary, spurred our brokerage business. Growth rates were more than 60% year-on-year.
The signs of stabilisation in markets and our capacity to manage risks enabled us to double the sale of investment and hedging solutions for our clients via derivatives.
The upturn in organised markets of derivatives and in custody and settlement business was slower, with a combined fall of around 7%.
January — March 2010          Financial Report

48	Information by secondary segments
Asset Management and Insurance
•	Revenues accounted for 9% of the Group’s total operating areas.
•	Preference for deposits / liquidity continued to put pressure on the sale of mutual funds and insurance, reducing their revenues.
•	Mutual funds and pensions: recovery of volumes but with a still limited impact on fee income.
•	Insurance: continued strengthening of the global management model and development of new products
Attributable profit was EUR 108 million in the first quarter, 3.5% more than in the same period of 2009 (4% of the operating areas’ total).
Gross income fell 3.2%, due to falls in fee income from funds as well as from lower revenues retained in the insurance units. Operating expenses declined 5.6%, reflecting the area’s efforts to adapt its structures to the new environment of revenues. Net operating income dropped 2.0%, a trend that did not feed through to attributable profit.
Total revenues contributed to the Group by asset management and insurance activities, including those recorded by the distribution networks, amounted to EUR 945 million, 9% of the Group’s total and 8.6% more than in the first quarter of 2009.
Asset Management
Santander Asset Management generated total revenues of EUR 315 million, 3.6% more than in the first quarter of 2009 on a trend of gradual recovery.
Total revenues were 7.7% higher than in the fourth quarter of 2009 and 6.5% more than the 2009 average, backed by a recovery of volumes and the increase in average commissions from the evolution of the mix of products in most large markets. While the average commission improved, volumes were weak in developed countries (greater preference for liquidity and deposits) and stronger in Latin America, which consolidated the recovery seen in 2009 in mutual funds. Total managed assets at the end of March stood at EUR 122,000 million, 5% more than at the end of 2009 and 22% more than a year earlier thanks to revaluation in markets and currencies.
Attributable profit was 1.1% higher than in the same period of 2009 at EUR 21 million after deducting fees paid to the networks and operating expenses (-5.1% due to adjustment to structures), clearly above those of previous quarters.
The main elements by units and countries were as follows:
•
In traditional management of assets, and within the dual performance aforementioned, business has been on a trend of recovery in the last few quarters with the incorporation of more markets and greater interest by clients and distributors in mutual funds, particularly in Latin America.

At the end of March, the Group managed EUR 120,000 million in mutual funds, investment companies and pension plans, 6% more than at the end of 2009. The three large markets by volume are Spain, Brazil and Mexico which together account for around 75% of the total managed volume.

In Spain, the trend of higher volumes at Santander Asset Management and of the market begun in the fourth quarter of 2009 was interrupted by the strong appetite for liquidity by banks with attractive offers for depositors. In this environment, management of the commercial networks focused on the shift from money market funds to mixed and guaranteed funds, with a good level of acceptance by networks and clients in the face of low interest rates. This enabled us to improve the product mix and the average commission of the portfolio.

Managed assets in Spain, including pension funds, amounted to EUR 46,000 million, 1% lower than at the end of 2009 and whose evolution was in line with that of the industry as a whole.

Better performance in Brazil, due to campaigns of guaranteed funds for the retail segment, with a positive impact on volumes and the average commission. Of note were products such as Capital protegido 6 which widely exceeded the placement expectations. The managed volume was EUR 38,000 million, 4% higher in local currency than at the end of 2009.

Mexico was also strengthened by the success of new guaranteed funds which increased the volume of managed assets to EUR 9,800 million (18% more in local currency year-on-year).

Of note in other markets, the UK retail balances were also good, thanks to sales in branches. Of note was the increasing acceptance of the funds of “multi manager” funds. Assets under management amounted to almost EUR 12,000 million, 9% more in sterling year-on-year.

     Financial Report           January — March 2010

Information by secondary segments	49

Portugal maintained strong asset growth (+51% y-o-y), backed by global funds and multi treasury, a trend which will be reinforced in coming quarters with the launch of new guaranteed funds. Assets totalled EUR 5,500 million at the end of March including pension funds.

Chile increased its volume to EUR 5,200 million (+16% in local currency), thanks to growth in the Elite portfolios, a personal banking product widely accepted by clients.

Lastly, and at the global level, Santander Asset Management continued to streamline the range and merger of funds in various markets. Its objective is to provide the Group’s commercial networks with simple and well known products, with high average volumes and a greater focus of the management teams. Work continued on increased use of the Luxembourg platform to unify products that can be distributed from any part of the world and are managed by the best teams of the Group’s fund management institutions.

•
In real estate fund management, together with the development of ordinary activity, we continued the ordered sale of the assets of Santander Banif Inmobiliario in a very demanding environment. The aim is to achieve, for the benefit of participants, the best combination of agility, price optimisation and the largest possible turnout of investors.

•
In alternative management, we continued to restructure the funds and structures of Optimal Investment Services, in line with the current scant demand for this type of products and the consequent reduction in its managed assets.

•
In venture capital funds, a very specialised product for institutional clients (very long term investment in non-listed companies designed for institutional clients), assets remained at around EUR 300 million, slightly less than at the end of 2009.

Insurance
The global area of Santander Insurance generated attributable profit of EUR 88 million in the first quarter, 4.1% more than in the same period of 2009, backed by stable spreads in insurance activity and a reduction in operative expenses.
Total revenues (the area’s gross income plus fee income paid to the networks) were EUR 630 million, 11.3% higher year-on-year (+5.0% excluding the exchange-rate impact) and representing 5.8% of the operating areas’ total. The total contribution to the Group’s results (profit before tax of the insurance companies and brokers and fees received by networks) was up 13.0% to EUR 592 million (6.8% excluding the exchange-rate impact).
Santander Insurance continued to progress in its global business model and foster the development of new products via its distribution channels, while keeping its low risk profile model and a high level of efficiency in its operations.
Total premium income was 1.4% lower, impacted by lower demand for savings-investment products in the face of clients’ greater preference for liquidity. Premium income from protection insurance increased 14%.
Continental Europe, which contributed 49% of the total, performed well in the first quarter, mainly due to Spain. Spain’s contribution (excluding Santander Consumer Finance business) was EUR 116 million (+10.8% y-o-y), with a better performance of revenues from protection insurance which offset the fall in savings-investment.
Of note in Portugal was the growth in revenues from savings insurance and the increased results of the insurance company. Their total contribution was EUR 38 million (+8.2%).
Santander Consumer Finance has maintained a good pace in insurance in line with activity and loan generation in each market. The area’s total contribution to insurance was 3.4% lower at EUR 139 million.
The UK’s total contribution was also smaller (-7.7% y-o-y in sterling to EUR 45 million). This was due to lower placement of savings insurance products in the face of the stronger demand for other products such as structured deposits, which was only partly corrected by the positive impact of the optimisation of businesses incorporated during 2009.
Latin America’s contribution increased 28.5% year-on-year to EUR 247 million (42% of the total and +11.8% excluding the exchange-rate impact ). The greater efficiency in selling via bank branch networks and other channels, coupled with the development of simple products not linked to lending, pushed up the results of the main countries.
Of note was Brazil (+16.5% in reales) and 71% of the region’s contribution, spurred by its business plan and the new businesses acquired at the beginning of 2009. On the other hand, in Chile, the country’s earthquake last February had no significant impact on results thanks to the Group’s reinsurance policy for this type of natural disaster.
Sovereign, in the first phases of the model, already contributes EUR 7 million in fees from distribution of savings insurance.
Asset Management and Insurance. Income statement

	Gross		Net operating		Attributable
	income		income		profit
Million euros	Q1’10	Var (%)	Q1’10	Var (%)	Q1’10	Var (%)

Mutual funds	65	1.2	28	10.7	18	12.6
Pension funds	6	(36.1)	4	(47.0)	3	(40.0)
Insurance	172	(2.9)	137	(2.0)	88	4.1

Total Asset Management and Insurance	243	(3.2)	169	(2.0)	108	3.5

January — March 2010          Financial Report

50	Corporate Social Responsibility
Corporate Social Responsibility
Grupo Santander continued in the first quarter of 2009 to develop new initiatives within its commitment to corporate social responsibility. The main ones were:
Santander Universities
Under its framework of cooperation with universities, Banco Santander launched a new programme of international scholarships in Spain, the UK and Brazil. A total of 300 graduates and postgraduates will benefit from scholarships of EUR 5,000 to cover the costs of registration, travel, upkeep and accommodation for studies in another country. One hundred and fifty universities will convene the grants and select students on the basis of their academic record, economic resources and languages. One hundred scholarships will be for students of Spanish universities, 100 from British universities and the other 100 for Brazilian students so that they can study in another country for a maximum of six months, depending on each case.
Universia has convened more than 1,000 partner academic institutions for the Second International Meeting of Rectors of Universia, under the banner of “For a socially responsible Latin American knowledge space”, to be held in Guadalajara, Mexico from May 31 to June 1,2010. Eleven panels will debate the university of the future.
Social and cultural actions
Grupo Santander developed in the first quarter various social action initiatives, some of them motivated by the recent earthquakes in Chile and Haiti, and others as part of the initiatives by employees in the last few years to collect funds for various NGOs.
Among the first, and as a result of the earthquake in Chile on February 27, the Bank created a contingency committee comprising the main executives in the country in order to guarantee banking operations, both from the standpoint of the security of branches as well as IT systems. The objective was to support employees and customers affected by the natural disaster, with measures such as the refinancing of loans, deferred credit card payments, special finance lines and facilities to activate insurance policies for those customers requiring it. Banco Santander also donated $1.5 million to help victims.
The Executive Committee of Banco Santander’s Board agreed to donate EUR 1 million of aid to Haiti. Other steps were also taken by the Group’s banks, such as, for example, the BRL 150,000 donated by Grupo Santander Brazil and the ₤20,000 contributed by the Santander UK Foundation in the United Kingdom, Moreover, the Group informed employees, customers and shareholders of the bank account numbers that the main international NGOs have in the Bank so that aid could be channelled to Haiti. In Spain alone, more than EUR 10 million was collected in these accounts.
Among the second, the Bank delivered to various NGOs, under Santander Solidario, the funds collected with the participation of employees in social initiatives developed by the Bank including the Second Convening of Social Projects, the Solidarity Gala and the Solidarity Lunch Week. The NGOs that benefited from these funds were: Aldeas Infantiles, the Abracadabra Foundation, Manos Unidas, Prodis Foundation and the Bobath Foundation. Of note was the convening of the second edition of social projects when more than 100 employees presented 150 projects.
In addition, Santander Global Banking and Markets Europe assigned the EUR 82,000 it spends every year on corporate Christmas presents for customers to two solidarity projects of Cáritas and the International Red Cross. Cáritas will allocate these funds to reception and basic support centres and the International Red Cross to projects to combat poverty in Europe.
The environment
Banco Santander, committed to protecting the environment, calculated the main consumption items and emissions in all the Bank’s buildings throughout the world in order to know the Group’s environmental footprint. A tool to gather, calculate and consolidate all the data was developed in order to standardise the management and treatment of environmental data and provide precise, reliable and traceable information, As well as knowing the consumption and emissions, it will enable us to formulate common objectives for medium and long-term improvement and reduction.
Banco Santander also continued to invest in renewable energy. It completed projects to finance wind-power parks and solar energy plants in Spain, the US and Italy for a total installed power of 447.6MW.
Banco Santander Foundation
The Foundation inaugurated the exhibition Al calor del pensamiento, a selection of more than 70 works by 22 Latin American artists belonging to the world renowned Daros Latin American Collection. Of note was the use of music, images and photos as tools for conceptual expression. The exhibition at the art centre of Grupo Santander City in Boadilla del Monte was opened on February 3 and ends on May 2.
A selection of 62 of the most significant works from the Santander collection was shown at the auditorium of the University of Zaragoza until March 14 and seen by a large number of people.
     Financial Report           January — March 2010

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com Legal Head Office:
     Paseo Pereda, 9-12. Santander (Spain)
     Teléfono: 34 (942) 20 61 00
Operational Head Office:
     Ciudad Grupo Santander
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

Key consolidated data

			Variation
	Q1 ’10	Q1 ’09	Amount	%	2009
Balance sheet (million euros)
Total assets	1,142,360	1,115,365	26,995	2.4	1,110,529
Net customer loans	683,149	685,497	(2,348)	(0.3)	682,551
Customer funds under management	931,699	874,989	56,710	6.5	900,057
Shareholders’ equity	71,977	66,731	5,246	7.9	70,006
Total managed funds	1,284,065	1,231,660	52,405	4.3	1,245,420

Income statement (million euros)
Net interest income	7,122	6,039	1,083	17.9	26,299
Gross income	10,260	9,221	1,039	11.3	39,381
Net operating income	5,997	5,254	743	14.1	22,960
Profit from continuing operations	2,439	2,128	311	14.6	9,427
Attributable profit to the Group	2,215	2,096	119	5.7	8,943

EPS, profitability and efficiency (%)
EPS (euro)	0.2553	0.2472	0.0081	3.3	1.0454
Diluted EPS (euro)	0.2537	0.2460	0.0077	3.1	1.0382
ROE	12.94	13.25			13.90
ROA	0.86	0.82			0.86
RoRWA	1.72	1.68			1.74
Efficiency ratio (with amortisations)	41.5	43.0			41.7

BIS II ratios and NPL ratios (%)
Core capital	8.8	7.3			8.6
Tier I	10.3	8.9			10.1
BIS ratio	14.0	13.5			14.2
NPL ratio	3.34	2.49			3.24
NPL coverage	74	80			75

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,229	8,156	73	0.9	8,229
Share price (euros)	9.840	5.190	4.650	89.6	11.550
Market capitalisation (million euros)	80,972	42,328	38,644	91.3	95,043
Book value (euro)	8.28	7.83			8.04
Price / Book value (X)	1.19	0.66			1.44
P/E ratio (X)	9.64	5.25			11.05

Other data
Number of shareholders	3,094,403	3,195,622	(101,219)	(3.2)	3,062,633
Number of employees	169,924	181,166	(11,242)	(6.2)	169,460
Continental Europe	50,206	51,186	(980)	(1.9)	49,870
o/w: Spain	33,253	33,932	(679)	(2.0)	33,262
United Kingdom	22,836	23,495	(659)	(2.8)	22,949
Latin America	86,576	94,633	(8,057)	(8.5)	85,974
Sovereign	8,503	10,175	(1,672)	(16.4)	8,847
Corporate Activities	1,803	1,677	126	7.5	1,820
Number of branches	13,682	14,196	(514)	(3.6)	13,660
Continental Europe	5,875	6,062	(187)	(3.1)	5,871
o/w: Spain	4,866	4,995	(129)	(2.6)	4,865
United Kingdom	1,328	1,328	—	—	1,322
Latin America	5,757	6,056	(299)	(4.9)	5,745
Sovereign	722	750	(28)	(3.7)	722

Note:
The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April, 26 2010, following a favourable report from the Audit and Compliance Committee on April, 21 2010. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.”

Income statement
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%

Net interest income	7,122	6,039	1,083	17.9

Dividends	47	87	(40)	(45.7)
Income from equity-accounted method	3	(13)	16	—
Net fees	2,326	2,164	162	7.5
Gains (losses) on financial transactions	724	862	(139)	(16.1)
Other operating income/expenses	38	80	(43)	(53.2)

Gross income	10,260	9,221	1,039	11.3

Operating expenses	(4,263)	(3,967)	(296)	7.5
General administrative expenses	(3,812)	(3,587)	(224)	6.3
Personnel	(2,182)	(2,059)	(124)	6.0
Other general administrative expenses	(1,629)	(1,529)	(101)	6.6
Depreciation and amortisation	(451)	(379)	(71)	18.8

Net operating income	5,997	5,254	743	14.1

Net loan-loss provisions	(2,436)	(2,209)	(227)	10.3
Impairment losses on other assets	(57)	(25)	(32)	130.0
Other income	(331)	(278)	(53)	19.0

Profit before taxes (w/o capital gains)	3,173	2,742	431	15.7

Tax on profit	(734)	(614)	(121)	19.6

Profit from continuing operations (w/o capital gains)	2,439	2,128	311	14.6

Net profit from discontinued operations	(12)	67	(79)	—

Consolidated profit (w/o capital gains)	2,427	2,195	232	10.6

Minority interests	212	99	113	113.4

Attributable profit to the Group (w/o capital gains)	2,215	2,096	119	5.7

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	2,215	2,096	119	5.7

EPS (euros)	0.2553	0.2472	0.0081	3.3

Diluted EPS (euros)	0.2537	0.2460	0.0077	3.1

Pro memoria:
Average total assets	1,122,809	1,076,112	46,697	4.3
Average shareholders’ equity	68,450	63,272	5,178	8.2

Quarterly
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10

Net interest income	6,039	6,617	6,822	6,820	7,122

Dividends	87	153	94	102	47
Income from equity-accounted method	(13)	10	1	2	3
Net fees	2,164	2,374	2,291	2,252	2,326
Gains (losses) on financial transactions	862	977	777	806	724
Other operating income/expenses	80	16	19	29	38

Gross income	9,221	10,147	10,004	10,010	10,260

Operating expenses	(3,967)	(4,087)	(4,086)	(4,282)	(4,263)
General administrative expenses	(3,587)	(3,681)	(3,679)	(3,877)	(3,812)
Personnel	(2,059)	(2,106)	(2,095)	(2,190)	(2,182)
Other general administrative expenses	(1,529)	(1,575)	(1,583)	(1,687)	(1,629)
Depreciation and amortisation	(379)	(405)	(407)	(405)	(451)

Net operating income	5,254	6,060	5,918	5,728	5,997

Net loan-loss provisions	(2,209)	(2,417)	(2,574)	(2,284)	(2,436)
Impairment losses on other assets	(25)	(241)	(42)	(94)	(57)
Other income	(278)	(232)	(418)	(382)	(331)

Profit before taxes (w/o capital gains)	2,742	3,171	2,883	2,967	3,173

Tax on profit	(614)	(629)	(559)	(535)	(734)

Profit from continuing operations (w/o capital gains)	2,128	2,542	2,325	2,432	2,439

Net profit from discontinued operations	67	(6)	(7)	(23)	(12)

Consolidated profit (w/o capital gains)	2,195	2,536	2,318	2,409	2,427

Minority interests	99	113	97	207	212

Attributable profit to the Group (w/o capital gains)	2,096	2,423	2,221	2,202	2,215

Net extraordinary capital gains and allowances*	—	—	—	—	—

Attributable profit to the Group	2,096	2,423	2,221	2,202	2,215

EPS (euros)	0.2472	0.2846	0.2588	0.2547	0.2553

Diluted EPS (euros)	0.2460	0.2831	0.2584	0.2508	0.2537

(*).-	Including extraordinary capital gains and extraordinary allowances for the same amount are included, and thus the net amount is zero.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Q1 ’10	Q1 ’09	31.03.10	31.12.09	31.03.09

US$	1.3820	1.3020	1.3479	1.4406	1.3308
Pound sterling	0.8874	0.9082	0.8898	0.8881	0.9308
Brazilian real	2.4900	3.0175	2.4043	2.5113	3.0767
New Mexican peso	17.6375	18.7402	16.6573	18.9223	18.7623
Chilean peso	717.4219	787.3892	708.9280	730.7444	772.5959
Argentine peso	5.3075	4.6145	5.2204	5.4761	4.9466

Net fees
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%

Commissions from services	1,307	1,272	35	2.8
Mutual & pension funds	311	301	10	3.3
Securities services	211	160	51	31.8
Insurance	497	430	66	15.4

Net fees	2,326	2,164	162	7.5

Operating expenses
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%

Personnel expenses	2,182	2,059	124	6.0
General expenses	1,629	1,529	101	6.6
Information technology	213	183	30	16.6
Communications	161	159	3	1.6
Advertising	137	146	(9)	(6.2)
Buildings and premises	363	341	22	6.6
Printed and office material	39	43	(4)	(9.2)
Taxes (other than profit tax)	79	73	6	8.4
Other expenses	637	585	52	8.9

Personnel and general expenses	3,812	3,587	224	6.3

Depreciation and amortisation	451	379	71	18.8

Total operating expenses	4,263	3,967	296	7.5

Net loan-loss provisions
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%

Non performing loans	2,701	2,475	226	9.1
Country-risk	(3)	(77)	73	(95.6)
Recovery of written-off assets	(261)	(189)	(72)	38.0

Total	2,436	2,209	227	10.3

Balance sheet
Million euros

			Variation
	31.03.10	31.03.09	Amount	%	31.12.09
Assets
Cash on hand and deposits at central banks	48,394	36,305	12,089	33.3	34,889
Trading portfolio	146,999	157,721	(10,723)	(6.8)	135,054
Debt securities	58,256	47,401	10,856	22.9	49,921
Customer loans	1,946	6,188	(4,242)	(68.6)	10,076
Equities	8,761	5,883	2,878	48.9	9,248
Trading derivatives	71,637	92,491	(20,854)	(22.5)	59,856
Deposits from credit institutions	6,399	5,758	640	11.1	5,953
Other financial assets at fair value	34,311	31,189	3,122	10.0	37,814
Customer loans	8,369	8,886	(517)	(5.8)	8,329
Other (deposits at credit institutions, debt securities and equities)	25,942	22,303	3,639	16.3	29,485
Available-for-sale financial assets	87,587	60,693	26,895	44.3	86,621
Debt securities	80,189	53,970	26,219	48.6	79,289
Equities	7,398	6,722	676	10.1	7,331
Loans	742,569	744,848	(2,279)	(0.3)	736,746
Deposits at credit institutions	55,809	58,267	(2,458)	(4.2)	57,641
Customer loans	672,834	670,423	2,411	0.4	664,146
Debt securities	13,926	16,158	(2,232)	(13.8)	14,959
Investments	167	224	(58)	(25.6)	164
Intangible assets and property and equipment	12,000	11,055	944	8.5	11,774
Goodwill	23,602	20,719	2,883	13.9	22,865
Other	46,732	52,610	(5,878)	(11.2)	44,602

Total assets	1,142,360	1,115,365	26,995	2.4	1,110,529

Liabilities and shareholders’ equity
Trading portfolio	117,807	151,253	(33,446)	(22.1)	115,516
Customer deposits	4,116	9,144	(5,028)	(55.0)	4,658
Marketable debt securities	460	3,297	(2,836)	(86.0)	586
Trading derivatives	68,427	87,306	(18,879)	(21.6)	58,713
Other	44,804	51,507	(6,703)	(13.0)	51,559
Other financial liabilities at fair value	43,244	32,363	10,880	33.6	42,371
Customer deposits	17,316	11,251	6,065	53.9	14,636
Marketable debt securities	6,246	3,227	3,019	93.5	4,887
Due to central banks and credit institutions	19,682	17,885	1,797	10.0	22,848
Financial liabilities at amortized cost	850,157	811,086	39,072	4.8	823,403
Due to central banks and credit institutions	73,841	72,859	983	1.3	73,126
Customer deposits	515,596	456,619	58,977	12.9	487,681
Marketable debt securities	204,019	222,367	(18,348)	(8.3)	206,490
Subordinated debt	34,740	39,818	(5,078)	(12.8)	36,805
Other financial liabilities	21,961	19,422	2,539	13.1	19,300
Insurance liabilities	13,905	18,849	(4,944)	(26.2)	16,916
Provisions	17,906	17,793	113	0.6	17,533
Other liability accounts	23,709	22,157	1,551	7.0	20,919

Total liabilities	1,066,728	1,053,501	13,227	1.3	1,036,659

Shareholders’ equity	71,977	66,731	5,246	7.9	71,832
Capital stock	4,114	4,078	37	0.9	4,114
Reserves	69,769	65,369	4,400	6.7	61,071
Attributable profit to the Group	2,215	2,096	119	5.7	8,943
Less: dividends	(4,122)	(4,812)	690	(14.3)	(2,297)
Equity adjustments by valuation	(1,992)	(7,487)	5,495	(73.4)	(3,165)
Minority interests	5,647	2,620	3,027	115.5	5,204

Total equity	75,632	61,864	13,768	22.3	73,871

Total liabilities and equity	1,142,360	1,115,365	26,995	2.4	1,110,529

Balance sheet
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Assets
Cash on hand and deposits at central banks	36,305	46,334	25,316	34,889	48,394
Trading portfolio	157,721	140,148	132,905	135,054	146,999
Debt securities	47,401	47,738	48,212	49,921	58,256
Customer loans	6,188	3,205	4,528	10,076	1,946
Equities	5,883	6,940	7,914	9,248	8,761
Trading derivatives	92,491	77,767	66,893	59,856	71,637
Deposits from credit institutions	5,758	4,498	5,358	5,953	6,399
Other financial assets at fair value	31,189	34,179	38,742	37,814	34,311
Customer loans	8,886	9,186	12,100	8,329	8,369
Other (deposits at credit institutions, debt securities and equities)	22,303	24,993	26,642	29,485	25,942
Available-for-sale financial assets	60,693	72,004	83,085	86,621	87,587
Debt securities	53,970	64,383	75,125	79,289	80,189
Equities	6,722	7,621	7,959	7,331	7,398
Loans	744,848	763,628	719,676	736,746	742,569
Deposits at credit institutions	58,267	64,429	49,114	57,641	55,809
Customer loans	670,423	681,677	653,431	664,146	672,834
Debt securities	16,158	17,522	17,132	14,959	13,926
Investments	224	196	156	164	167
Intangible assets and property and equipment	11,055	11,060	11,147	11,774	12,000
Goodwill	20,719	23,192	23,474	22,865	23,602
Other	52,610	57,718	47,869	44,602	46,732

Total assets	1,115,365	1,148,460	1,082,370	1,110,529	1,142,360

Liabilities and shareholders’ equity
Trading portfolio	151,253	143,067	114,240	115,516	117,807
Customer deposits	9,144	5,742	4,793	4,658	4,116
Marketable debt securities	3,297	2,713	1,408	586	460
Trading derivatives	87,306	77,697	65,046	58,713	68,427
Other	51,507	56,916	42,993	51,559	44,804
Other financial liabilities at fair value	32,363	35,400	32,750	42,371	43,244
Customer deposits	11,251	8,771	7,841	14,636	17,316
Marketable debt securities	3,227	2,909	3,249	4,887	6,246
Deposits at credit institutions	17,885	23,720	21,661	22,848	19,682
Financial liabilities at amortized cost	811,086	831,921	802,056	823,403	850,157
Due to central banks and credit institutions	72,859	86,924	77,643	73,126	73,841
Customer deposits	456,619	469,261	458,630	487,681	515,596
Marketable debt securities	222,367	215,833	208,909	206,490	204,019
Subordinated debt	39,818	41,687	37,752	36,805	34,740
Other financial liabilities	19,422	18,216	19,122	19,300	21,961
Insurance liabilities	18,849	20,427	22,325	16,916	13,905
Provisions	17,793	18,224	18,137	17,533	17,906
Other liability accounts	22,157	32,576	23,278	20,919	23,709

Total liabilities	1,053,501	1,081,614	1,012,784	1,036,659	1,066,728

Shareholders’ equity	66,731	68,596	70,533	71,832	71,977
Capital stock	4,078	4,078	4,078	4,114	4,114
Reserves	65,369	61,102	60,818	61,071	69,769
Attributable profit to the Group	2,096	4,519	6,740	8,943	2,215
Less: dividends	(4,812)	(1,103)	(1,103)	(2,297)	(4,122)
Equity adjustments by valuation	(7,487)	(4,433)	(3,575)	(3,165)	(1,992)
Minority interests	2,620	2,683	2,628	5,204	5,647

Total equity	61,864	66,845	69,586	73,871	75,632

Total liabilities and equity	1,115,365	1,148,460	1,082,370	1,110,529	1,142,360

Customer loans
Million euros

			Variation
	31.03.10	31.03.09	Amount	%	31.12.09

Public sector	10,372	7,514	2,858	38.0	9,803
Other residents	220,327	231,211	(10,884)	(4.7)	222,355
Commercial bills	9,918	11,390	(1,473)	(12.9)	11,134
Secured loans	127,747	124,421	3,326	2.7	125,397
Other loans	82,663	95,400	(12,737)	(13.4)	85,824
Non-resident sector	470,620	461,581	9,039	2.0	468,267
Secured loans	292,133	270,826	21,307	7.9	286,381
Other loans	178,487	190,754	(12,268)	(6.4)	181,886

Gross customer loans	701,319	700,306	1,013	0.1	700,424

Loan-loss allowances	18,170	14,809	3,361	22.7	17,873

Net customer loans	683,149	685,497	(2,348)	(0.3)	682,551

Pro memoria: Doubtful loans	25,059	18,683	6,376	34.1	24,027
Public sector	21	15	6	39.1	18
Other residents	10,367	7,748	2,620	33.8	9,898
Non-resident sector	14,671	10,921	3,750	34.3	14,111

Customer loans
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10

Public sector	7,514	9,665	9,118	9,803	10,372
Other residents	231,211	228,776	224,904	222,355	220,327
Commercial bills	11,390	10,622	9,884	11,134	9,918
Secured loans	124,421	123,471	124,104	125,397	127,747
Other loans	95,400	94,684	90,917	85,824	82,663
Non-resident sector	461,581	470,816	452,200	468,267	470,620
Secured loans	270,826	285,771	274,599	286,381	292,133
Other loans	190,754	185,045	177,601	181,886	178,487

Gross customer loans	700,306	709,257	686,223	700,424	701,319

Loan-loss allowances	14,809	15,189	16,163	17,873	18,170

Net customer loans	685,497	694,068	670,059	682,551	683,149

Pro memoria: Doubtful loans	18,683	21,504	22,349	24,027	25,059
Public sector	15	14	40	18	21
Other residents	7,748	8,407	8,986	9,898	10,367
Non-resident sector	10,921	13,083	13,323	14,111	14,671

Credit risk management *
Million euros

			Variation
	31.03.10	31.03.09	Amount		%	31.12.09

Non-performing loans	25,512	18,968	6,544		34.5	24,554
NPL ratio (%)	3.34	2.49	0.85	p.		3.24
Loan-loss allowances	18,898	15,166	3,732		24.6	18,497
Specific	12,219	8,905	3,314		37.2	11,770
Generic	6,679	6,261	418		6.7	6,727
NPL coverage (%)	74	80	(6	p.)		75
Credit cost (%) **	1.58	1.34	0.24	p.		1.57

Ordinary non-performing and doubtful loans ***	15,807	13,235	2,572		19.4	17,641
NPL ratio (%) ***	2.10	1.75	0.35	p.		2.35
NPL coverage (%) ***	120	115	5	p.		105

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees
Note: NPL ratio: Non-performing loans / computable assets

Credit risk management *

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10

Non-performing loans	18,968	21,752	22,666	24,554	25,512
NPL ratio (%)	2.49	2.82	3.03	3.24	3.34
Loan-loss allowances	15,166	15,727	16,619	18,497	18,898
Specific	8,905	9,564	10,550	11,770	12,219
Generic	6,261	6,163	6,069	6,727	6,679
NPL coverage (%)	80	72	73	75	74
Credit cost (%) **	1.34	1.45	1.56	1.57	1.58

*	Excluding country-risk

**	Net specific allowance / computable assets
Non-performing loans by quarter
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10

Balance at beginning of period	14,191	18,968	21,752	22,666	24,554
Net additions	5,290	4,877	4,170	3,897	3,423
Increase in scope of consolidation	1,033	—	—	—	—
Exchange differences	211	370	(302)	610	420
Write-offs	(1,758)	(2,463)	(2,954)	(2,620)	(2,885)

Balance at period-end	18,968	21,752	22,666	24,554	25,512

Customer funds under management
Million euros

			Variation
	31.03.10	31.03.09	Amount	%	31.12.09

Public sector	16,438	17,080	(642)	(3.8)	13,293
Other residents	130,262	119,755	10,507	8.8	126,189
Demand deposits	62,678	52,918	9,760	18.4	61,000
Time deposits	53,398	48,374	5,024	10.4	49,177
REPOs	14,185	18,463	(4,278)	(23.2)	16,012
Non-resident sector	390,329	340,180	50,149	14.7	367,495
Demand deposits	202,484	178,147	24,337	13.7	195,823
Time deposits	162,273	132,412	29,861	22.6	148,485
REPOs	21,738	23,338	(1,600)	(6.9)	18,403
Public Sector	3,833	6,282	(2,450)	(39.0)	4,784

Customer deposits	537,028	477,015	60,013	12.6	506,976

Debt securities	210,725	228,891	(18,166)	(7.9)	211,963
Subordinated debt	34,740	39,818	(5,078)	(12.8)	36,805

On-balance-sheet customer funds	782,493	745,724	36,769	4.9	755,744

Mutual funds	110,797	89,116	21,681	24.3	105,216
Pension funds	11,215	10,567	648	6.1	11,310
Managed portfolios	19,693	16,612	3,081	18.5	18,364
Savings-insurance policies	7,501	12,970	(5,469)	(42.2)	9,422

Other customer funds under management	149,206	129,265	19,941	15.4	144,313

Customer funds under management	931,699	874,989	56,710	6.5	900,057

Mutual funds
Million euros

			Variation
	31.03.10	31.03.09	Amount	%

Spain	40,271	41,042	(771)	(1.9)
Portugal	4,158	2,748	1,410	51.3
United Kingdom	11,923	7,461	4,461	59.8
Latin America	54,446	37,865	16,581	43.8

Total	110,797	89,116	21,681	24.3

Pension funds
Million euros

			Variation
	31.03.10	31.03.09	Amount	%

Spain	9,826	9,273	553	6.0
Portugal	1,389	1,294	94	7.3

Total	11,215	10,567	648	6.1

Customer funds under management
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10

Public sector	17,080	14,089	14,917	13,293	16,438
Other residents	119,755	118,401	116,180	126,189	130,262
Demand deposits	52,918	55,873	57,689	61,000	62,678
Time deposits	48,374	44,748	43,842	49,177	53,398
REPOs	18,463	17,781	14,649	16,012	14,185
Non-resident sector	340,180	351,284	340,165	367,495	390,329
Demand deposits	178,147	188,329	181,906	195,823	202,484
Time deposits	132,412	137,586	137,136	148,485	162,273
REPOs	23,338	17,201	16,556	18,403	21,738
Public Sector	6,282	8,167	4,567	4,784	3,833

Customer deposits	477,015	483,774	471,263	506,976	537,028

Debt securities	228,891	221,454	213,566	211,963	210,725
Subordinated debt	39,818	41,687	37,752	36,805	34,740

On-balance-sheet customer funds	745,724	746,916	722,581	755,744	782,493

Mutual funds	89,116	94,630	100,265	105,216	110,797
Pension funds	10,567	10,706	11,081	11,310	11,215
Managed portfolios	16,612	17,950	17,426	18,364	19,693
Savings-insurance policies	12,970	14,223	15,526	9,422	7,501

Other customer funds under management	129,265	137,509	144,298	144,313	149,206

Customer funds under management	874,989	884,425	866,879	900,057	931,699

Mutual funds
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10

Spain	41,042	40,619	40,646	40,616	40,271
Portugal	2,748	3,271	3,825	3,982	4,158
United Kingdom	7,461	9,060	9,821	10,937	11,923
Latin America	37,865	41,681	45,973	49,681	54,446

Total	89,116	94,630	100,265	105,216	110,797

Pension funds
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10

Spain	9,273	9,412	9,753	9,912	9,826
Portugal	1,294	1,294	1,328	1,398	1,389

Total	10,567	10,706	11,081	11,310	11,215

Shareholders’ equity and minority interests
Million euros

			Variation
	31.03.10	31.03.09	Amount	%	31.12.09

Capital stock	4,114	4,078	37	0.9	4,114
Additional paid-in surplus	29,305	29,309	(4)	(0.0)	29,305
Reserves	40,634	36,723	3,911	10.7	31,796
Treasury stock	(170)	(662)	492	(74.3)	(30)

Shareholders’ equity (before profit and dividends)	73,883	69,447	4,436	6.4	65,186

Attributable profit	2,215	2,096	119	5.7	8,943
Interim dividend distributed	(2,297)	(2,713)	417	(15.4)	(1,285)
Interim dividend not distributed	(1,825)	(2,099)	274	(13.0)	(2,837)

Shareholders’ equity (after retained profit)	71,977	66,731	5,246	7.9	70,006

Valuation adjustments	(1,992)	(7,487)	5,495	(73.4)	(3,165)
Minority interests	5,647	2,620	3,027	115.5	5,204

Total equity (after retained profit)	75,632	61,864	13,768	22.3	72,045

Preferred shares and securities in subordinated debt	8,081	7,856	225	2.9	7,745

Total equity and capital with the nature of financial liabilities	83,713	69,720	13,993	20.1	79,791

Computable capital and BIS II ratio
Million euros

			Variation
	31.03.10	31.03.09	Amount		%	31.12.09

Core capital	49,914	40,030	9,883		24.7	48,366
Basic capital	58,328	48,727	9,601		19.7	56,615
Supplementary capital	22,621	26,968	(4,347)		(16.1)	24,309
Deductions	(1,377)	(1,715)	339		(19.7)	(1,221)

Computable capital	79,573	73,980	5,593		7.6	79,704

Risk-weighted assets	567,549	546,088	21,461		3.9	561,684

BIS II ratio	14.0	13.5	0.5	p.		14.2

Tier I (before deductions)	10.3	8.9	1.4	p.		10.1

Core capital	8.8	7.3	1.5	p.		8.6

Shareholders’ equity surplus (BIS II ratio)	34,169	30,293	3,876		12.8	34,769

Recorded profit and loss statement
Million euros

	Q1 ’10	Q1 ’09

Net consolidated profit	2,427	2,195

Other recroded revenues/expenses	1,476	930

Available-for-sale financial assets	(55)	(240)
Cash flow hedges	(7)	(31)
Hedges of net investments in businesses abroad	(1,009)	(703)
Exchange rates differences	2,245	1,674
Other revenues/expenses	(0)	111
Recorded in minority interests	303	117

Total recorded revenues/expenses	3,903	3,125

Attributable to the Parent Bank	3,388	2,908
Attributable to the minority interests	515	217

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	Q1 ’10	Q1 ’09	Amount	%	Q1 ’10	Q1 ’09	Amount	%
Income statement (million euros)
Continental Europe	2,699	2,605	95	3.6	1,369	1,302	67	5.1

o/w: Santander Branch Network	830	857	(27)	(3.2)	500	545	(45)	(8.2)
Banesto	384	378	7	1.8	203	203	0	0.2
Santander Consumer Finance	786	744	42	5.7	189	155	35	22.3
Portugal	192	197	(5)	(2.7)	137	144	(7)	(4.9)

United Kingdom	892	756	136	18.0	480	409	71	17.2

Latin America	2,983	2,545	439	17.3	1,019	890	130	14.6

o/w: Brazil	2,060	1,573	487	30.9	603	436	167	38.2
Mexico	368	402	(34)	(8.5)	146	111	35	31.8
Chile	316	303	12	4.1	134	117	17	14.7

Sovereign	279	65	213	326.0	69	(20)	89	—

Operating areas	6,853	5,970	883	14.8	2,937	2,581	356	13.8

Corporate Activities	(856)	(716)	(140)	19.5	(722)	(485)	(237)	48.8

Total Group	5,997	5,254	743	14.1	2,215	2,096	119	5.7

	Efficiency ratio (1)		ROE		NPL ratio *		NPL coverage *
	Q1 ’10	Q1 ’09	Q1 ’10	Q1 ’09	31.03.10	31.03.09	31.03.10	31.03.09
Ratios (%)
Continental Europe	35.5	36.0	20.07	19.71	3.72	2.73	76	81

o/w: Santander Branch Network *	38.3	37.8	27.88	27.91	4.65	3.14	59	61
Banesto	40.1	40.5	18.17	18.89	3.13	1.96	61	85
Santander Consumer Finance	27.1	27.4	10.13	10.35	5.12	4.64	108	89
Portugal	40.1	39.9	22.60	25.34	2.32	1.87	64	71

United Kingdom	38.4	42.1	29.01	28.76	1.87	1.25	40	56

Latin America	37.3	37.7	20.36	23.40	4.18	3.27	107	107

o/w: Brazil	36.4	38.2	20.76	24.68	5.04	3.86	100	107
Mexico	36.5	33.3	19.87	16.20	1.86	2.80	268	128
Chile	33.9	31.9	23.64	25.16	3.36	3.05	99	95

Sovereign	44.0	74.5	11.61		5.14	3.98	64	66

Operating areas	37.1	38.6	20.86	21.63	3.32	2.45	75	81

Total Group	41.5	43.0	12.94	13.25	3.34	2.49	74	80

(1)	With amortisations

*
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of March 2010 stood at 3.61% (2.35% in March 2009) and NPL coverage was 66% (78% in March 2009)

	Employees		Branches
	31.03.10	31.03.09	31.03.10	31.03.09
Operating means
Continental Europe	50,206	51,186	5,875	6,062

o/w: Santander Branch Network	18,761	19,035	2,935	2,933
Banesto	9,738	10,283	1,772	1,888
Santander Consumer Finance	9,931	9,929	313	378
Portugal	6,238	6,567	763	770

United Kingdom	22,836	23,495	1,328	1,328

Latin America*	86,576	94,633	5,757	6,056

o/w: Brazil	51,429	52,088	3,587	3,601
Mexico	12,437	13,635	1,095	1,106
Chile	11,753	12,059	498	501

Sovereign	8,503	10,175	722	750

Operating areas	168,121	179,489	13,682	14,196

Corporate Activities	1,803	1,677

Total Group	169,924	181,166	13,682	14,196

(*).-	In July 2009, sale of Banco de Venezuela (5,600 employees; 285 branches)

Operating areas
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	7,728	6,676	1,052	15.8

Net fees	2,328	2,151	177	8.2
Gains (losses) on financial transactions	779	749	30	4.0
Other operating income*	54	140	(86)	(61.7)

Gross income	10,889	9,717	1,172	12.1

Operating expenses	(4,036)	(3,746)	(289)	7.7
General administrative expenses	(3,623)	(3,402)	(221)	6.5
Personnel	(2,090)	(1,972)	(119)	6.0
Other general administrative expenses	(1,533)	(1,430)	(103)	7.2
Depreciation and amortisation	(412)	(344)	(68)	19.7

Net operating income	6,853	5,970	883	14.8

Net loan-loss provisions	(2,398)	(2,211)	(187)	8.5
Other income	(297)	(176)	(120)	68.3

Profit before taxes	4,158	3,583	575	16.1

Tax on profit	(1,007)	(965)	(41)	4.3

Profit from continuing operations	3,151	2,617	534	20.4

Net profit from discontinued operations	(2)	67	(68)	—

Consolidated profit	3,150	2,684	466	17.4

Minority interests	213	103	110	106.8

Attributable profit to the Group	2,937	2,581	356	13.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount		%
Balance sheet
Customer loans**	681,956	685,236	(3,281)		(0.5)
Trading portfolio (w/o loans)	133,509	143,013	(9,505)		(6.6)
Available-for-sale financial assets	65,120	43,762	21,358		48.8
Due from credit institutions**	138,519	131,335	7,184		5.5
Intangible assets and property and equipment	10,958	9,638	1,320		13.7
Other assets	91,977	84,649	7,328		8.7

Total assets/liabilities & shareholders’ equity	1,122,039	1,097,633	24,405		2.2

Customer deposits**	526,831	474,267	52,564		11.1
Marketable debt securities**	130,648	130,084	564		0.4
Subordinated debt**	18,693	16,491	2,202		13.4
Insurance liabilities	13,905	18,849	(4,944)		(26.2)
Due to credit institutions**	193,964	193,782	183		0.1
Other liabilities	179,292	211,585	(32,292)		(15.3)
Shareholders’ equity***	58,705	52,576	6,128		11.7

Other customer funds under management	149,206	129,265	19,941		15.4

Mutual funds	110,797	89,116	21,681		24.3
Pension funds	11,215	10,567	648		6.1
Managed portfolios	19,693	16,612	3,081		18.5
Savings-insurance policies	7,501	12,970	(5,469)		(42.2)

Customer funds under management	825,378	750,106	75,272		10.0

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	20.86	21.63	(0.77	p.)
Efficiency ratio (with amortisations)	37.1	38.6	(1.5	p.)
NPL ratio	3.32	2.45	0.87	p.
NPL coverage	75	81	(6	p.)
Number of employees (direct & indirect)	168,121	179,489	(11,368)		(6.3)
Number of branches	13,682	14,196	(514)		(3.6)

Operating areas
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	6,676	7,204	7,302	7,326	7,728

Net fees	2,151	2,375	2,302	2,257	2,328
Gains (losses) on financial transactions	749	683	783	577	779
Other operating income*	140	102	86	94	54

Gross income	9,717	10,364	10,474	10,254	10,889

Operating expenses	(3,746)	(3,876)	(3,917)	(4,072)	(4,036)
General administrative expenses	(3,402)	(3,507)	(3,538)	(3,682)	(3,623)
Personnel	(1,972)	(2,031)	(2,030)	(2,110)	(2,090)
Other general administrative expenses	(1,430)	(1,475)	(1,508)	(1,572)	(1,533)
Depreciation and amortisation	(344)	(369)	(379)	(390)	(412)

Net operating income	5,970	6,488	6,556	6,182	6,853

Net loan-loss provisions	(2,211)	(2,426)	(2,536)	(2,360)	(2,398)
Other income	(176)	(240)	(264)	(184)	(297)

Profit before taxes	3,583	3,821	3,757	3,638	4,158

Tax on profit	(965)	(915)	(959)	(918)	(1,007)

Profit from continuing operations	2,617	2,907	2,798	2,719	3,151

Net profit from discontinued operations	67	(6)	(4)	(11)	(2)

Consolidated profit	2,684	2,901	2,794	2,708	3,150

Minority interests	103	112	106	200	213

Attributable profit to the Group	2,581	2,789	2,688	2,508	2,937

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	685,236	693,092	668,426	682,245	681,956
Trading portfolio (w/o loans)	143,013	128,326	118,826	114,694	133,509
Available-for-sale financial assets	43,762	47,771	55,735	59,751	65,120
Due from credit institutions**	131,335	141,277	127,489	141,916	138,519
Intangible assets and property and equipment	9,638	9,821	9,818	10,795	10,958
Other assets	84,649	95,065	83,099	88,150	91,977

Total assets/liabilities & shareholders’ equity	1,097,633	1,115,351	1,063,394	1,097,551	1,122,039

Customer deposits**	474,267	482,553	470,182	503,761	526,831
Marketable debt securities**	130,084	128,189	127,534	128,869	130,648
Subordinated debt**	16,491	18,224	17,630	17,673	18,693
Insurance liabilities	18,849	20,427	22,325	16,916	13,905
Due to credit institutions**	193,782	209,032	196,819	208,889	193,964
Other liabilities	211,585	206,639	177,992	168,995	179,292
Shareholders’ equity***	52,576	50,287	50,911	52,448	58,705

Other customer funds under management	129,265	137,509	144,298	144,313	149,206

Mutual funds	89,116	94,630	100,265	105,216	110,797
Pension funds	10,567	10,706	11,081	11,310	11,215
Managed portfolios	16,612	17,950	17,426	18,364	19,693
Savings-insurance policies	12,970	14,223	15,526	9,422	7,501

Customer funds under management	750,106	766,475	759,645	794,615	825,378

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	2.45	2.80	3.06	3.21	3.32
NPL coverage	81	74	74	76	75

Continental Europe
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	2,855	2,902	(47)	(1.6)

Net fees	959	955	4	0.4
Gains (losses) on financial transactions	310	121	190	157.4
Other operating income*	61	92	(31)	(33.4)

Gross income	4,186	4,071	116	2.8

Operating expenses	(1,487)	(1,466)	(21)	1.4
General administrative expenses	(1,340)	(1,327)	(12)	0.9
Personnel	(832)	(835)	3	(0.3)
Other general administrative expenses	(507)	(492)	(15)	3.0
Depreciation and amortisation	(148)	(139)	(9)	6.5

Net operating income	2,699	2,605	95	3.6

Net loan-loss provisions	(765)	(773)	8	(1.1)
Other income	(26)	(6)	(20)	348.2

Profit before taxes	1,908	1,825	83	4.5

Tax on profit	(511)	(480)	(32)	6.6

Profit from continuing operations	1,397	1,346	51	3.8

Net profit from discontinued operations	(2)	(18)	16	(91.4)

Consolidated profit	1,395	1,328	67	5.1

Minority interests	27	26	0	0.8

Attributable profit to the Group	1,369	1,302	67	5.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount		%
Balance sheet
Customer loans**	321,030	331,184	(10,154)		(3.1)
Trading portfolio (w/o loans)	59,666	68,294	(8,629)		(12.6)
Available-for-sale financial assets	25,854	15,997	9,858		61.6
Due from credit institutions**	84,462	75,531	8,931		11.8
Intangible assets and property and equipment	5,018	4,610	408		8.8
Other assets	23,290	19,067	4,223		22.1

Total assets/liabilities & shareholders’ equity	519,319	514,682	4,637		0.9

Customer deposits**	210,851	175,325	35,526		20.3
Marketable debt securities**	48,990	51,342	(2,352)		(4.6)
Subordinated debt**	2,014	1,715	300		17.5
Insurance liabilities	8,695	14,564	(5,869)		(40.3)
Due to credit institutions**	111,894	95,692	16,202		16.9
Other liabilities	109,399	147,655	(38,255)		(25.9)
Shareholders’ equity***	27,476	28,391	(915)		(3.2)

Other customer funds under management	68,520	70,959	(2,438)		(3.4)

Mutual funds	44,429	43,790	639		1.5
Pension funds	11,215	10,567	648		6.1
Managed portfolios	5,515	3,925	1,590		40.5
Savings-insurance policies	7,362	12,677	(5,315)		(41.9)

Customer funds under management	330,376	299,340	31,036		10.4

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	20.07	19.71	0.36	p.
Efficiency ratio (with amortisations)	35.5	36.0	(0.5	p.)
NPL ratio	3.72	2.73	0.99	p.
NPL coverage	76	81	(5	p.)
Number of employees (direct & indirect)	50,206	51,186	(980)		(1.9)
Number of branches	5,875	6,062	(187)		(3.1)

Continental Europe
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	2,902	2,932	2,875	2,747	2,855

Net fees	955	1,039	922	870	959
Gains (losses) on financial transactions	121	164	215	110	310
Other operating income*	92	105	58	108	61

Gross income	4,071	4,240	4,071	3,835	4,186

Operating expenses	(1,466)	(1,472)	(1,450)	(1,516)	(1,487)
General administrative expenses	(1,327)	(1,332)	(1,311)	(1,365)	(1,340)
Personnel	(835)	(828)	(816)	(827)	(832)
Other general administrative expenses	(492)	(504)	(495)	(538)	(507)
Depreciation and amortisation	(139)	(140)	(139)	(152)	(148)

Net operating income	2,605	2,769	2,620	2,319	2,699

Net loan-loss provisions	(773)	(821)	(783)	(734)	(765)
Other income	(6)	(18)	(75)	(53)	(26)

Profit before taxes	1,825	1,930	1,763	1,532	1,908

Tax on profit	(480)	(489)	(466)	(447)	(511)

Profit from continuing operations	1,346	1,440	1,297	1,085	1,397

Net profit from discontinued operations	(18)	(10)	(5)	(12)	(2)

Consolidated profit	1,328	1,431	1,292	1,073	1,395

Minority interests	26	27	23	16	27

Attributable profit to the Group	1,302	1,404	1,268	1,057	1,369

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	331,184	330,430	324,563	322,026	321,030
Trading portfolio (w/o loans)	68,294	60,724	51,655	50,764	59,666
Available-for-sale financial assets	15,997	18,303	19,205	20,132	25,854
Due from credit institutions**	75,531	81,561	74,737	90,530	84,462
Intangible assets and property and equipment	4,610	4,600	4,588	5,054	5,018
Other assets	19,067	21,750	24,022	21,955	23,290

Total assets/liabilities & shareholders’ equity	514,682	517,367	498,770	510,461	519,319

Customer deposits**	175,325	177,118	174,208	198,144	210,851
Marketable debt securities**	51,342	51,721	53,398	50,610	48,990
Subordinated debt**	1,715	2,066	2,026	2,079	2,014
Insurance liabilities	14,564	15,377	16,646	10,287	8,695
Due to credit institutions**	95,692	112,406	112,193	117,509	111,894
Other liabilities	147,655	131,719	113,482	105,366	109,399
Shareholders’ equity***	28,391	26,960	26,817	26,466	27,476

Other customer funds under management	70,959	72,807	75,607	70,289	68,520

Mutual funds	43,790	43,890	44,471	44,598	44,429
Pension funds	10,567	10,706	11,081	11,310	11,215
Managed portfolios	3,925	4,326	4,995	5,499	5,515
Savings-insurance policies	12,677	13,886	15,061	8,882	7,362

Customer funds under management	299,340	303,712	305,239	321,122	330,376

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	2.73	3.10	3.41	3.64	3.72
NPL coverage	81	75	71	77	76

Santander Branch Network
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	1,032	1,029	2	0.2

Net fees	290	308	(18)	(5.7)
Gains (losses) on financial transactions	31	44	(13)	(29.2)
Other operating income*	(8)	(3)	(4)	132.7

Gross income	1,345	1,378	(33)	(2.4)

Operating expenses	(516)	(521)	5	(1.0)
General administrative expenses	(476)	(482)	6	(1.2)
Personnel	(311)	(317)	6	(1.9)
Other general administrative expenses	(165)	(165)	0	(0.1)
Depreciation and amortisation	(40)	(39)	(1)	1.9

Net operating income	830	857	(27)	(3.2)

Net loan-loss provisions	(136)	(104)	(33)	31.5
Other income	(8)	(7)	(1)	18.1

Profit before taxes	685	747	(61)	(8.2)

Tax on profit	(185)	(202)	17	(8.2)

Profit from continuing operations	500	545	(45)	(8.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	500	545	(45)	(8.2)

Minority interests	0	0	(0)	(70.8)

Attributable profit to the Group	500	545	(45)	(8.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount		%
Balance sheet
Customer loans**	113,967	121,398	(7,431)		(6.1)
Trading portfolio (w/o loans)	—	—	—		—
Available-for-sale financial assets	—	—	—		—
Due from credit institutions**	31	36	(5)		(14.5)
Intangible assets and property and equipment	1,211	1,212	(1)		(0.1)
Other assets	638	644	(6)		(0.9)

Total assets/liabilities & shareholders’ equity	115,847	123,290	(7,443)		(6.0)

Customer deposits**	78,753	59,446	19,307		32.5
Marketable debt securities**	—	—	—		—
Subordinated debt**	—	—	—		—
Insurance liabilities	—	—	—		—
Due to credit institutions**	583	245	338		137.9
Other liabilities	29,387	55,973	(26,586)		(47.5)
Shareholders’ equity***	7,125	7,626	(502)		(6.6)

Other customer funds under management	28,841	36,760	(7,919)		(21.5)

Mutual funds	21,325	23,429	(2,104)		(9.0)
Pension funds	6,324	6,021	302		5.0
Managed portfolios	—	—	—		—
Savings-insurance policies	1,192	7,309	(6,117)		(83.7)

Customer funds under management	107,594	96,206	11,388		11.8

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	27.88	27.91	(0.03	p.)
Efficiency ratio (with amortisations)	38.3	37.8	0.5	p.
NPL ratio	4.65	3.14	1.51	p.
NPL coverage	59	61	(2	p.)
Number of employees (direct & indirect)	18,761	19,035	(274)		(1.4)
Number of branches	2,935	2,933	2		0.1

Santander Branch Network
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	1,029	1,031	1,001	984	1,032

Net fees	308	313	283	284	290
Gains (losses) on financial transactions	44	40	25	19	31
Other operating income*	(3)	(4)	(18)	(5)	(8)

Gross income	1,378	1,379	1,290	1,281	1,345

Operating expenses	(521)	(521)	(519)	(528)	(516)
General administrative expenses	(482)	(483)	(480)	(486)	(476)
Personnel	(317)	(313)	(310)	(296)	(311)
Other general administrative expenses	(165)	(169)	(170)	(190)	(165)
Depreciation and amortisation	(39)	(39)	(39)	(42)	(40)

Net operating income	857	858	771	754	830

Net loan-loss provisions	(104)	(138)	(122)	(117)	(136)
Other income	(7)	(6)	(6)	7	(8)

Profit before taxes	747	713	643	644	685

Tax on profit	(202)	(193)	(174)	(174)	(185)

Profit from continuing operations	545	521	469	470	500

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	545	521	469	470	500

Minority interests	0	0	0	0	0

Attributable profit to the Group	545	521	469	470	500

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	121,398	119,708	116,184	115,272	113,967
Trading portfolio (w/o loans)	—	—	—	—	—
Available-for-sale financial assets	—	—	—	—	—
Due from credit institutions**	36	28	30	21	31
Intangible assets and property and equipment	1,212	1,212	1,212	1,212	1,211
Other assets	644	588	601	553	638

Total assets/liabilities & shareholders’ equity	123,290	121,537	118,028	117,058	115,847

Customer deposits**	59,446	60,539	65,112	72,428	78,753
Marketable debt securities**	—	—	—	—	—
Subordinated debt**	—	—	—	—	—
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	245	247	304	386	583
Other liabilities	55,973	53,246	45,274	37,056	29,387
Shareholders’ equity***	7,626	7,506	7,338	7,188	7,125

Other customer funds under management	36,760	34,981	35,645	28,961	28,841

Mutual funds	23,429	21,704	21,572	21,660	21,325
Pension funds	6,021	6,108	6,295	6,203	6,324
Managed portfolios	—	—	—	—	—
Savings-insurance policies	7,309	7,169	7,778	1,098	1,192

Customer funds under management	96,206	95,520	100,756	101,388	107,594

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.14	3.50	3.86	4.38	4.65
NPL coverage	61	57	52	65	59

Spread	3.40	3.15	3.00	2.78	2.60
Spread loans	2.21	2.26	2.32	2.25	2.10
Spread deposits	1.19	0.89	0.68	0.53	0.50

Banesto
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	432	422	10	2.3

Net fees	156	154	3	1.8
Gains (losses) on financial transactions	43	47	(4)	(8.8)
Other operating income*	10	12	(2)	(17.0)

Gross income	641	635	6	1.0

Operating expenses	(257)	(258)	1	(0.2)
General administrative expenses	(225)	(226)	1	(0.5)
Personnel	(168)	(170)	2	(1.1)
Other general administrative expenses	(57)	(56)	(1)	1.3
Depreciation and amortisation	(32)	(31)	(1)	1.6

Net operating income	384	378	7	1.8

Net loan-loss provisions	(83)	(81)	(2)	2.3
Other income	9	13	(4)	(29.9)

Profit before taxes	310	309	1	0.4

Tax on profit	(85)	(85)	0	(0.1)

Profit from continuing operations	225	224	1	0.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	225	224	1	0.6

Minority interests	22	21	1	4.3

Attributable profit to the Group	203	203	0	0.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount		%
Balance sheet
Customer loans**	75,382	76,956	(1,574)		(2.0)
Trading portfolio (w/o loans)	7,977	6,737	1,239		18.4
Available-for-sale financial assets	9,097	8,283	815		9.8
Due from credit institutions**	21,756	17,775	3,981		22.4
Intangible assets and property and equipment	1,406	1,380	27		1.9
Other assets	8,182	7,108	1,074		15.1

Total assets/liabilities & shareholders’ equity	123,800	118,239	5,561		4.7

Customer deposits**	59,037	57,399	1,638		2.9
Marketable debt securities**	28,087	27,739	348		1.3
Subordinated debt**	1,331	1,019	312		30.6
Insurance liabilities	—	—	—		—
Due to credit institutions**	18,162	15,844	2,318		14.6
Other liabilities	12,707	11,938	769		6.4
Shareholders’ equity***	4,475	4,299	177		4.1

Other customer funds under management	10,809	9,936	872		8.8

Mutual funds	7,106	6,854	253		3.7
Pension funds	1,405	1,354	51		3.8
Managed portfolios	93	91	1		1.5
Savings-insurance policies	2,205	1,638	567		34.6

Customer funds under management	99,264	96,094	3,170		3.3

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	18.17	18.89	(0.72	p.)
Efficiency ratio (with amortisations)	40.1	40.5	(0.4	p.)
NPL ratio	3.13	1.96	1.17	p.
NPL coverage	61	85	(24	p.)
Number of employees (direct & indirect)	9,738	10,283	(545)		(5.3)
Number of branches	1,772	1,888	(116)		(6.1)

Banesto
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	422	445	450	429	432

Net fees	154	148	151	154	156
Gains (losses) on financial transactions	47	39	42	36	43
Other operating income*	12	26	11	15	10

Gross income	635	659	654	634	641

Operating expenses	(258)	(259)	(260)	(256)	(257)
General administrative expenses	(226)	(227)	(229)	(227)	(225)
Personnel	(170)	(172)	(173)	(167)	(168)
Other general administrative expenses	(56)	(55)	(56)	(60)	(57)
Depreciation and amortisation	(31)	(32)	(31)	(29)	(32)

Net operating income	378	401	394	379	384

Net loan-loss provisions	(81)	(93)	(95)	(111)	(83)
Other income	13	10	(28)	(18)	9

Profit before taxes	309	318	272	250	310

Tax on profit	(85)	(82)	(71)	(96)	(85)

Profit from continuing operations	224	236	201	154	225

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	224	236	201	154	225

Minority interests	21	22	20	13	22

Attributable profit to the Group	203	213	181	141	203

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	76,956	76,992	73,427	75,449	75,382
Trading portfolio (w/o loans)	6,737	5,702	6,112	6,857	7,977
Available-for-sale financial assets	8,283	8,941	7,591	7,837	9,097
Due from credit institutions**	17,775	16,985	18,873	23,500	21,756
Intangible assets and property and equipment	1,380	1,408	1,409	1,424	1,406
Other assets	7,108	7,114	6,862	7,332	8,182

Total assets/liabilities & shareholders’ equity	118,239	117,141	114,274	122,399	123,800

Customer deposits**	57,399	58,009	54,114	55,580	59,037
Marketable debt securities**	27,739	29,337	29,466	29,893	28,087
Subordinated debt**	1,019	1,383	1,339	1,340	1,331
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	15,844	12,688	12,941	18,362	18,162
Other liabilities	11,938	11,412	12,098	12,892	12,707
Shareholders’ equity***	4,299	4,312	4,317	4,332	4,475

Other customer funds under management	9,936	10,270	10,689	11,035	10,809

Mutual funds	6,854	6,933	7,145	7,370	7,106
Pension funds	1,354	1,371	1,421	1,416	1,405
Managed portfolios	91	92	95	115	93
Savings-insurance policies	1,638	1,874	2,028	2,134	2,205

Customer funds under management	96,094	98,999	95,608	97,848	99,264

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	1.96	2.32	2.62	2.97	3.13
NPL coverage	85	73	70	64	61

Spread	2.69	2.51	2.27	2.28	2.20

Spread loans	1.90	1.94	1.96	1.99	2.02
Spread deposits	0.79	0.57	0.31	0.29	0.18

Santander Consumer Finance
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	852	784	68	8.7

Net fees	216	202	14	6.9
Gains (losses) on financial transactions	3	23	(20)	(86.2)
Other operating income*	7	16	(9)	(58.9)

Gross income	1,078	1,025	53	5.2

Operating expenses	(292)	(281)	(11)	3.9
General administrative expenses	(266)	(255)	(11)	4.4
Personnel	(137)	(129)	(8)	5.9
Other general administrative expenses	(129)	(125)	(4)	2.8
Depreciation and amortisation	(26)	(27)	0	(1.0)

Net operating income	786	744	42	5.7

Net loan-loss provisions	(498)	(501)	3	(0.6)
Other income	(15)	(2)	(13)	736.1

Profit before taxes	273	241	32	13.1

Tax on profit	(77)	(64)	(13)	21.0

Profit from continuing operations	195	177	18	10.3

Net profit from discontinued operations	(2)	(18)	16	(91.4)

Consolidated profit	194	159	34	21.6

Minority interests	4	5	(0)	(4.1)

Attributable profit to the Group	189	155	35	22.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount		%
Balance sheet
Customer loans**	58,198	57,584	614		1.1
Trading portfolio (w/o loans)	768	643	125		19.5
Available-for-sale financial assets	453	154	299		193.5
Due from credit institutions**	7,283	8,100	(817)		(10.1)
Intangible assets and property and equipment	842	904	(62)		(6.9)
Other assets	2,694	2,381	313		13.1

Total assets/liabilities & shareholders’ equity	70,237	69,766	471		0.7

Customer deposits**	23,114	15,917	7,197		45.2
Marketable debt securities**	6,872	11,839	(4,967)		(42.0)
Subordinated debt**	424	427	(3)		(0.7)
Insurance liabilities	—	—	—		—
Due to credit institutions**	28,814	32,058	(3,244)		(10.1)
Other liabilities	3,516	2,215	1,301		58.8
Shareholders’ equity***	7,498	7,310	187		2.6

Other customer funds under management	24	24	—		—

Mutual funds	19	19	—		—
Pension funds	5	5	—		—
Managed portfolios	—	—	—		—
Savings-insurance policies	—	—	—		—

Customer funds under management	30,433	28,207	2,226		7.9

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	10.13	10.35	(0.22	p.)
Efficiency ratio (with amortisations)	27.1	27.4	(0.3	p.)
NPL ratio	5.12	4.64	0.48	p.
NPL coverage	108	89	19	p.
Number of employees (direct & indirect)	9,931	9,929	2		0.0
Number of branches	313	378	(65)		(17.2)

Santander Consumer Finance
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	784	826	824	796	852

Net fees	202	217	223	213	216
Gains (losses) on financial transactions	23	(21)	(9)	(9)	3
Other operating income*	16	2	1	3	7

Gross income	1,025	1,024	1,039	1,003	1,078

Operating expenses	(281)	(271)	(273)	(294)	(292)
General administrative expenses	(255)	(249)	(246)	(266)	(266)
Personnel	(129)	(121)	(120)	(137)	(137)
Other general administrative expenses	(125)	(128)	(126)	(128)	(129)
Depreciation and amortisation	(27)	(22)	(27)	(28)	(26)

Net operating income	744	753	766	710	786

Net loan-loss provisions	(501)	(504)	(506)	(456)	(498)
Other income	(2)	(19)	(7)	(17)	(15)

Profit before taxes	241	229	253	237	273

Tax on profit	(64)	(68)	(72)	(70)	(77)

Profit from continuing operations	177	162	181	167	195

Net profit from discontinued operations	(18)	(10)	(5)	(12)	(2)

Consolidated profit	159	152	175	155	194

Minority interests	5	3	2	2	4

Attributable profit to the Group	155	149	173	153	189

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	57,584	56,354	56,097	56,869	58,198

Trading portfolio (w/o loans)	643	147	266	1,152	768
Available-for-sale financial assets	154	173	170	481	453
Due from credit institutions**	8,100	8,460	7,963	6,838	7,283
Intangible assets and property and equipment	904	880	856	852	842
Other assets	2,381	2,689	3,099	2,803	2,694

Total assets/liabilities & shareholders’ equity	69,766	68,702	68,452	68,994	70,237

Customer deposits**	15,917	16,458	16,898	22,355	23,114
Marketable debt securities**	11,839	11,168	11,102	7,395	6,872
Subordinated debt**	427	419	413	464	424
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	32,058	30,822	29,835	27,619	28,814
Other liabilities	2,215	2,465	2,821	3,707	3,516
Shareholders’ equity***	7,310	7,371	7,382	7,454	7,498

Other customer funds under management	24	24	24	24	24

Mutual funds	19	19	19	19	19
Pension funds	5	5	5	5	5
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—

Customer funds under management	28,207	28,068	28,437	30,238	30,433

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	4.64	5.14	5.46	5.39	5.12
NPL coverage	89	90	92	97	108

Spread loans	4.39	4.54	4.67	4.77	4.80

Portugal
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	188	207	(19)	(9.4)

Net fees	94	91	3	3.7
Gains (losses) on financial transactions	25	14	11	79.0
Other operating income*	14	16	(2)	(15.2)

Gross income	320	328	(8)	(2.3)

Operating expenses	(129)	(131)	2	(1.7)
General administrative expenses	(111)	(113)	2	(1.8)
Personnel	(77)	(78)	1	(1.1)
Other general administrative expenses	(34)	(35)	1	(3.5)
Depreciation and amortisation	(17)	(18)	0	(0.6)

Net operating income	192	197	(5)	(2.7)

Net loan-loss provisions	(16)	(12)	(3)	26.6
Other income	(8)	(6)	(1)	23.1

Profit before taxes	168	179	(10)	(5.7)

Tax on profit	(31)	(34)	3	(8.7)

Profit from continuing operations	137	144	(7)	(4.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	137	144	(7)	(4.9)

Minority interests	0	0	(0)	(11.3)

Attributable profit to the Group	137	144	(7)	(4.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount		%
Balance sheet
Customer loans**	32,317	32,414	(97)		(0.3)
Trading portfolio (w/o loans)	1,533	1,696	(164)		(9.7)
Available-for-sale financial assets	7,786	1,352	6,433		—
Due from credit institutions**	4,604	4,297	306		7.1
Intangible assets and property and equipment	487	483	4		0.9
Other assets	4,961	4,512	449		9.9

Total assets/liabilities & shareholders’ equity	51,687	44,755	6,932		15.5

Customer deposits**	16,609	15,332	1,277		8.3
Marketable debt securities**	12,413	9,571	2,841		29.7
Subordinated debt**	253	254	(0)		(0.2)
Insurance liabilities	3,187	4,175	(988)		(23.7)
Due to credit institutions**	15,626	11,557	4,069		35.2
Other liabilities	992	1,391	(400)		(28.7)
Shareholders’ equity***	2,607	2,475	132		5.3

Other customer funds under management	8,747	7,909	838		10.6

Mutual funds	4,158	2,748	1,410		51.3
Pension funds	1,389	1,294	94		7.3
Managed portfolios	127	138	(10)		(7.6)
Savings-insurance policies	3,073	3,730	(656)		(17.6)

Customer funds under management	38,022	33,066	4,956		15.0

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	22.60	25.34	(2.74	p.)
Efficiency ratio (with amortisations)	40.1	39.9	0.2	p.
NPL ratio	2.32	1.87	0.45	p.
NPL coverage	64	71	(7	p.)
Number of employees (direct & indirect)	6,238	6,567	(329)		(5.0)
Number of branches	763	770	(7)		(0.9)

Portugal
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	207	197	196	193	188

Net fees	91	80	88	85	94
Gains (losses) on financial transactions	14	26	24	17	25
Other operating income*	16	13	7	15	14

Gross income	328	315	316	310	320

Operating expenses	(131)	(133)	(141)	(139)	(129)
General administrative expenses	(113)	(115)	(123)	(118)	(111)
Personnel	(78)	(78)	(82)	(80)	(77)
Other general administrative expenses	(35)	(37)	(41)	(38)	(34)
Depreciation and amortisation	(18)	(18)	(18)	(21)	(17)

Net operating income	197	182	175	171	192

Net loan-loss provisions	(12)	(31)	(19)	(29)	(16)
Other income	(6)	12	(4)	7	(8)

Profit before taxes	179	163	153	149	168

Tax on profit	(34)	(21)	(25)	(30)	(31)

Profit from continuing operations	144	142	127	119	137

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	144	142	127	119	137

Minority interests	0	0	0	0	0

Attributable profit to the Group	144	141	127	119	137

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	32,414	32,420	32,875	32,294	32,317
Trading portfolio (w/o loans)	1,696	1,388	1,477	1,286	1,533
Available-for-sale financial assets	1,352	1,935	3,331	3,867	7,786
Due from credit institutions**	4,297	5,424	4,665	5,630	4,604
Intangible assets and property and equipment	483	470	478	486	487
Other assets	4,512	4,761	4,606	4,867	4,961

Total assets/liabilities & shareholders’ equity	44,755	46,398	47,432	48,430	51,687

Customer deposits**	15,332	15,708	14,727	14,946	16,609
Marketable debt securities**	9,571	9,253	10,983	11,677	12,413
Subordinated debt**	254	263	270	254	253
Insurance liabilities	4,175	4,397	4,706	4,794	3,187
Due to credit institutions**	11,557	13,437	13,153	13,672	15,626
Other liabilities	1,391	1,403	1,608	1,326	992
Shareholders’ equity***	2,475	1,936	1,987	1,762	2,607

Other customer funds under management	7,909	9,022	10,034	10,191	8,747

Mutual funds	2,748	3,271	3,825	3,982	4,158
Pension funds	1,294	1,294	1,328	1,398	1,389
Managed portfolios	138	152	264	122	127
Savings-insurance policies	3,730	4,306	4,618	4,689	3,073

Customer funds under management	33,066	34,247	36,013	37,068	38,022

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	1.87	2.13	2.04	2.27	2.32
NPL coverage	71	65	68	65	64

Spread (Retail Banking)	2.35	2.15	2.12	1.95	1.85

Spread loans	1.61	1.70	1.72	1.73	1.76
Spread deposits	0.74	0.45	0.40	0.22	0.09

United Kingdom
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	1,081	908	173	19.0

Net fees	228	235	(7)	(2.9)
Gains (losses) on financial transactions	133	156	(23)	(14.5)
Other operating income*	6	7	(1)	(17.9)

Gross income	1,448	1,306	142	10.9

Operating expenses	(557)	(550)	(6)	1.2
General administrative expenses	(485)	(498)	13	(2.6)
Personnel	(288)	(288)	0	(0.1)
Other general administrative expenses	(197)	(210)	13	(6.1)
Depreciation and amortisation	(71)	(52)	(19)	37.4

Net operating income	892	756	136	18.0

Net loan-loss provisions	(230)	(208)	(21)	10.2
Other income	(5)	1	(6)	—

Profit before taxes	657	548	109	19.9

Tax on profit	(178)	(139)	(39)	27.9

Profit from continuing operations	480	409	71	17.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	480	409	71	17.2

Minority interests	0	—	0	—

Attributable profit to the Group	480	409	71	17.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount		%
Balance sheet
Customer loans**	220,335	212,624	7,711		3.6
Trading portfolio (w/o loans)	46,078	50,250	(4,173)		(8.3)
Available-for-sale financial assets	907	840	67		8.0
Due from credit institutions**	33,147	28,889	4,258		14.7
Intangible assets and property and equipment	1,374	1,227	147		12.0
Other assets	22,980	26,359	(3,379)		(12.8)

Total assets/liabilities & shareholders’ equity	324,821	320,190	4,631		1.4

Customer deposits**	168,649	148,338	20,311		13.7
Marketable debt securities**	60,458	57,854	2,604		4.5
Subordinated debt**	8,703	8,800	(97)		(1.1)
Insurance liabilities	2	2	(0)		(15.3)
Due to credit institutions**	51,010	62,952	(11,942)		(19.0)
Other liabilities	29,242	36,581	(7,339)		(20.1)
Shareholders’ equity***	6,756	5,662	1,095		19.3

Other customer funds under management	11,923	7,461	4,461		59.8

Mutual funds	11,923	7,461	4,461		59.8
Pension funds	—	—	—		—
Managed portfolios	—	—	—		—
Savings-insurance policies	—	—	—		—

Customer funds under management	249,733	222,454	27,279		12.3

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	29.01	28.76	0.25	p.
Efficiency ratio (with amortisations)	38.4	42.1	(3.7	p.)
NPL ratio	1.87	1.25	0.62	p.
NPL coverage	40	56	(16	p.)
Number of employees (direct & indirect)	22,836	23,495	(659)		(2.8)
Number of branches	1,328	1,328	—		—

United Kingdom
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	908	1,004	1,019	1,002	1,081

Net fees	235	244	280	235	228
Gains (losses) on financial transactions	156	158	100	93	133
Other operating income*	7	6	9	5	6

Gross income	1,306	1,412	1,408	1,334	1,448

Operating expenses	(550)	(565)	(564)	(550)	(557)
General administrative expenses	(498)	(503)	(502)	(493)	(485)
Personnel	(288)	(288)	(297)	(296)	(288)
Other general administrative expenses	(210)	(214)	(205)	(197)	(197)
Depreciation and amortisation	(52)	(62)	(62)	(57)	(71)

Net operating income	756	847	844	784	892

Net loan-loss provisions	(208)	(200)	(246)	(226)	(230)
Other income	1	(0)	(3)	20	(5)

Profit before taxes	548	647	594	578	657

Tax on profit	(139)	(171)	(165)	(166)	(178)

Profit from continuing operations	409	475	430	412	480

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	409	475	430	412	480

Minority interests	—	—	0	0	0

Attributable profit to the Group	409	475	430	412	480

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	212,624	227,793	215,569	227,713	220,335
Trading portfolio (w/o loans)	50,250	44,482	44,785	41,245	46,078
Available-for-sale financial assets	840	919	874	897	907
Due from credit institutions**	28,889	31,155	27,027	28,745	33,147
Intangible assets and property and equipment	1,227	1,387	1,317	1,424	1,374
Other assets	26,359	29,234	24,854	24,522	22,980

Total assets/liabilities & shareholders’ equity	320,190	334,970	314,427	324,546	324,821

Customer deposits**	148,338	162,882	159,094	166,607	168,649
Marketable debt securities**	57,854	57,104	56,592	58,611	60,458
Subordinated debt**	8,800	9,144	8,569	8,577	8,703
Insurance liabilities	2	3	3	3	2
Due to credit institutions**	62,952	65,090	53,716	57,879	51,010
Other liabilities	36,581	34,593	30,820	26,946	29,242
Shareholders’ equity***	5,662	6,154	5,632	5,923	6,756

Other customer funds under management	7,461	9,060	9,821	10,937	11,923

Mutual funds	7,461	9,060	9,821	10,937	11,923
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—

Customer funds under management	222,454	238,190	234,077	244,731	249,733

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	1.25	1.54	1.65	1.71	1.87
NPL coverage	56	45	48	44	40

Spread (Retail Banking)	2.04	2.22	2.25	2.31	2.31

Spread loans	1.13	1.44	1.67	1.82	1.90
Spread deposits	0.91	0.78	0.58	0.49	0.41

United Kingdom
Million pound sterling

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	960	825	135	16.3

Net fees	202	213	(11)	(5.1)
Gains (losses) on financial transactions	118	141	(23)	(16.5)
Other operating income*	5	6	(1)	(19.7)

Gross income	1,285	1,186	99	8.4

Operating expenses	(494)	(500)	6	(1.2)
General administrative expenses	(431)	(453)	22	(4.9)
Personnel	(256)	(262)	6	(2.4)
Other general administrative expenses	(175)	(191)	16	(8.3)
Depreciation and amortisation	(63)	(47)	(16)	34.2

Net operating income	791	686	105	15.3

Net loan-loss provisions	(204)	(189)	(14)	7.6
Other income	(4)	1	(5)	—

Profit before taxes	583	498	86	17.2

Tax on profit	(158)	(126)	(31)	25.0

Profit from continuing operations	426	372	54	14.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	426	372	54	14.6

Minority interests	0	—	0	—

Attributable profit to the Group	426	372	54	14.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount	%
Balance sheet
Customer loans**	196,054	197,911	(1,857)	(0.9)
Trading portfolio (w/o loans)	41,000	46,773	(5,773)	(12.3)
Available-for-sale financial assets	807	782	25	3.2
Due from credit institutions**	29,494	26,890	2,605	9.7
Intangible assets and property and equipment	1,222	1,142	80	7.0
Other assets	20,448	24,535	(4,087)	(16.7)

Total assets/liabilities & shareholders’ equity	289,026	298,033	(9,007)	(3.0)

Customer deposits**	150,064	138,073	11,991	8.7
Marketable debt securities**	53,796	53,851	(55)	(0.1)
Subordinated debt**	7,744	8,191	(448)	(5.5)
Insurance liabilities	2	2	(0)	(19.0)
Due to credit institutions**	45,389	58,596	(13,207)	(22.5)
Other liabilities	26,019	34,049	(8,030)	(23.6)
Shareholders’ equity***	6,012	5,270	742	14.1

Other customer funds under management	10,609	6,945	3,664	52.8

Mutual funds	10,609	6,945	3,664	52.8
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	222,213	207,060	15,153	7.3

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

United Kingdom
Million pound sterling

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	825	883	888	905	960

Net fees	213	214	244	212	202
Gains (losses) on financial transactions	141	139	86	85	118
Other operating income*	6	6	8	5	5

Gross income	1,186	1,242	1,226	1,206	1,285

Operating expenses	(500)	(496)	(491)	(497)	(494)
General administrative expenses	(453)	(442)	(437)	(446)	(431)
Personnel	(262)	(253)	(258)	(267)	(256)
Other general administrative expenses	(191)	(188)	(179)	(178)	(175)
Depreciation and amortisation	(47)	(55)	(54)	(52)	(63)

Net operating income	686	745	735	709	791

Net loan-loss provisions	(189)	(176)	(215)	(204)	(204)
Other income	1	(0)	(3)	18	(4)

Profit before taxes	498	570	517	522	583

Tax on profit	(126)	(151)	(143)	(150)	(158)

Profit from continuing operations	372	419	374	372	426

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	372	419	374	372	426

Minority interests	—	—	0	0	0

Attributable profit to the Group	372	419	374	372	426

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	197,911	194,103	196,017	202,232	196,054
Trading portfolio (w/o loans)	46,773	37,903	40,723	36,630	41,000
Available-for-sale financial assets	782	783	795	797	807
Due from credit institutions**	26,890	26,547	24,575	25,528	29,494
Intangible assets and property and equipment	1,142	1,182	1,198	1,265	1,222
Other assets	24,535	24,910	22,600	21,778	20,448

Total assets/liabilities & shareholders’ equity	298,033	285,428	285,908	288,229	289,026

Customer deposits**	138,073	138,792	144,665	147,964	150,064
Marketable debt securities**	53,851	48,658	51,459	52,052	53,796
Subordinated debt**	8,191	7,792	7,792	7,617	7,744
Insurance liabilities	2	2	2	2	2
Due to credit institutions**	58,596	55,463	48,844	51,403	45,389
Other liabilities	34,049	29,477	28,025	23,931	26,019
Shareholders’ equity***	5,270	5,244	5,121	5,261	6,012

Other customer funds under management	6,945	7,720	8,930	9,713	10,609

Mutual funds	6,945	7,720	8,930	9,713	10,609
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—

Customer funds under management	207,060	202,962	212,846	217,346	222,213

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	3,379	2,662	716	26.9

Net fees	1,045	891	153	17.2
Gains (losses) on financial transactions	330	483	(153)	(31.7)
Other operating income*	3	47	(44)	(93.8)

Gross income	4,756	4,083	673	16.5

Operating expenses	(1,773)	(1,539)	(234)	15.2
General administrative expenses	(1,606)	(1,407)	(199)	14.1
Personnel	(862)	(744)	(119)	16.0
Other general administrative expenses	(743)	(664)	(80)	12.0
Depreciation and amortisation	(167)	(132)	(35)	26.6

Net operating income	2,983	2,545	439	17.3

Net loan-loss provisions	(1,237)	(1,136)	(101)	8.9
Other income	(257)	(170)	(87)	50.9

Profit before taxes	1,489	1,238	251	20.3

Tax on profit	(283)	(357)	73	(20.5)

Profit from continuing operations	1,206	882	324	36.7

Net profit from discontinued operations	—	84	(84)	(100.0)

Consolidated profit	1,206	966	240	24.8

Minority interests	186	77	110	143.3

Attributable profit to the Group	1,019	890	130	14.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount		%
Balance sheet
Customer loans**	102,150	99,963	2,187		2.2
Trading portfolio (w/o loans)	27,574	24,122	3,452		14.3
Available-for-sale financial assets	27,601	20,394	7,206		35.3
Due from credit institutions**	20,595	26,631	(6,037)		(22.7)
Intangible assets and property and equipment	4,129	3,212	918		28.6
Other assets	42,463	31,303	11,160		35.7

Total assets/liabilities & shareholders’ equity	224,512	205,625	18,887		9.2

Customer deposits**	115,979	112,495	3,484		3.1
Marketable debt securities**	8,547	8,738	(191)		(2.2)
Subordinated debt**	5,213	4,165	1,048		25.2
Insurance liabilities	5,208	4,283	925		21.6
Due to credit institutions**	29,622	33,274	(3,652)		(11.0)
Other liabilities	38,379	25,906	12,473		48.1
Shareholders’ equity***	21,563	16,764	4,799		28.6

Other customer funds under management	68,533	50,255	18,278		36.4

Mutual funds	54,446	37,865	16,581		43.8
Pension funds	—	—	—		—
Managed portfolios	13,948	12,097	1,851		15.3
Savings-insurance policies	140	293	(154)		(52.3)

Customer funds under management	198,272	175,653	22,619		12.9

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	20.36	23.40	(3.04	p.)
Efficiency ratio (with amortisations)	37.3	37.7	(0.4	p.)
NPL ratio	4.18	3.27	0.91	p.
NPL coverage	107	107	(0	p.)
Number of employees (direct & indirect)	86,576	94,633	(8,057)		(8.5)
Number of branches	5,757	6,056	(299)		(4.9)

Latin America
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	2,662	2,962	3,110	3,224	3,379

Net fees	891	983	997	1,055	1,045
Gains (losses) on financial transactions	483	322	451	408	330
Other operating income*	47	43	42	(10)	3

Gross income	4,083	4,309	4,599	4,677	4,756

Operating expenses	(1,539)	(1,595)	(1,676)	(1,787)	(1,773)
General administrative expenses	(1,407)	(1,459)	(1,528)	(1,637)	(1,606)
Personnel	(744)	(787)	(801)	(878)	(862)
Other general administrative expenses	(664)	(672)	(727)	(759)	(743)
Depreciation and amortisation	(132)	(135)	(148)	(150)	(167)

Net operating income	2,545	2,714	2,923	2,890	2,983

Net loan-loss provisions	(1,136)	(1,228)	(1,351)	(1,255)	(1,237)
Other income	(170)	(222)	(168)	(112)	(257)

Profit before taxes	1,238	1,264	1,403	1,522	1,489

Tax on profit	(357)	(266)	(330)	(304)	(283)

Profit from continuing operations	882	998	1,073	1,219	1,206

Net profit from discontinued operations	84	3	1	1	—

Consolidated profit	966	1,001	1,074	1,220	1,206

Minority interests	77	85	83	184	186

Attributable profit to the Group	890	917	992	1,035	1,019

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	99,963	97,305	93,885	97,901	102,150
Trading portfolio (w/o loans)	24,122	22,916	22,182	22,521	27,574
Available-for-sale financial assets	20,394	20,941	26,557	29,154	27,601
Due from credit institutions**	26,631	28,139	24,958	22,146	20,595
Intangible assets and property and equipment	3,212	3,323	3,514	3,926	4,129
Other assets	31,303	38,635	31,313	38,105	42,463

Total assets/liabilities & shareholders’ equity	205,625	211,258	202,409	213,753	224,512

Customer deposits**	112,495	107,619	105,246	108,122	115,979
Marketable debt securities**	8,738	9,073	7,804	8,411	8,547
Subordinated debt**	4,165	4,497	4,669	4,888	5,213
Insurance liabilities	4,283	5,047	5,676	6,627	5,208
Due to credit institutions**	33,274	30,134	30,393	32,765	29,622
Other liabilities	25,906	38,788	32,304	34,994	38,379
Shareholders’ equity***	16,764	16,101	16,316	17,946	21,563

Other customer funds under management	50,255	55,104	58,423	62,759	68,533

Mutual funds	37,865	41,681	45,973	49,681	54,446
Pension funds	—	—	—	—	—
Managed portfolios	12,097	13,086	11,984	12,538	13,948
Savings-insurance policies	293	338	465	540	140

Customer funds under management	175,653	176,293	176,142	184,181	198,272

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	3.27	3.97	4.20	4.25	4.18
NPL coverage	107	97	103	105	107

Latin America
Million dollars

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	4,669	3,467	1,203	34.7

Net fees	1,444	1,160	283	24.4
Gains (losses) on financial transactions	455	628	(173)	(27.5)
Other operating income*	4	62	(57)	(93.5)

Gross income	6,573	5,317	1,256	23.6

Operating expenses	(2,450)	(2,004)	(446)	22.2
General administrative expenses	(2,219)	(1,832)	(387)	21.1
Personnel	(1,192)	(968)	(224)	23.1
Other general administrative expenses	(1,027)	(864)	(163)	18.9
Depreciation and amortisation	(230)	(171)	(59)	34.4

Net operating income	4,123	3,313	810	24.4

Net loan-loss provisions	(1,710)	(1,479)	(231)	15.6
Other income	(355)	(222)	(134)	60.2

Profit before taxes	2,058	1,612	446	27.6

Tax on profit	(392)	(464)	73	(15.7)

Profit from continuing operations	1,666	1,148	518	45.1

Net profit from discontinued operations	—	110	(110)	(100.0)

Consolidated profit	1,666	1,258	408	32.5

Minority interests	258	100	158	158.3

Attributable profit to the Group	1,409	1,158	250	21.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount	%
Balance sheet
Customer loans**	137,688	133,030	4,658	3.5
Trading portfolio (w/o loans)	37,167	32,102	5,065	15.8
Available-for-sale financial assets	37,203	27,141	10,062	37.1
Due from credit institutions**	27,759	35,441	(7,682)	(21.7)
Intangible assets and property and equipment	5,566	4,274	1,292	30.2
Other assets	57,236	41,658	15,578	37.4

Total assets/liabilities & shareholders’ equity	302,619	273,646	28,974	10.6

Customer deposits**	156,328	149,708	6,619	4.4
Marketable debt securities**	11,521	11,629	(108)	(0.9)
Subordinated debt**	7,026	5,542	1,484	26.8
Insurance liabilities	7,020	5,700	1,321	23.2
Due to credit institutions**	39,928	44,281	(4,354)	(9.8)
Other liabilities	51,731	34,475	17,256	50.1
Shareholders’ equity***	29,065	22,310	6,756	30.3

Other customer funds under management	92,376	66,880	25,497	38.1

Mutual funds	73,387	50,390	22,997	45.6
Pension funds	—	—	—	—
Managed portfolios	18,800	16,099	2,702	16.8
Savings-insurance policies	189	391	(202)	(51.7)

Customer funds under management	267,251	233,759	33,492	14.3

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	3,467	4,022	4,423	4,718	4,669

Net fees	1,160	1,335	1,420	1,544	1,444
Gains (losses) on financial transactions	628	443	641	602	455
Other operating income*	62	58	60	(11)	4

Gross income	5,317	5,857	6,544	6,852	6,573

Operating expenses	(2,004)	(2,168)	(2,388)	(2,615)	(2,450)
General administrative expenses	(1,832)	(1,984)	(2,177)	(2,394)	(2,219)
Personnel	(968)	(1,070)	(1,142)	(1,284)	(1,192)
Other general administrative expenses	(864)	(914)	(1,035)	(1,110)	(1,027)
Depreciation and amortisation	(171)	(184)	(211)	(220)	(230)

Net operating income	3,313	3,689	4,156	4,237	4,123

Net loan-loss provisions	(1,479)	(1,669)	(1,919)	(1,845)	(1,710)
Other income	(222)	(301)	(242)	(171)	(355)

Profit before taxes	1,612	1,719	1,995	2,222	2,058

Tax on profit	(464)	(365)	(471)	(448)	(392)

Profit from continuing operations	1,148	1,354	1,524	1,774	1,666

Net profit from discontinued operations	110	7	5	3	—

Consolidated profit	1,258	1,361	1,529	1,777	1,666

Minority interests	100	115	118	262	258

Attributable profit to the Group	1,158	1,247	1,411	1,515	1,409

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	133,030	137,530	137,475	141,037	137,688
Trading portfolio (w/o loans)	32,102	32,390	32,482	32,444	37,167
Available-for-sale financial assets	27,141	29,597	38,887	41,999	37,203
Due from credit institutions**	35,441	39,772	36,546	31,904	27,759
Intangible assets and property and equipment	4,274	4,696	5,145	5,656	5,566
Other assets	41,658	54,607	45,851	54,893	57,236

Total assets/liabilities & shareholders’ equity	273,646	298,593	296,387	307,932	302,619

Customer deposits**	149,708	152,109	154,112	155,760	156,328
Marketable debt securities**	11,629	12,824	11,427	12,117	11,521
Subordinated debt**	5,542	6,356	6,837	7,042	7,026
Insurance liabilities	5,700	7,133	8,312	9,547	7,020
Due to credit institutions**	44,281	42,591	44,505	47,201	39,928
Other liabilities	34,475	54,823	47,302	50,412	51,731
Shareholders’ equity***	22,310	22,757	23,892	25,853	29,065

Other customer funds under management	66,880	77,884	85,549	90,411	92,376

Mutual funds	50,390	58,911	67,319	71,571	73,387
Pension funds	—	—	—	—	—
Managed portfolios	16,099	18,496	17,549	18,062	18,800
Savings-insurance policies	391	477	681	778	189

Customer funds under management	233,759	249,173	257,925	265,331	267,251

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America. Results
Million euros

	Gross income		Net operating income		Attributable profit to the Group
	Q1 ’10	Var. (%)	Q1 ’10	Var. (%)	Q1 ’10	Var. (%)

Brazil	3,238	27.3	2,060	30.9	603	38.2
Mexico	579	(3.9)	368	(8.5)	146	31.8
Chile	478	7.3	316	4.1	134	14.7
Puerto Rico	88	3.1	48	19.2	8	(7.9)
Colombia	40	(12.6)	15	(36.6)	11	19.7
Argentina	191	2.0	112	(4.5)	66	14.8
Uruguay	44	47.4	21	113.5	14	85.4
Rest	36	(36.8)	12	(52.4)	5	(95.0)

Subtotal	4,695	17.4	2,951	18.3	988	16.3

Santander Private Banking	61	(28.6)	32	(36.3)	31	(21.4)

Total	4,756	16.5	2,983	17.3	1,019	14.6

Latin America. Results
Million dollars

	Gross income		Net operating income		Attributable profit to the Group
	Q1 ’10	Var. (%)	Q1 ’10	Var. (%)	Q1 ’10	Var. (%)

Brazil	4,475	35.1	2,847	39.0	833	46.7
Mexico	801	2.0	509	(2.9)	202	39.9
Chile	661	13.9	437	10.5	186	21.7
Puerto Rico	122	9.5	66	26.5	12	(2.2)
Colombia	55	(7.3)	21	(32.7)	15	27.0
Argentina	264	8.2	154	1.4	91	21.9
Uruguay	60	56.4	29	126.6	20	96.8
Rest	50	(32.9)	16	(49.5)	7	(94.6)

Subtotal	6,488	24.6	4,079	25.6	1,366	23.4

Santander Private Banking	85	(24.2)	44	(32.4)	43	(16.6)

Total	6,573	23.6	4,123	24.4	1,409	21.6

Brazil
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	2,384	1,768	617	34.9

Net fees	671	535	136	25.4
Gains (losses) on financial transactions	179	197	(19)	(9.4)
Other operating income*	4	44	(39)	(89.7)

Gross income	3,238	2,544	695	27.3

Operating expenses	(1,178)	(970)	(208)	21.4
General administrative expenses	(1,070)	(890)	(181)	20.3
Personnel	(560)	(454)	(105)	23.2
Other general administrative expenses	(511)	(435)	(75)	17.3
Depreciation and amortisation	(108)	(81)	(27)	33.6

Net operating income	2,060	1,573	487	30.9

Net loan-loss provisions	(946)	(706)	(240)	34.0
Other income	(230)	(166)	(64)	38.8

Profit before taxes	884	701	182	26.0

Tax on profit	(175)	(260)	84	(32.4)

Profit from continuing operations	708	442	267	60.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	708	442	267	60.4

Minority interests	106	6	100	—

Attributable profit to the Group	603	436	167	38.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount		%
Balance sheet
Customer loans**	56,616	46,791	9,825		21.0
Trading portfolio (w/o loans)	9,823	8,328	1,495		18.0
Available-for-sale financial assets	15,911	9,925	5,986		60.3
Due from credit institutions**	9,387	13,933	(4,546)		(32.6)
Intangible assets and property and equipment	3,119	2,157	962		44.6
Other assets	28,918	16,771	12,148		72.4

Total assets/liabilities & shareholders’ equity	123,775	97,905	25,870		26.4

Customer deposits**	63,066	50,775	12,290		24.2
Marketable debt securities**	4,675	3,741	934		25.0
Subordinated debt**	4,099	3,060	1,038		33.9
Insurance liabilities	4,697	4,013	684		17.0
Due to credit institutions**	13,385	16,976	(3,591)		(21.2)
Other liabilities	21,223	11,521	9,702		84.2
Shareholders’ equity***	12,631	7,819	4,812		61.5

Other customer funds under management	40,968	26,577	14,391		54.2

Mutual funds	37,526	24,539	12,987		52.9
Pension funds	—	—	—		—
Managed portfolios	3,442	1,793	1,650		92.0
Savings-insurance policies	—	245	(245)		(100.0)

Customer funds under management	112,807	84,153	28,654		34.0

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	20.76	24.68	(3.92	p.)
Efficiency ratio (with amortisations)	36.4	38.2	(1.8	p.)
NPL ratio	5.04	3.86	1.18	p.
NPL coverage	100	107	(7	p.)
Number of employees (direct & indirect)	51,429	52,088	(659)		(1.3)
Number of branches	3,587	3,601	(14)		(0.4)

Brazil
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	1,768	1,988	2,166	2,293	2,384

Net fees	535	614	642	695	671
Gains (losses) on financial transactions	197	105	316	289	179
Other operating income*	44	33	35	(19)	4

Gross income	2,544	2,740	3,160	3,258	3,238

Operating expenses	(970)	(1,032)	(1,108)	(1,214)	(1,178)
General administrative expenses	(890)	(948)	(1,015)	(1,124)	(1,070)
Personnel	(454)	(492)	(512)	(582)	(560)
Other general administrative expenses	(435)	(456)	(503)	(542)	(511)
Depreciation and amortisation	(81)	(85)	(93)	(91)	(108)

Net operating income	1,573	1,708	2,052	2,043	2,060

Net loan-loss provisions	(706)	(795)	(1,035)	(987)	(946)
Other income	(166)	(219)	(154)	(120)	(230)

Profit before taxes	701	694	863	937	884

Tax on profit	(260)	(160)	(224)	(264)	(175)

Profit from continuing operations	442	534	639	673	708

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	442	534	639	673	708

Minority interests	6	9	11	95	106

Attributable profit to the Group	436	525	628	578	603

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	46,791	50,425	50,512	53,924	56,616
Trading portfolio (w/o loans)	8,328	7,314	7,800	8,070	9,823
Available-for-sale financial assets	9,925	12,581	17,186	18,882	15,911
Due from credit institutions**	13,933	16,166	14,535	11,360	9,387
Intangible assets and property and equipment	2,157	2,372	2,613	2,950	3,119
Other assets	16,771	19,657	20,045	24,094	28,918

Total assets/liabilities & shareholders’ equity	97,905	108,514	112,690	119,279	123,775

Customer deposits**	50,775	56,732	59,112	59,274	63,066
Marketable debt securities**	3,741	3,983	4,222	4,587	4,675
Subordinated debt**	3,060	3,432	3,660	3,838	4,099
Insurance liabilities	4,013	4,729	5,302	6,183	4,697
Due to credit institutions**	16,976	15,014	12,810	13,465	13,385
Other liabilities	11,521	16,376	18,521	21,279	21,223
Shareholders’ equity***	7,819	8,247	9,064	10,654	12,631

Other customer funds under management	26,577	30,372	35,233	37,969	40,968

Mutual funds	24,539	27,427	31,947	34,521	37,526
Pension funds	—	—	—	—	—
Managed portfolios	1,793	2,664	2,902	3,034	3,442
Savings-insurance policies	245	280	384	414	—

Customer funds under management	84,153	94,520	102,227	105,667	112,807

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	3.86	4.75	5.09	5.27	5.04
NPL coverage	107	92	95	99	100

Spread (Retail Banking)	17.01	17.43	16.68	16.02	16.13

Spread loans	15.94	16.39	15.81	15.12	15.26
Spread deposits	1.07	1.04	0.87	0.90	0.87

Brazil
Million dollars

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	3,295	2,302	993	43.2

Net fees	927	697	231	33.1
Gains (losses) on financial transactions	247	257	(10)	(3.9)
Other operating income*	6	57	(50)	(89.1)

Gross income	4,475	3,312	1,163	35.1

Operating expenses	(1,628)	(1,264)	(365)	28.9
General administrative expenses	(1,479)	(1,158)	(321)	27.7
Personnel	(774)	(592)	(182)	30.7
Other general administrative expenses	(706)	(567)	(139)	24.5
Depreciation and amortisation	(149)	(105)	(44)	41.9

Net operating income	2,847	2,048	799	39.0

Net loan-loss provisions	(1,308)	(920)	(388)	42.2
Other income	(318)	(216)	(102)	47.3

Profit before taxes	1,221	913	308	33.7

Tax on profit	(242)	(338)	96	(28.3)

Profit from continuing operations	979	575	404	70.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	979	575	404	70.2

Minority interests	146	7	139	—

Attributable profit to the Group	833	568	265	46.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount	%
Balance sheet
Customer loans**	76,313	62,270	14,043	22.6
Trading portfolio (w/o loans)	13,240	11,082	2,158	19.5
Available-for-sale financial assets	21,447	13,209	8,238	62.4
Due from credit institutions**	12,653	18,543	(5,889)	(31.8)
Intangible assets and property and equipment	4,204	2,871	1,333	46.4
Other assets	38,979	22,318	16,661	74.7

Total assets/liabilities & shareholders’ equity	166,836	130,292	36,544	28.0

Customer deposits**	85,006	67,572	17,434	25.8
Marketable debt securities**	6,301	4,978	1,323	26.6
Subordinated debt**	5,525	4,073	1,452	35.7
Insurance liabilities	6,331	5,341	990	18.5
Due to credit institutions**	18,041	22,592	(4,550)	(20.1)
Other liabilities	28,607	15,332	13,275	86.6
Shareholders’ equity***	17,025	10,405	6,620	63.6

Other customer funds under management	55,221	35,368	19,853	56.1

Mutual funds	50,581	32,657	17,924	54.9
Pension funds	—	—	—	—
Managed portfolios	4,640	2,386	2,254	94.5
Savings-insurance policies	—	326	(326)	(100.0)

Customer funds under management	152,053	111,991	40,062	35.8

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	2,302	2,698	3,075	3,348	3,295

Net fees	697	833	913	1,014	927
Gains (losses) on financial transactions	257	146	441	419	247
Other operating income*	57	45	51	(24)	6

Gross income	3,312	3,723	4,480	4,757	4,475

Operating expenses	(1,264)	(1,403)	(1,576)	(1,772)	(1,628)
General administrative expenses	(1,158)	(1,288)	(1,444)	(1,639)	(1,479)
Personnel	(592)	(668)	(729)	(848)	(774)
Other general administrative expenses	(567)	(620)	(715)	(791)	(706)
Depreciation and amortisation	(105)	(115)	(132)	(133)	(149)

Net operating income	2,048	2,320	2,905	2,985	2,847

Net loan-loss provisions	(920)	(1,079)	(1,460)	(1,440)	(1,308)
Other income	(216)	(296)	(223)	(181)	(318)

Profit before taxes	913	945	1,222	1,364	1,221

Tax on profit	(338)	(221)	(318)	(385)	(242)

Profit from continuing operations	575	724	903	979	979

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	575	724	903	979	979

Minority interests	7	12	16	133	146

Attributable profit to the Group	568	712	888	846	833

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	62,270	71,271	73,964	77,682	76,313
Trading portfolio (w/o loans)	11,082	10,338	11,422	11,625	13,240
Available-for-sale financial assets	13,209	17,783	25,166	27,201	21,447
Due from credit institutions**	18,543	22,849	21,283	16,365	12,653
Intangible assets and property and equipment	2,871	3,352	3,826	4,250	4,204
Other assets	22,318	27,783	29,351	34,710	38,979

Total assets/liabilities & shareholders’ equity	130,292	153,374	165,013	171,834	166,836

Customer deposits**	67,572	80,186	86,558	85,390	85,006
Marketable debt securities**	4,978	5,630	6,182	6,608	6,301
Subordinated debt**	4,073	4,851	5,359	5,528	5,525
Insurance liabilities	5,341	6,684	7,764	8,907	6,331
Due to credit institutions**	22,592	21,221	18,758	19,398	18,041
Other liabilities	15,332	23,146	27,120	30,654	28,607
Shareholders’ equity***	10,405	11,656	13,272	15,348	17,025

Other customer funds under management	35,368	42,928	51,592	54,698	55,221

Mutual funds	32,657	38,766	46,780	49,731	50,581
Pension funds	—	—	—	—	—
Managed portfolios	2,386	3,766	4,249	4,370	4,640
Savings-insurance policies	326	396	563	597	—

Customer funds under management	111,991	133,594	149,691	152,224	152,053

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million brazilian real

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	5,937	5,334	603	11.3

Net fees	1,671	1,615	56	3.5
Gains (losses) on financial transactions	445	595	(150)	(25.3)
Other operating income*	11	131	(120)	(91.5)

Gross income	8,064	7,676	388	5.1

Operating expenses	(2,934)	(2,928)	(6)	0.2
General administrative expenses	(2,666)	(2,685)	19	(0.7)
Personnel	(1,394)	(1,371)	(23)	1.6
Other general administrative expenses	(1,272)	(1,313)	42	(3.2)
Depreciation and amortisation	(269)	(243)	(25)	10.3

Net operating income	5,130	4,747	382	8.1

Net loan-loss provisions	(2,357)	(2,131)	(226)	10.6
Other income	(573)	(500)	(73)	14.5

Profit before taxes	2,200	2,116	84	4.0

Tax on profit	(437)	(783)	347	(44.2)

Profit from continuing operations	1,764	1,333	431	32.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,764	1,333	431	32.3

Minority interests	263	17	246	—

Attributable profit to the Group	1,500	1,316	185	14.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount	%
Balance sheet
Customer loans**	136,122	143,962	(7,840)	(5.4)
Trading portfolio (w/o loans)	23,618	25,622	(2,004)	(7.8)
Available-for-sale financial assets	38,255	30,537	7,718	25.3
Due from credit institutions**	22,570	42,869	(20,299)	(47.4)
Intangible assets and property and equipment	7,498	6,637	862	13.0
Other assets	69,529	51,598	17,931	34.8

Total assets/liabilities & shareholders’ equity	297,591	301,225	(3,633)	(1.2)

Customer deposits**	151,629	156,221	(4,592)	(2.9)
Marketable debt securities**	11,239	11,509	(270)	(2.3)
Subordinated debt**	9,855	9,416	439	4.7
Insurance liabilities	11,293	12,348	(1,055)	(8.5)
Due to credit institutions**	32,181	52,230	(20,049)	(38.4)
Other liabilities	51,027	35,446	15,581	44.0
Shareholders’ equity***	30,369	24,056	6,313	26.2

Other customer funds under management	98,500	81,769	16,731	20.5

Mutual funds	90,224	75,500	14,723	19.5
Pension funds	—	—	—	—
Managed portfolios	8,276	5,516	2,761	50.1
Savings-insurance policies	—	753	(753)	(100.0)

Customer funds under management	271,223	258,915	12,308	4.8

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million brazilian real

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	5,334	5,618	5,783	5,918	5,937

Net fees	1,615	1,737	1,712	1,793	1,671
Gains (losses) on financial transactions	595	288	867	755	445
Other operating income*	131	92	93	(61)	11

Gross income	7,676	7,734	8,454	8,405	8,064

Operating expenses	(2,928)	(2,912)	(2,951)	(3,136)	(2,934)
General administrative expenses	(2,685)	(2,674)	(2,704)	(2,904)	(2,666)
Personnel	(1,371)	(1,389)	(1,362)	(1,504)	(1,394)
Other general administrative expenses	(1,313)	(1,285)	(1,342)	(1,400)	(1,272)
Depreciation and amortisation	(243)	(239)	(247)	(232)	(269)

Net operating income	4,747	4,821	5,503	5,270	5,130

Net loan-loss provisions	(2,131)	(2,247)	(2,789)	(2,548)	(2,357)
Other income	(500)	(621)	(401)	(293)	(573)

Profit before taxes	2,116	1,953	2,313	2,429	2,200

Tax on profit	(783)	(441)	(594)	(684)	(437)

Profit from continuing operations	1,333	1,512	1,719	1,745	1,764

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	1,333	1,512	1,719	1,745	1,764

Minority interests	17	25	30	261	263

Attributable profit to the Group	1,316	1,487	1,689	1,484	1,500

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	143,962	138,512	131,583	135,418	136,122
Trading portfolio (w/o loans)	25,622	20,091	20,320	20,266	23,618
Available-for-sale financial assets	30,537	34,560	44,771	47,418	38,255
Due from credit institutions**	42,869	44,405	37,863	28,528	22,570
Intangible assets and property and equipment	6,637	6,515	6,806	7,409	7,498
Other assets	51,598	53,995	52,216	60,507	69,529

Total assets/liabilities & shareholders’ equity	301,225	298,078	293,559	299,546	297,591

Customer deposits**	156,221	155,838	153,987	148,855	151,629
Marketable debt securities**	11,509	10,941	10,998	11,519	11,239
Subordinated debt**	9,416	9,428	9,533	9,637	9,855
Insurance liabilities	12,348	12,990	13,812	15,527	11,293
Due to credit institutions**	52,230	41,243	33,371	33,815	32,181
Other liabilities	35,446	44,984	48,246	53,438	51,027
Shareholders’ equity***	24,056	22,653	23,611	26,756	30,369

Other customer funds under management	81,769	83,429	91,782	95,351	98,500

Mutual funds	75,500	75,341	83,221	86,692	90,224
Pension funds	—	—	—	—	—
Managed portfolios	5,516	7,319	7,560	7,619	8,276
Savings-insurance policies	753	769	1,001	1,040	—

Customer funds under management	258,915	259,636	266,301	265,361	271,223

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	389	379	10	2.6

Net fees	134	125	9	7.5
Gains (losses) on financial transactions	64	109	(45)	(41.3)
Other operating income*	(7)	(9)	2	(23.3)

Gross income	579	603	(24)	(3.9)

Operating expenses	(211)	(201)	(11)	5.3
General administrative expenses	(187)	(181)	(6)	3.4
Personnel	(100)	(94)	(5)	5.4
Other general administrative expenses	(88)	(87)	(1)	1.3
Depreciation and amortisation	(24)	(19)	(4)	22.6

Net operating income	368	402	(34)	(8.5)

Net loan-loss provisions	(133)	(218)	85	(39.1)
Other income	(10)	(4)	(6)	135.8

Profit before taxes	225	180	45	24.9

Tax on profit	(32)	(32)	(1)	2.4

Profit from continuing operations	193	149	44	29.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	193	149	44	29.7

Minority interests	46	38	9	23.4

Attributable profit to the Group	146	111	35	31.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount		%
Balance sheet
Customer loans**	12,546	12,295	251		2.0
Trading portfolio (w/o loans)	10,513	10,089	424		4.2
Available-for-sale financial assets	5,059	4,630	428		9.3
Due from credit institutions**	6,134	10,722	(4,588)		(42.8)
Intangible assets and property and equipment	399	379	21		5.4
Other assets	4,070	3,283	787		24.0

Total assets/liabilities & shareholders’ equity	38,721	41,398	(2,677)		(6.5)

Customer deposits**	17,777	18,675	(898)		(4.8)
Marketable debt securities**	416	2,223	(1,807)		(81.3)
Subordinated debt**	56	57	(1)		(2.0)
Insurance liabilities	260	131	129		98.2
Due to credit institutions**	8,613	10,465	(1,852)		(17.7)
Other liabilities	8,333	7,052	1,282		18.2
Shareholders’ equity***	3,266	2,795	471		16.8

Other customer funds under management	9,901	7,404	2,497		33.7

Mutual funds	9,801	7,361	2,439		33.1
Pension funds	—	—	—		—
Managed portfolios	—	—	—		—
Savings-insurance policies	100	42	58		136.4

Customer funds under management	28,150	28,359	(209)		(0.7)

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	19.87	16.20	3.67	p.
Efficiency ratio (with amortisations)	36.5	33.3	3.2	p.
NPL ratio	1.86	2.80	(0.94	p.)
NPL coverage	268	128	140	p.
Number of employees (direct & indirect)	12,437	13,635	(1,198)		(8.8)
Number of branches	1,095	1,106	(11)		(1.0)

Mexico
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	379	390	381	370	389

Net fees	125	134	131	120	134
Gains (losses) on financial transactions	109	125	68	29	64
Other operating income*	(9)	(3)	(2)	(4)	(7)

Gross income	603	646	577	516	579

Operating expenses	(201)	(199)	(200)	(200)	(211)
General administrative expenses	(181)	(176)	(178)	(178)	(187)
Personnel	(94)	(99)	(94)	(96)	(100)
Other general administrative expenses	(87)	(77)	(84)	(82)	(88)
Depreciation and amortisation	(19)	(23)	(22)	(22)	(24)

Net operating income	402	447	377	315	368

Net loan-loss provisions	(218)	(235)	(169)	(146)	(133)
Other income	(4)	(9)	(10)	(2)	(10)

Profit before taxes	180	204	198	167	225

Tax on profit	(32)	(42)	(40)	19	(32)

Profit from continuing operations	149	162	159	186	193

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	149	162	159	186	193

Minority interests	38	42	37	43	46

Attributable profit to the Group	111	119	121	143	146

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	12,295	12,800	11,431	11,489	12,546
Trading portfolio (w/o loans)	10,089	9,564	7,767	9,056	10,513
Available-for-sale financial assets	4,630	3,248	3,268	4,038	5,059
Due from credit institutions**	10,722	8,247	6,377	5,205	6,134
Intangible assets and property and equipment	379	380	355	367	399
Other assets	3,283	3,414	3,268	3,653	4,070

Total assets/liabilities & shareholders’ equity	41,398	37,652	32,467	33,808	38,721

Customer deposits**	18,675	16,178	15,002	15,879	17,777
Marketable debt securities**	2,223	2,156	699	419	416
Subordinated debt**	57	53	51	52	56
Insurance liabilities	131	163	189	226	260
Due to credit institutions**	10,465	9,340	8,538	8,739	8,613
Other liabilities	7,052	6,933	5,492	6,091	8,333
Shareholders’ equity***	2,795	2,827	2,494	2,402	3,266

Other customer funds under management	7,404	8,070	7,978	8,235	9,901

Mutual funds	7,361	8,019	7,925	8,148	9,801
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	42	51	53	87	100

Customer funds under management	28,359	26,457	23,731	24,585	28,150

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	2.80	3.04	2.45	1.84	1.86
NPL coverage	128	122	221	264	268

Spread (Retail Banking)	14.19	13.35	12.49	12.28	12.08

Spread loans	10.83	10.77	10.40	10.21	10.03
Spread deposits	3.36	2.58	2.09	2.07	2.05

Mexico
Million dollars

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	537	493	44	8.9

Net fees	185	162	23	14.1
Gains (losses) on financial transactions	88	142	(53)	(37.7)
Other operating income*	(10)	(12)	2	(18.6)

Gross income	801	785	15	2.0

Operating expenses	(292)	(261)	(31)	11.7
General administrative expenses	(259)	(236)	(23)	9.8
Personnel	(138)	(123)	(15)	11.8
Other general administrative expenses	(121)	(113)	(8)	7.5
Depreciation and amortisation	(33)	(25)	(8)	30.1

Net operating income	509	524	(15)	(2.9)

Net loan-loss provisions	(183)	(283)	100	(35.3)
Other income	(14)	(6)	(8)	150.3

Profit before taxes	311	235	76	32.5

Tax on profit	(45)	(41)	(4)	8.7

Profit from continuing operations	267	194	73	37.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	267	194	73	37.6

Minority interests	64	49	15	31.0

Attributable profit to the Group	202	145	58	39.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount	%
Balance sheet
Customer loans**	16,910	16,362	548	3.3
Trading portfolio (w/o loans)	14,170	13,427	744	5.5
Available-for-sale financial assets	6,819	6,162	657	10.7
Due from credit institutions**	8,268	14,269	(6,001)	(42.1)
Intangible assets and property and equipment	538	504	34	6.8
Other assets	5,486	4,369	1,118	25.6

Total assets/liabilities & shareholders’ equity	52,192	55,092	(2,901)	(5.3)

Customer deposits**	23,962	24,853	(891)	(3.6)
Marketable debt securities**	561	2,959	(2,397)	(81.0)
Subordinated debt**	75	76	(1)	(0.8)
Insurance liabilities	350	174	176	100.8
Due to credit institutions**	11,609	13,927	(2,318)	(16.6)
Other liabilities	11,233	9,385	1,848	19.7
Shareholders’ equity***	4,402	3,720	682	18.3

Other customer funds under management	13,345	9,853	3,492	35.4

Mutual funds	13,210	9,797	3,413	34.8
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	135	56	79	139.5

Customer funds under management	37,943	37,740	203	0.5

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	493	531	545	546	537

Net fees	162	181	187	177	185
Gains (losses) on financial transactions	142	170	100	49	88
Other operating income*	(12)	(4)	(4)	(6)	(10)

Gross income	785	878	828	766	801

Operating expenses	(261)	(271)	(286)	(295)	(292)
General administrative expenses	(236)	(239)	(255)	(262)	(259)
Personnel	(123)	(135)	(135)	(141)	(138)
Other general administrative expenses	(113)	(105)	(120)	(121)	(121)
Depreciation and amortisation	(25)	(32)	(31)	(32)	(33)

Net operating income	524	607	542	471	509

Net loan-loss provisions	(283)	(319)	(245)	(220)	(183)
Other income	(6)	(12)	(15)	(3)	(14)

Profit before taxes	235	277	283	248	311

Tax on profit	(41)	(57)	(56)	24	(45)

Profit from continuing operations	194	220	226	272	267

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	194	220	226	272	267

Minority interests	49	57	53	63	64

Attributable profit to the Group	145	162	173	208	202

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	16,362	18,092	16,739	16,550	16,910
Trading portfolio (w/o loans)	13,427	13,517	11,373	13,046	14,170
Available-for-sale financial assets	6,162	4,590	4,786	5,817	6,819
Due from credit institutions**	14,269	11,656	9,338	7,498	8,268
Intangible assets and property and equipment	504	537	520	528	538
Other assets	4,369	4,825	4,785	5,263	5,486

Total assets/liabilities & shareholders’ equity	55,092	53,217	47,541	48,704	52,192

Customer deposits**	24,853	22,866	21,967	22,876	23,962
Marketable debt securities**	2,959	3,047	1,024	603	561
Subordinated debt**	76	75	75	75	75
Insurance liabilities	174	231	277	325	350
Due to credit institutions**	13,927	13,202	12,503	12,589	11,609
Other liabilities	9,385	9,800	8,042	8,775	11,233
Shareholders’ equity***	3,720	3,996	3,652	3,461	4,402

Other customer funds under management	9,853	11,407	11,682	11,863	13,345

Mutual funds	9,797	11,335	11,605	11,737	13,210
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	56	72	77	126	135

Customer funds under management	37,740	37,395	34,749	35,417	37,943

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million new mexican peso

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	6,855	7,102	(247)	(3.5)

Net fees	2,360	2,333	27	1.2
Gains (losses) on financial transactions	1,129	2,042	(913)	(44.7)
Other operating income*	(127)	(176)	49	(27.8)

Gross income	10,218	11,301	(1,084)	(9.6)

Operating expenses	(3,724)	(3,760)	35	(0.9)
General administrative expenses	(3,306)	(3,397)	91	(2.7)
Personnel	(1,756)	(1,770)	15	(0.8)
Other general administrative expenses	(1,550)	(1,626)	76	(4.7)
Depreciation and amortisation	(419)	(363)	(56)	15.4

Net operating income	6,493	7,541	(1,048)	(13.9)

Net loan-loss provisions	(2,339)	(4,079)	1,739	(42.6)
Other income	(179)	(80)	(98)	121.9

Profit before taxes	3,975	3,382	593	17.5

Tax on profit	(573)	(594)	21	(3.6)

Profit from continuing operations	3,402	2,788	614	22.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,402	2,788	614	22.0

Minority interests	820	706	114	16.1

Attributable profit to the Group	2,582	2,082	500	24.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount	%
Balance sheet
Customer loans**	208,977	230,686	(21,708)	(9.4)
Trading portfolio (w/o loans)	175,117	189,294	(14,177)	(7.5)
Available-for-sale financial assets	84,265	86,876	(2,611)	(3.0)
Due from credit institutions**	102,177	201,168	(98,992)	(49.2)
Intangible assets and property and equipment	6,649	7,103	(454)	(6.4)
Other assets	67,799	61,592	6,206	10.1

Total assets/liabilities & shareholders’ equity	644,984	776,720	(131,736)	(17.0)

Customer deposits**	296,120	350,387	(54,267)	(15.5)
Marketable debt securities**	6,937	41,714	(34,776)	(83.4)
Subordinated debt**	927	1,066	(139)	(13.0)
Insurance liabilities	4,325	2,457	1,868	76.0
Due to credit institutions**	143,463	196,344	(52,881)	(26.9)
Other liabilities	138,813	132,309	6,503	4.9
Shareholders’ equity***	54,399	52,443	1,956	3.7

Other customer funds under management	164,917	138,913	26,004	18.7

Mutual funds	163,250	138,119	25,131	18.2
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	1,668	794	873	109.9

Customer funds under management	468,902	532,080	(63,178)	(11.9)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million new mexican peso

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	7,102	7,079	7,230	7,140	6,855

Net fees	2,333	2,424	2,481	2,317	2,360
Gains (losses) on financial transactions	2,042	2,274	1,302	601	1,129
Other operating income*	(176)	(49)	(48)	(74)	(127)

Gross income	11,301	11,728	10,964	9,985	10,218

Operating expenses	(3,760)	(3,608)	(3,795)	(3,861)	(3,724)
General administrative expenses	(3,397)	(3,184)	(3,381)	(3,435)	(3,306)
Personnel	(1,770)	(1,797)	(1,784)	(1,849)	(1,756)
Other general administrative expenses	(1,626)	(1,387)	(1,597)	(1,586)	(1,550)
Depreciation and amortisation	(363)	(425)	(414)	(426)	(419)

Net operating income	7,541	8,120	7,170	6,124	6,493

Net loan-loss provisions	(4,079)	(4,259)	(3,217)	(2,852)	(2,339)
Other income	(80)	(161)	(197)	(39)	(179)

Profit before taxes	3,382	3,700	3,756	3,233	3,975

Tax on profit	(594)	(765)	(751)	341	(573)

Profit from continuing operations	2,788	2,935	3,004	3,575	3,402

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	2,788	2,935	3,004	3,575	3,402

Minority interests	706	768	706	834	820

Attributable profit to the Group	2,082	2,167	2,298	2,741	2,582

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	230,686	237,489	225,716	217,391	208,977
Trading portfolio (w/o loans)	189,294	177,439	153,366	171,364	175,117
Available-for-sale financial assets	86,876	60,255	64,532	76,410	84,265
Due from credit institutions**	201,168	153,006	125,923	98,490	102,177
Intangible assets and property and equipment	7,103	7,053	7,013	6,937	6,649
Other assets	61,592	63,335	64,521	69,132	67,799

Total assets/liabilities & shareholders’ equity	776,720	698,576	641,071	639,723	644,984

Customer deposits**	350,387	300,159	296,217	300,471	296,120
Marketable debt securities**	41,714	39,999	13,811	7,923	6,937
Subordinated debt**	1,066	991	1,014	982	927
Insurance liabilities	2,457	3,032	3,742	4,273	4,325
Due to credit institutions**	196,344	173,297	168,596	165,361	143,463
Other liabilities	132,309	128,642	108,446	115,255	138,813
Shareholders’ equity***	52,443	52,457	49,245	45,458	54,399

Other customer funds under management	138,913	149,734	157,533	155,821	164,917

Mutual funds	138,119	148,790	156,491	154,171	163,250
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	794	944	1,042	1,650	1,668

Customer funds under management	532,080	490,883	468,575	465,197	468,902

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	344	245	99	40.6

Net fees	91	83	8	9.5
Gains (losses) on financial transactions	42	108	(66)	(60.9)
Other operating income*	1	10	(9)	(91.7)

Gross income	478	446	32	7.3

Operating expenses	(162)	(142)	(20)	14.0
General administrative expenses	(142)	(127)	(15)	11.9
Personnel	(86)	(77)	(9)	12.0
Other general administrative expenses	(56)	(50)	(6)	11.7
Depreciation and amortisation	(20)	(15)	(5)	32.1

Net operating income	316	303	12	4.1

Net loan-loss provisions	(111)	(135)	24	(17.6)
Other income	(7)	7	(14)	—

Profit before taxes	198	176	22	12.8

Tax on profit	(30)	(29)	(1)	3.9

Profit from continuing operations	168	146	21	14.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	168	146	21	14.6

Minority interests	34	29	4	14.3

Attributable profit to the Group	134	117	17	14.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount		%
Balance sheet
Customer loans**	20,313	18,836	1,478		7.8
Trading portfolio (w/o loans)	3,862	2,764	1,097		39.7
Available-for-sale financial assets	2,654	2,173	481		22.1
Due from credit institutions**	2,148	2,615	(467)		(17.9)
Intangible assets and property and equipment	353	338	15		4.4
Other assets	2,496	1,519	978		64.4

Total assets/liabilities & shareholders’ equity	31,825	28,244	3,581		12.7

Customer deposits**	14,934	15,281	(347)		(2.3)
Marketable debt securities**	3,191	2,549	641		25.2
Subordinated debt**	858	850	8		1.0
Insurance liabilities	229	121	108		89.0
Due to credit institutions**	5,689	4,337	1,352		31.2
Other liabilities	4,476	3,010	1,466		48.7
Shareholders’ equity***	2,449	2,097	352		16.8

Other customer funds under management	5,281	4,159	1,122		27.0

Mutual funds	5,241	4,153	1,088		26.2
Pension funds	—	—	—		—
Managed portfolios	—	—	—		—
Savings-insurance policies	40	6	33		524.4

Customer funds under management	24,264	22,840	1,424		6.2

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	23.64	25.16	(1.52	p.)
Efficiency ratio (with amortisations)	33.9	31.9	2.0	p.
NPL ratio	3.36	3.05	0.31	p.
NPL coverage	99	95	4	p.
Number of employees (direct & indirect)	11,753	12,059	(306)		(2.5)
Number of branches	498	501	(3)		(0.6)

Chile
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	245	327	298	321	344

Net fees	83	89	90	93	91
Gains (losses) on financial transactions	108	34	39	29	42
Other operating income*	10	11	4	9	1

Gross income	446	461	431	452	478

Operating expenses	(142)	(152)	(149)	(151)	(162)
General administrative expenses	(127)	(134)	(132)	(134)	(142)
Personnel	(77)	(82)	(80)	(82)	(86)
Other general administrative expenses	(50)	(52)	(52)	(52)	(56)
Depreciation and amortisation	(15)	(17)	(17)	(18)	(20)

Net operating income	303	310	282	300	316

Net loan-loss provisions	(135)	(114)	(93)	(76)	(111)
Other income	7	5	4	19	(7)

Profit before taxes	176	200	193	243	198

Tax on profit	(29)	(29)	(29)	(27)	(30)

Profit from continuing operations	146	171	165	217	168

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	146	171	165	217	168

Minority interests	29	31	31	44	34

Attributable profit to the Group	117	140	133	173	134

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	18,836	18,541	17,552	19,379	20,313
Trading portfolio (w/o loans)	2,764	3,024	3,241	2,508	3,862
Available-for-sale financial assets	2,173	2,045	2,601	2,815	2,654
Due from credit institutions**	2,615	2,286	1,895	2,531	2,148
Intangible assets and property and equipment	338	343	316	352	353
Other assets	1,519	1,480	1,394	2,631	2,496

Total assets/liabilities & shareholders’ equity	28,244	27,719	27,000	30,216	31,825

Customer deposits**	15,281	14,640	12,880	14,624	14,934
Marketable debt securities**	2,549	2,669	2,614	3,183	3,191
Subordinated debt**	850	824	776	813	858
Insurance liabilities	121	137	167	198	229
Due to credit institutions**	4,337	4,138	5,032	6,257	5,689
Other liabilities	3,010	3,527	3,922	3,454	4,476
Shareholders’ equity***	2,097	1,783	1,609	1,687	2,449

Other customer funds under management	4,159	4,581	4,492	5,328	5,281

Mutual funds	4,153	4,575	4,463	5,290	5,241
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	6	7	28	39	40

Customer funds under management	22,840	22,715	20,761	23,948	24,264

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	3.05	3.30	3.38	3.20	3.36
NPL coverage	95	94	94	89	99

Spread (Retail Banking)	7.92	7.81	7.48	7.38	7.49

Spread loans	5.90	5.89	5.61	5.26	5.24
Spread deposits	2.02	1.92	1.87	2.12	2.25

Chile
Million dollars

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	475	319	157	49.2

Net fees	126	108	18	16.2
Gains (losses) on financial transactions	58	140	(82)	(58.5)
Other operating income*	1	13	(12)	(91.2)

Gross income	661	580	80	13.9

Operating expenses	(224)	(185)	(39)	21.0
General administrative expenses	(197)	(166)	(31)	18.8
Personnel	(119)	(100)	(19)	18.9
Other general administrative expenses	(77)	(65)	(12)	18.5
Depreciation and amortisation	(28)	(20)	(8)	40.2

Net operating income	437	395	41	10.5

Net loan-loss provisions	(153)	(176)	22	(12.6)
Other income	(9)	9	(18)	—

Profit before taxes	274	229	45	19.7

Tax on profit	(42)	(38)	(4)	10.2

Profit from continuing operations	232	191	41	21.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	232	191	41	21.6

Minority interests	46	38	8	21.3

Attributable profit to the Group	186	152	33	21.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount	%
Balance sheet
Customer loans**	27,380	25,066	2,314	9.2
Trading portfolio (w/o loans)	5,205	3,678	1,527	41.5
Available-for-sale financial assets	3,577	2,892	685	23.7
Due from credit institutions**	2,895	3,480	(585)	(16.8)
Intangible assets and property and equipment	475	449	26	5.8
Other assets	3,365	2,021	1,344	66.5

Total assets/liabilities & shareholders’ equity	42,897	37,587	5,310	14.1

Customer deposits**	20,130	20,336	(207)	(1.0)
Marketable debt securities**	4,301	3,392	908	26.8
Subordinated debt**	1,157	1,131	26	2.3
Insurance liabilities	308	161	147	91.4
Due to credit institutions**	7,668	5,771	1,897	32.9
Other liabilities	6,033	4,005	2,028	50.6
Shareholders’ equity***	3,301	2,790	510	18.3

Other customer funds under management	7,118	5,535	1,583	28.6

Mutual funds	7,065	5,527	1,538	27.8
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	54	8	45	532.4

Customer funds under management	32,705	30,395	2,310	7.6

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	319	442	425	469	475

Net fees	108	121	128	137	126
Gains (losses) on financial transactions	140	49	58	45	58
Other operating income*	13	15	7	13	1

Gross income	580	627	617	664	661

Operating expenses	(185)	(206)	(212)	(222)	(224)
General administrative expenses	(166)	(183)	(188)	(197)	(197)
Personnel	(100)	(112)	(114)	(120)	(119)
Other general administrative expenses	(65)	(71)	(74)	(76)	(77)
Depreciation and amortisation	(20)	(23)	(25)	(26)	(28)

Net operating income	395	421	405	442	437

Net loan-loss provisions	(176)	(156)	(134)	(115)	(153)
Other income	9	6	6	27	(9)

Profit before taxes	229	272	276	354	274

Tax on profit	(38)	(39)	(41)	(39)	(42)

Profit from continuing operations	191	232	235	314	232

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	191	232	235	314	232

Minority interests	38	42	45	64	46

Attributable profit to the Group	152	190	190	250	186

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	25,066	26,206	25,702	27,917	27,380
Trading portfolio (w/o loans)	3,678	4,274	4,746	3,614	5,205
Available-for-sale financial assets	2,892	2,891	3,808	4,056	3,577
Due from credit institutions**	3,480	3,232	2,775	3,646	2,895
Intangible assets and property and equipment	449	484	463	506	475
Other assets	2,021	2,092	2,042	3,790	3,365

Total assets/liabilities & shareholders’ equity	37,587	39,178	39,535	43,529	42,897

Customer deposits**	20,336	20,693	18,860	21,067	20,130
Marketable debt securities**	3,392	3,773	3,827	4,585	4,301
Subordinated debt**	1,131	1,165	1,136	1,172	1,157
Insurance liabilities	161	194	244	285	308
Due to credit institutions**	5,771	5,848	7,368	9,014	7,668
Other liabilities	4,005	4,985	5,744	4,976	6,033
Shareholders’ equity***	2,790	2,520	2,356	2,430	3,301

Other customer funds under management	5,535	6,475	6,577	7,676	7,118

Mutual funds	5,527	6,466	6,536	7,620	7,065
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	8	9	41	56	54

Customer funds under management	30,395	32,105	30,401	34,500	32,705

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million chilean peso

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	246,773	192,686	54,087	28.1

Net fees	65,451	65,590	(139)	(0.2)
Gains (losses) on financial transactions	30,219	84,842	(54,622)	(64.4)
Other operating income*	590	7,849	(7,258)	(92.5)

Gross income	343,034	350,966	(7,933)	(2.3)

Operating expenses	(116,424)	(112,051)	(4,373)	3.9
General administrative expenses	(102,097)	(100,147)	(1,950)	1.9
Personnel	(61,980)	(60,712)	(1,268)	2.1
Other general administrative expenses	(40,117)	(39,435)	(682)	1.7
Depreciation and amortisation	(14,327)	(11,904)	(2,423)	20.4

Net operating income	226,610	238,916	(12,306)	(5.2)

Net loan-loss provisions	(79,655)	(106,137)	26,482	(25.0)
Other income	(4,763)	5,573	(10,336)	—

Profit before taxes	142,192	138,351	3,841	2.8

Tax on profit	(21,780)	(23,014)	1,234	(5.4)

Profit from continuing operations	120,412	115,337	5,075	4.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	120,412	115,337	5,075	4.4

Minority interests	24,106	23,147	959	4.1

Attributable profit to the Group	96,306	92,190	4,116	4.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount	%
Balance sheet
Customer loans**	14,400,683	14,552,351	(151,668)	(1.0)
Trading portfolio (w/o loans)	2,737,538	2,135,485	602,053	28.2
Available-for-sale financial assets	1,881,218	1,678,929	202,289	12.0
Due from credit institutions**	1,522,675	2,020,461	(497,786)	(24.6)
Intangible assets and property and equipment	249,913	260,761	(10,847)	(4.2)
Other assets	1,769,688	1,173,288	596,400	50.8

Total assets/liabilities & shareholders’ equity	22,561,716	21,821,275	740,441	3.4

Customer deposits**	10,587,234	11,806,277	(1,219,043)	(10.3)
Marketable debt securities**	2,261,850	1,969,513	292,337	14.8
Subordinated debt**	608,269	656,441	(48,172)	(7.3)
Insurance liabilities	162,235	93,554	68,681	73.4
Due to credit institutions**	4,033,187	3,350,489	682,698	20.4
Other liabilities	3,173,023	2,325,195	847,828	36.5
Shareholders’ equity***	1,735,919	1,619,806	116,113	7.2

Other customer funds under management	3,743,867	3,213,503	530,364	16.5

Mutual funds	3,715,689	3,208,585	507,104	15.8
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	28,178	4,918	23,260	472.9

Customer funds under management	17,201,221	17,645,734	(444,514)	(2.5)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million chilean peso

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	192,686	252,445	232,271	245,138	246,773

Net fees	65,590	68,777	70,016	71,324	65,451
Gains (losses) on financial transactions	84,842	25,826	30,392	21,632	30,219
Other operating income*	7,849	8,424	3,448	6,961	590

Gross income	350,966	355,472	336,127	345,054	343,034

Operating expenses	(112,051)	(116,938)	(116,013)	(115,615)	(116,424)
General administrative expenses	(100,147)	(103,588)	(102,598)	(102,152)	(102,097)
Personnel	(60,712)	(63,358)	(62,085)	(62,662)	(61,980)
Other general administrative expenses	(39,435)	(40,230)	(40,513)	(39,490)	(40,117)
Depreciation and amortisation	(11,904)	(13,349)	(13,415)	(13,463)	(14,327)

Net operating income	238,916	238,534	220,113	229,439	226,610

Net loan-loss provisions	(106,137)	(87,686)	(72,324)	(57,587)	(79,655)
Other income	5,573	3,531	2,990	14,590	(4,763)

Profit before taxes	138,351	154,379	150,780	186,442	142,192

Tax on profit	(23,014)	(22,185)	(22,277)	(20,287)	(21,780)

Profit from continuing operations	115,337	132,194	128,503	166,155	120,412

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	115,337	132,194	128,503	166,155	120,412

Minority interests	23,147	23,938	24,539	33,923	24,106

Attributable profit to the Group	92,190	108,256	103,964	132,233	96,306

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	14,552,351	13,889,053	14,073,134	14,160,779	14,400,683
Trading portfolio (w/o loans)	2,135,485	2,265,010	2,598,537	1,833,019	2,737,538
Available-for-sale financial assets	1,678,929	1,532,075	2,085,028	2,057,305	1,881,218
Due from credit institutions**	2,020,461	1,712,758	1,519,456	1,849,613	1,522,675
Intangible assets and property and equipment	260,761	256,655	253,627	256,862	249,913
Other assets	1,173,288	1,108,846	1,117,858	1,922,558	1,769,688

Total assets/liabilities & shareholders’ equity	21,821,275	20,764,397	21,647,640	22,080,136	22,561,716

Customer deposits**	11,806,277	10,967,042	10,327,008	10,686,115	10,587,234
Marketable debt securities**	1,969,513	1,999,484	2,095,610	2,325,952	2,261,850
Subordinated debt**	656,441	617,396	622,146	594,247	608,269
Insurance liabilities	93,554	102,888	133,754	144,628	162,235
Due to credit institutions**	3,350,489	3,099,571	4,034,388	4,572,448	4,033,187
Other liabilities	2,325,195	2,642,210	3,144,869	2,523,885	3,173,023
Shareholders’ equity**	1,619,806	1,335,806	1,289,866	1,232,860	1,735,919

Other customer funds under management	3,213,503	3,431,922	3,601,321	3,893,733	3,743,867

Mutual funds	3,208,585	3,426,996	3,578,676	3,865,472	3,715,689
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	4,918	4,925	22,645	28,261	28,178

Customer funds under management	17,645,734	17,015,844	16,646,084	17,500,046	17,201,221

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Sovereign
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	413	203	209	103.1

Net fees	96	70	26	37.3
Gains (losses) on financial transactions	6	(10)	16	—
Other operating income*	(16)	(6)	(10)	154.1

Gross income	498	257	241	94.0

Operating expenses	(219)	(191)	(28)	14.6
General administrative expenses	(193)	(169)	(24)	14.0
Personnel	(107)	(105)	(3)	2.4
Other general administrative expenses	(85)	(64)	(21)	32.8
Depreciation and amortisation	(27)	(22)	(4)	19.9

Net operating income	279	65	213	326.0

Net loan-loss provisions	(167)	(94)	(73)	77.8
Other income	(9)	(1)	(8)	880.3

Profit before taxes	104	(29)	133	—

Tax on profit	(35)	10	(44)	—

Profit from continuing operations	69	(20)	89	—

Net profit from discontinued operations	—	—	—	—

Consolidated profit	69	(20)	89	—

Minority interests	—	—	—	—

Attributable profit to the Group	69	(20)	89	—

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount		%
Balance sheet
Customer loans**	38,441	41,466	(3,025)		(7.3)
Trading portfolio (w/o loans)	191	346	(155)		(44.8)
Available-for-sale financial assets	10,758	6,531	4,227		64.7
Due from credit institutions**	315	284	32		11.1
Intangible assets and property and equipment	438	590	(152)		(25.8)
Other assets	3,244	7,920	(4,676)		(59.0)

Total assets/liabilities & shareholders’ equity	53,387	57,137	(3,749)		(6.6)

Customer deposits**	31,352	38,108	(6,757)		(17.7)
Marketable debt securities**	12,652	12,150	502		4.1
Subordinated debt**	2,763	1,811	952		52.5
Insurance liabilities	—	—	—		—
Due to credit institutions**	1,439	1,864	(425)		(22.8)
Other liabilities	2,272	1,444	829		57.4
Shareholders’ equity***	2,909	1,760	1,150		65.3

Other customer funds under management	229	589	(360)		(61.1)

Mutual funds	—	—	—		—
Pension funds	—	—	—		—
Managed portfolios	229	589	(360)		(61.1)
Savings-insurance policies	—	—	—		—

Customer funds under management	46,996	52,659	(5,662)		(10.8)

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	11.61	—	11.61	p.
Efficiency ratio (with amortisations)	44.0	74.5	(30.5	p.)
NPL ratio	5.14	3.98	1.16	p.
NPL coverage	64	66	(1	p.)
Number of employees (direct & indirect)	8,503	10,175	(1,672)		(16.4)
Number of branches	722	750	(28)		(3.7)

Sovereign
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	203	307	298	353	413

Net fees	70	109	104	98	96
Gains (losses) on financial transactions	(10)	40	18	(35)	6
Other operating income*	(6)	(52)	(23)	(9)	(16)

Gross income	257	403	395	408	498

Operating expenses	(191)	(245)	(226)	(218)	(219)
General administrative expenses	(169)	(213)	(197)	(187)	(193)
Personnel	(105)	(128)	(116)	(108)	(107)
Other general administrative expenses	(64)	(85)	(81)	(79)	(85)
Depreciation and amortisation	(22)	(32)	(30)	(31)	(27)

Net operating income	65	158	169	190	279

Net loan-loss provisions	(94)	(176)	(155)	(146)	(167)
Other income	(1)	(0)	(18)	(39)	(9)

Profit before taxes	(29)	(19)	(4)	5	104

Tax on profit	10	12	2	(2)	(35)

Profit from continuing operations	(20)	(7)	(2)	3	69

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	(20)	(7)	(2)	3	69

Minority interests	—	—	—	—	—

Attributable profit to the Group	(20)	(7)	(2)	3	69

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	41,466	37,564	34,409	34,605	38,441
Trading portfolio (w/o loans)	346	204	203	163	191
Available-for-sale financial assets	6,531	7,609	9,100	9,568	10,758
Due from credit institutions**	284	422	767	496	315
Intangible assets and property and equipment	590	511	399	391	438
Other assets	7,920	5,446	2,910	3,568	3,244

Total assets/liabilities & shareholders’ equity	57,137	51,756	47,788	48,791	53,387

Customer deposits**	38,108	34,934	31,634	30,888	31,352
Marketable debt securities**	12,150	10,291	9,740	11,236	12,652
Subordinated debt**	1,811	2,517	2,366	2,129	2,763
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	1,864	1,402	516	736	1,439
Other liabilities	1,444	1,539	1,386	1,689	2,272
Shareholders’ equity***	1,760	1,072	2,146	2,113	2,909

Other customer funds under management	589	538	447	327	229

Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	589	538	447	327	229
Savings-insurance policies	—	—	—	—	—

Customer funds under management	52,659	48,280	44,187	44,581	46,996

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	3.98	4.34	4.82	5.35	5.14
NPL coverage	66	67	68	62	64

Spread (Retail Banking)	2.30	2.60	2.68	2.71	2.88

Spread loans	1.88	1.90	1.88	1.91	1.94
Spread deposits	0.42	0.70	0.80	0.80	0.94

Sovereign
Million dollars

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	570	264	306	115.6

Net fees	132	91	42	45.8
Gains (losses) on financial transactions	8	(13)	21	—
Other operating income*	(22)	(8)	(14)	169.7

Gross income	688	334	354	105.9

Operating expenses	(303)	(249)	(54)	21.7
General administrative expenses	(266)	(220)	(46)	20.9
Personnel	(148)	(136)	(12)	8.7
Other general administrative expenses	(118)	(84)	(34)	40.9
Depreciation and amortisation	(37)	(29)	(8)	27.3

Net operating income	385	85	300	352.2

Net loan-loss provisions	(230)	(122)	(108)	88.7
Other income	(12)	(1)	(11)	940.5

Profit before taxes	143	(38)	181	—

Tax on profit	(48)	12	(60)	—

Profit from continuing operations	95	(25)	121	—

Net profit from discontinued operations	—	—	—	—

Consolidated profit	95	(25)	121	—

Minority interests	—	—	—	—

Attributable profit to the Group	95	(25)	121	—

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount	%
Balance sheet
Customer loans**	51,815	55,183	(3,368)	(6.1)
Trading portfolio (w/o loans)	258	461	(203)	(44.1)
Available-for-sale financial assets	14,500	8,691	5,809	66.8
Due from credit institutions**	425	378	47	12.6
Intangible assets and property and equipment	590	785	(195)	(24.8)
Other assets	4,373	10,540	(6,168)	(58.5)

Total assets/liabilities & shareholders’ equity	71,961	76,037	(4,077)	(5.4)

Customer deposits**	42,259	50,715	(8,456)	(16.7)
Marketable debt securities**	17,054	16,169	885	5.5
Subordinated debt**	3,724	2,411	1,314	54.5
Insurance liabilities	—	—	—	—
Due to credit institutions**	1,939	2,481	(542)	(21.8)
Other liabilities	3,063	1,921	1,142	59.4
Shareholders’ equity***	3,922	2,342	1,580	67.5

Other customer funds under management	309	784	(475)	(60.6)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	309	784	(475)	(60.6)
Savings-insurance policies	—	—	—	—

Customer funds under management	63,346	70,078	(6,732)	(9.6)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Sovereign
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	264	414	422	513	570

Net fees	91	147	147	144	132
Gains (losses) on financial transactions	(13)	52	25	(47)	8
Other operating income*	(8)	(70)	(34)	(14)	(22)

Gross income	334	544	561	595	688

Operating expenses	(249)	(332)	(323)	(321)	(303)
General administrative expenses	(220)	(289)	(280)	(276)	(266)
Personnel	(136)	(174)	(166)	(160)	(148)
Other general administrative expenses	(84)	(115)	(115)	(116)	(118)
Depreciation and amortisation	(29)	(43)	(42)	(45)	(37)

Net operating income	85	212	238	274	385

Net loan-loss provisions	(122)	(238)	(221)	(214)	(230)
Other income	(1)	(0)	(24)	(55)	(12)

Profit before taxes	(38)	(26)	(7)	6	143

Tax on profit	12	16	3	(2)	(48)

Profit from continuing operations	(25)	(10)	(4)	4	95

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	(25)	(10)	(4)	4	95

Minority interests	—	—	—	—	—

Attributable profit to the Group	(25)	(10)	(4)	4	95

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	55,183	53,093	50,385	49,852	51,815
Trading portfolio (w/o loans)	461	288	298	235	258
Available-for-sale financial assets	8,691	10,755	13,325	13,784	14,500
Due from credit institutions**	378	596	1,124	714	425
Intangible assets and property and equipment	785	723	584	564	590
Other assets	10,540	7,697	4,261	5,140	4,373

Total assets/liabilities & shareholders’ equity	76,037	73,151	69,976	70,289	71,961

Customer deposits**	50,715	49,376	46,321	44,497	42,259
Marketable debt securities**	16,169	14,545	14,263	16,187	17,054
Subordinated debt**	2,411	3,558	3,465	3,068	3,724
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	2,481	1,982	756	1,061	1,939
Other liabilities	1,921	2,175	2,030	2,433	3,063
Shareholders’ equity***	2,342	1,515	3,142	3,043	3,922

Other customer funds under management	784	760	654	472	309

Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	784	760	654	472	309
Savings-insurance policies	—	—	—	—	—

Customer funds under management	70,078	68,239	64,702	64,223	63,346

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Corporate Activities
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	(606)	(637)	31	(4.9)

Net fees	(2)	13	(15)	—
Gains (losses) on financial transactions	(55)	113	(169)	—
Dividends	6	23	(16)	(71.7)
Income from equity-accounted method	(1)	(16)	15	(91.4)
Other operating income/expenses	30	9	21	223.5

Gross income	(629)	(496)	(133)	26.8

Operating expenses	(227)	(220)	(7)	3.0
General administrative expenses	(188)	(185)	(3)	1.7
Personnel	(92)	(87)	(5)	6.1
Other general administrative expenses	(96)	(98)	2	(2.1)
Depreciation and amortisation	(39)	(35)	(4)	10.0

Net operating income	(856)	(716)	(140)	19.5

Net loan-loss provisions	(38)	2	(40)	—
Other income	(91)	(126)	36	(28.3)

Profit before taxes (w/o capital gains)	(985)	(840)	(144)	17.2

Tax on profit	272	352	(79)	(22.5)

Profit from continuing operations (w/o capital gains)	(712)	(489)	(224)	45.7

Net profit from discontinued operations	(10)	—	(10)	—

Consolidated profit (w/o capital gains)	(723)	(489)	(234)	47.9

Minority interests	(1)	(4)	3	(71.9)

Attributable profit to the Group (w/o capital gains)	(722)	(485)	(237)	48.8

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	(722)	(485)	(237)	48.8

			Variation
	31.03.10	31.03.09	Amount	%
Balance sheet
Trading portfolio (w/o loans)	5,146	2,763	2,383	86.2
Available-for-sale financial assets	22,467	16,930	5,537	32.7
Investments	33	106	(74)	(69.1)
Goodwill	23,602	20,719	2,883	13.9
Liquidity lent to the Group	49,480	77,647	(28,166)	(36.3)
Capital assigned to Group areas	58,705	52,576	6,128	11.7
Other assets	79,940	88,852	(8,912)	(10.0)

Total assets/liabilities & shareholders’ equity	239,373	259,594	(20,221)	(7.8)

Customer deposits*	10,197	2,748	7,449	271.1
Marketable debt securities*	80,077	98,807	(18,730)	(19.0)
Subordinated debt	16,047	23,327	(7,280)	(31.2)
Other liabilities	59,168	65,264	(6,096)	(9.3)
Group capital and reserves**	73,883	69,447	4,436	6.4

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	106,321	124,882	(18,561)	(14.9)

* Including all on-balance sheet balances for this item

** Not including profit of the year

Resources
Number of employees (direct & indirect)	1,803	1,677	126	7.5

Corporate Activities
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	(637)	(588)	(480)	(505)	(606)

Net fees	13	(1)	(12)	(6)	(2)
Gains (losses) on financial transactions	113	294	(6)	229	(55)
Dividends	23	51	28	20	6
Income from equity-accounted method	(16)	7	(1)	(5)	(1)
Other operating income/expenses	9	20	0	23	30

Gross income	(496)	(217)	(470)	(244)	(629)

Operating expenses	(220)	(211)	(168)	(210)	(227)
General administrative expenses	(185)	(175)	(141)	(195)	(188)
Personnel	(87)	(75)	(65)	(81)	(92)
Other general administrative expenses	(98)	(100)	(75)	(114)	(96)
Depreciation and amortisation	(35)	(36)	(28)	(15)	(39)

Net operating income	(716)	(428)	(638)	(454)	(856)

Net loan-loss provisions	2	9	(38)	76	(38)
Other income	(126)	(232)	(197)	(293)	(91)

Profit before taxes (w/o capital gains)	(840)	(651)	(873)	(670)	(985)

Tax on profit	352	286	400	383	272

Profit from continuing operations (w/o capital gains)	(489)	(365)	(473)	(287)	(712)

Net profit from discontinued operations	—	—	(3)	(11)	(10)

Consolidated profit (w/o capital gains)	(489)	(365)	(476)	(298)	(723)

Minority interests	(4)	1	(10)	7	(1)

Attributable profit to the Group (w/o capital gains)	(485)	(366)	(466)	(306)	(722)

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group	(485)	(366)	(466)	(306)	(722)

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Trading portfolio (w/o loans)	2,763	4,120	4,194	4,331	5,146
Available-for-sale financial assets	16,930	24,233	27,349	26,870	22,467
Investments	106	48	31	32	33
Goodwill	20,719	23,192	23,474	22,865	23,602
Liquidity lent to the Group	77,647	68,585	56,506	49,677	49,480
Capital assigned to Group areas	52,576	50,287	50,911	52,448	58,705
Other assets	88,852	89,701	68,225	64,511	79,940

Total assets/liabilities & shareholders’ equity	259,594	260,166	230,691	220,733	239,373

Customer deposits*	2,748	1,221	1,081	3,216	10,197
Marketable debt securities*	98,807	93,266	86,032	83,094	80,077
Subordinated debt	23,327	23,463	20,121	19,131	16,047
Other liabilities	65,264	77,037	58,561	50,106	59,168
Group capital and reserves***	69,447	65,180	64,895	65,186	73,883

Other customer funds under management	—	—	—	—	—

Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—

Customer funds under management	124,882	117,950	107,234	105,442	106,321

*	Including all on-balance sheet balances for this item

**	Not including profit of the year

Spain
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	1,800	1,918	(117)	(6.1)

Net fees	631	642	(11)	(1.7)
Gains (losses) on financial transactions	285	88	196	222.4
Other operating income*	43	61	(18)	(29.6)

Gross income	2,759	2,709	50	1.8

Operating expenses	(1,022)	(1,011)	(11)	1.1
General administrative expenses	(922)	(920)	(2)	0.2
Personnel	(601)	(610)	9	(1.5)
Other general administrative expenses	(321)	(310)	(11)	3.7
Depreciation and amortisation	(100)	(91)	(9)	9.7

Net operating income	1,738	1,699	39	2.3

Net loan-loss provisions	(327)	(305)	(22)	7.2
Other income	(10)	(6)	(5)	85.1

Profit before taxes	1,400	1,388	12	0.9

Tax on profit	(381)	(376)	(5)	1.4

Profit from continuing operations	1,019	1,012	7	0.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,019	1,012	7	0.7

Minority interests	22	22	0	0.8

Attributable profit to the Group	997	990	7	0.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount		%
Balance sheet
Customer loans**	234,551	248,849	(14,298)		(5.7)
Trading portfolio (w/o loans)	56,654	65,891	(9,237)		(14.0)
Available-for-sale financial assets	17,136	14,337	2,799		19.5
Due from credit institutions**	56,388	53,995	2,393		4.4
Intangible assets and property and equipment	3,992	3,588	404		11.3
Other assets	15,046	12,182	2,865		23.5

Total assets/liabilities & shareholders’ equity	383,767	398,842	(15,075)		(3.8)

Customer deposits**	165,806	143,291	22,514		15.7
Marketable debt securities**	32,030	35,727	(3,697)		(10.3)
Subordinated debt**	1,752	1,442	310		21.5
Insurance liabilities	5,456	10,366	(4,910)		(47.4)
Due to credit institutions**	55,262	41,761	13,501		32.3
Other liabilities	104,918	146,350	(41,432)		(28.3)
Shareholders’ equity***	18,544	19,905	(1,362)		(6.8)

Other customer funds under management	59,773	63,049	(3,276)		(5.2)

Mutual funds	40,271	41,042	(771)		(1.9)
Pension funds	9,826	9,273	553		6.0
Managed portfolios	5,388	3,788	1,601		42.3
Savings-insurance policies	4,288	8,947	(4,659)		(52.1)

Customer funds under management	259,360	243,509	15,851		6.5

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	21.36	20.92	0.44	p.
Efficiency ratio (with amortisations)	37.0	37.3	(0.3	p.)
NPL ratio	3.59	2.40	1.19	p.
NPL coverage	68	81	(12	p.)
Number of employees (direct & indirect)	33,253	33,932	(679)		(2.0)
Number of branches	4,866	4,995	(129)		(2.6)

Spain
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	1,918	1,891	1,839	1,749	1,800

Net fees	642	722	591	570	631
Gains (losses) on financial transactions	88	163	211	104	285
Other operating income*	61	91	48	91	43

Gross income	2,709	2,867	2,689	2,514	2,759

Operating expenses	(1,011)	(1,010)	(1,002)	(1,041)	(1,022)
General administrative expenses	(920)	(917)	(910)	(946)	(922)
Personnel	(610)	(604)	(599)	(583)	(601)
Other general administrative expenses	(310)	(313)	(312)	(363)	(321)
Depreciation and amortisation	(91)	(93)	(92)	(95)	(100)

Net operating income	1,699	1,857	1,687	1,473	1,738

Net loan-loss provisions	(305)	(350)	(306)	(304)	(327)
Other income	(6)	(9)	(61)	(52)	(10)

Profit before taxes	1,388	1,498	1,321	1,117	1,400

Tax on profit	(376)	(390)	(356)	(331)	(381)

Profit from continuing operations	1,012	1,108	964	785	1,019

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	1,012	1,108	964	785	1,019

Minority interests	22	23	20	13	22

Attributable profit to the Group	990	1,085	944	772	997

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Balance sheet
Customer loans**	248,849	248,608	240,896	237,885	234,551
Trading portfolio (w/o loans)	65,891	58,928	49,650	47,869	56,654
Available-for-sale financial assets	14,337	15,748	15,212	15,656	17,136
Due from credit institutions**	53,995	51,057	45,239	58,844	56,388
Intangible assets and property and equipment	3,588	3,590	3,583	4,025	3,992
Other assets	12,182	14,290	16,283	14,380	15,046

Total assets/liabilities & shareholders’ equity	398,842	392,221	370,863	378,660	383,767

Customer deposits**	143,291	141,877	141,195	155,425	165,806
Marketable debt securities**	35,727	36,989	37,615	34,022	32,030
Subordinated debt**	1,442	1,791	1,751	1,811	1,752
Insurance liabilities	10,366	10,950	11,881	5,448	5,456
Due to credit institutions**	41,761	54,554	50,887	63,039	55,262
Other liabilities	146,350	127,280	108,825	100,292	104,918
Shareholders’ equity***	19,905	18,780	18,709	18,622	18,544

Other customer funds under management	63,049	63,785	65,573	60,098	59,773

Mutual funds	41,042	40,619	40,646	40,616	40,271
Pension funds	9,273	9,412	9,753	9,912	9,826
Managed portfolios	3,788	4,175	4,731	5,377	5,388
Savings-insurance policies	8,947	9,580	10,443	4,193	4,288

Customer funds under management	243,509	244,443	246,134	251,356	259,360

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	2.40	2.72	2.98	3.41	3.59
NPL coverage	81	71	67	73	68

Retail Banking
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	7,063	6,000	1,063	17.7

Net fees	1,912	1,777	134	7.5
Gains (losses) on financial transactions	259	362	(103)	(28.4)
Other operating income*	(39)	30	(70)	—

Gross income	9,194	8,169	1,025	12.6

Operating expenses	(3,624)	(3,368)	(255)	7.6
General administrative expenses	(3,249)	(3,052)	(196)	6.4
Personnel	(1,860)	(1,761)	(99)	5.6
Other general administrative expenses	(1,389)	(1,292)	(98)	7.6
Depreciation and amortisation	(375)	(316)	(59)	18.6

Net operating income	5,571	4,801	770	16.0

Net loan-loss provisions	(2,448)	(2,195)	(254)	11.6
Other income	(284)	(166)	(118)	71.1

Profit before taxes	2,838	2,440	399	16.3

Tax on profit	(652)	(638)	(14)	2.1

Profit from continuing operations	2,186	1,801	385	21.4

Net profit from discontinued operations	(2)	67	(68)	—

Consolidated profit	2,185	1,868	317	16.9

Minority interests	136	71	65	92.2

Attributable profit to the Group	2,049	1,798	252	14.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount	%
Business volumes
Total assets	836,404	812,114	24,289	3.0
Customer loans	620,274	607,782	12,492	2.1
Customer deposits	468,309	415,376	52,933	12.7

Retail Banking
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	6,000	6,473	6,613	6,715	7,063

Net fees	1,777	1,906	1,945	1,898	1,912
Gains (losses) on financial transactions	362	295	389	329	259
Other operating income*	30	(39)	(29)	(45)	(39)

Gross income	8,169	8,635	8,918	8,896	9,194

Operating expenses	(3,368)	(3,505)	(3,535)	(3,636)	(3,624)
General administrative expenses	(3,052)	(3,164)	(3,188)	(3,277)	(3,249)
Personnel	(1,761)	(1,819)	(1,804)	(1,852)	(1,860)
Other general administrative expenses	(1,292)	(1,345)	(1,383)	(1,426)	(1,389)
Depreciation and amortisation	(316)	(341)	(347)	(358)	(375)

Net operating income	4,801	5,130	5,384	5,261	5,571

Net loan-loss provisions	(2,195)	(2,452)	(2,542)	(2,387)	(2,448)
Other income	(166)	(223)	(230)	(193)	(284)

Profit before taxes	2,440	2,456	2,612	2,680	2,838

Tax on profit	(638)	(528)	(613)	(675)	(652)

Profit from continuing operations	1,801	1,928	1,999	2,005	2,186

Net profit from discontinued operations	67	(6)	(4)	(11)	(2)

Consolidated profit	1,868	1,921	1,995	1,994	2,185

Minority interests	71	76	75	140	136

Attributable profit to the Group	1,798	1,845	1,920	1,854	2,049

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Business volumes
Total assets	812,114	824,287	781,421	813,517	836,404
Customer loans	607,782	619,741	598,750	618,417	620,274
Customer deposits	415,376	429,976	426,558	450,942	468,309

Retail Banking Continental Europe
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	2,624	2,579	45	1.8

Net fees	778	779	(1)	(0.1)
Gains (losses) on financial transactions	87	110	(23)	(20.8)
Other operating income*	9	25	(17)	(65.4)

Gross income	3,499	3,494	5	0.1

Operating expenses	(1,293)	(1,294)	1	(0.1)
General administrative expenses	(1,169)	(1,172)	2	(0.2)
Personnel	(729)	(738)	9	(1.3)
Other general administrative expenses	(440)	(433)	(7)	1.6
Depreciation and amortisation	(123)	(122)	(1)	0.9

Net operating income	2,206	2,200	6	0.3

Net loan-loss provisions	(793)	(771)	(23)	2.9
Other income	(23)	9	(32)	—

Profit before taxes	1,389	1,438	(48)	(3.4)

Tax on profit	(371)	(373)	3	(0.7)

Profit from continuing operations	1,019	1,064	(46)	(4.3)

Net profit from discontinued operations	(2)	(18)	16	(91.4)

Consolidated profit	1,017	1,047	(29)	(2.8)

Minority interests	26	25	1	2.6

Attributable profit to the Group	992	1,022	(30)	(2.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	2,579	2,651	2,614	2,521	2,624

Net fees	779	785	777	766	778
Gains (losses) on financial transactions	110	83	73	58	87
Other operating income*	25	26	(7)	19	9

Gross income	3,494	3,545	3,457	3,363	3,499

Operating expenses	(1,294)	(1,301)	(1,280)	(1,323)	(1,293)
General administrative expenses	(1,172)	(1,180)	(1,158)	(1,192)	(1,169)
Personnel	(738)	(732)	(720)	(724)	(729)
Other general administrative expenses	(433)	(448)	(439)	(468)	(440)
Depreciation and amortisation	(122)	(121)	(122)	(132)	(123)

Net operating income	2,200	2,244	2,176	2,040	2,206

Net loan-loss provisions	(771)	(825)	(793)	(756)	(793)
Other income	9	(7)	(62)	(49)	(23)

Profit before taxes	1,438	1,411	1,322	1,235	1,389

Tax on profit	(373)	(350)	(346)	(361)	(371)

Profit from continuing operations	1,064	1,061	976	874	1,019

Net profit from discontinued operations	(18)	(10)	(5)	(12)	(2)

Consolidated profit	1,047	1,051	970	862	1,017

Minority interests	25	26	22	14	26

Attributable profit to the Group	1,022	1,025	948	847	992

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	1,603	1,629	(27)	(1.6)

Net fees	488	500	(13)	(2.5)
Gains (losses) on financial transactions	75	91	(17)	(18.2)
Other operating income*	1	3	(1)	(49.3)

Gross income	2,166	2,224	(57)	(2.6)

Operating expenses	(859)	(870)	11	(1.3)
General administrative expenses	(780)	(792)	12	(1.6)
Personnel	(517)	(530)	13	(2.5)
Other general administrative expenses	(263)	(262)	(1)	0.3
Depreciation and amortisation	(79)	(78)	(1)	1.8

Net operating income	1,308	1,354	(46)	(3.4)

Net loan-loss provisions	(349)	(300)	(49)	16.3
Other income	(10)	(1)	(9)	705.6

Profit before taxes	948	1,052	(104)	(9.9)

Tax on profit	(258)	(283)	25	(8.9)

Profit from continuing operations	690	769	(79)	(10.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	690	769	(79)	(10.3)

Minority interests	21	20	1	3.4

Attributable profit to the Group	669	749	(80)	(10.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	1,629	1,649	1,616	1,560	1,603

Net fees	500	498	471	478	488
Gains (losses) on financial transactions	91	93	77	60	75
Other operating income*	3	20	(9)	12	1

Gross income	2,224	2,259	2,154	2,110	2,166

Operating expenses	(870)	(868)	(862)	(882)	(859)
General administrative expenses	(792)	(789)	(783)	(801)	(780)
Personnel	(530)	(524)	(519)	(501)	(517)
Other general administrative expenses	(262)	(265)	(265)	(299)	(263)
Depreciation and amortisation	(78)	(79)	(78)	(81)	(79)

Net operating income	1,354	1,391	1,293	1,228	1,308

Net loan-loss provisions	(300)	(345)	(319)	(335)	(349)
Other income	(1)	(8)	(50)	(36)	(10)

Profit before taxes	1,052	1,037	924	856	948

Tax on profit	(283)	(265)	(248)	(256)	(258)

Profit from continuing operations	769	771	677	600	690

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	769	771	677	600	690

Minority interests	20	22	19	12	21

Attributable profit to the Group	749	749	658	588	669

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	174	196	(21)	(10.9)

Net fees	72	72	0	0.6
Gains (losses) on financial transactions	12	0	12	—
Other operating income*	3	8	(5)	(63.3)

Gross income	261	275	(14)	(5.2)

Operating expenses	(119)	(121)	2	(1.3)
General administrative expenses	(103)	(105)	2	(1.7)
Personnel	(71)	(72)	1	(1.6)
Other general administrative expenses	(32)	(32)	1	(2.1)
Depreciation and amortisation	(17)	(16)	(0)	1.6

Net operating income	142	154	(13)	(8.2)

Net loan-loss provisions	(15)	(12)	(3)	21.9
Other income	(8)	(6)	(2)	33.0

Profit before taxes	118	136	(17)	(12.8)

Tax on profit	(18)	(23)	5	(22.3)

Profit from continuing operations	100	113	(12)	(10.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	100	113	(12)	(10.8)

Minority interests	0	0	(0)	(39.0)

Attributable profit to the Group	100	112	(12)	(10.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	196	185	183	179	174

Net fees	72	65	77	72	72
Gains (losses) on financial transactions	0	15	12	9	12
Other operating income*	8	3	(1)	5	3

Gross income	275	268	270	265	261

Operating expenses	(121)	(124)	(131)	(129)	(119)
General administrative expenses	(105)	(107)	(114)	(109)	(103)
Personnel	(72)	(73)	(77)	(74)	(71)
Other general administrative expenses	(32)	(34)	(37)	(35)	(32)
Depreciation and amortisation	(16)	(17)	(17)	(20)	(17)

Net operating income	154	144	139	137	142

Net loan-loss provisions	(12)	(31)	(19)	(29)	(15)
Other income	(6)	15	(4)	6	(8)

Profit before taxes	136	128	116	114	118

Tax on profit	(23)	(12)	(16)	(20)	(18)

Profit from continuing operations	113	116	100	93	100

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	113	116	100	93	100

Minority interests	0	0	0	0	0

Attributable profit to the Group	112	116	100	93	100

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.35	2.15	2.12	1.95	1.85

Spread loans	1.61	1.70	1.72	1.73	1.76
Spread deposits	0.74	0.45	0.40	0.22	0.09

Retail Banking United Kingdom
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	1,057	871	186	21.4

Net fees	209	221	(11)	(5.2)
Gains (losses) on financial transactions	(3)	42	(45)	—
Other operating income*	6	7	(1)	(17.9)

Gross income	1,269	1,141	129	11.3

Operating expenses	(510)	(510)	1	(0.1)
General administrative expenses	(439)	(459)	20	(4.4)
Personnel	(264)	(274)	10	(3.7)
Other general administrative expenses	(175)	(185)	10	(5.4)
Depreciation and amortisation	(71)	(51)	(20)	38.5

Net operating income	760	630	129	20.5

Net loan-loss provisions	(232)	(210)	(22)	10.6
Other income	(5)	1	(6)	—

Profit before taxes	522	422	101	23.9

Tax on profit	(150)	(104)	(45)	43.3

Profit from continuing operations	373	317	56	17.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	373	317	56	17.5

Minority interests	0	—	0	—

Attributable profit to the Group	373	317	56	17.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	871	972	996	983	1,057

Net fees	221	231	259	214	209
Gains (losses) on financial transactions	42	(2)	(14)	38	(3)
Other operating income*	7	6	5	5	6

Gross income	1,141	1,207	1,245	1,239	1,269

Operating expenses	(510)	(528)	(520)	(499)	(510)
General administrative expenses	(459)	(467)	(461)	(443)	(439)
Personnel	(274)	(273)	(272)	(267)	(264)
Other general administrative expenses	(185)	(194)	(190)	(176)	(175)
Depreciation and amortisation	(51)	(61)	(59)	(56)	(71)

Net operating income	630	679	725	740	760

Net loan-loss provisions	(210)	(244)	(231)	(224)	(232)
Other income	1	0	0	(0)	(5)

Profit before taxes	422	435	495	516	522

Tax on profit	(104)	(114)	(139)	(168)	(150)

Profit from continuing operations	317	321	356	348	373

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	317	321	356	348	373

Minority interests	—	—	0	0	0

Attributable profit to the Group	317	321	356	348	373

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.04	2.22	2.25	2.31	2.31

Spread loans	1.13	1.44	1.67	1.82	1.90
Spread deposits	0.91	0.78	0.58	0.49	0.41

Retail Banking United Kingdom
Million pound sterling

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	938	791	147	18.6

Net fees	186	200	(15)	(7.4)
Gains (losses) on financial transactions	(3)	38	(41)	—
Other operating income*	5	6	(1)	(19.7)

Gross income	1,126	1,036	91	8.7

Operating expenses	(452)	(463)	11	(2.4)
General administrative expenses	(390)	(417)	27	(6.6)
Personnel	(234)	(249)	15	(5.9)
Other general administrative expenses	(156)	(168)	13	(7.6)
Depreciation and amortisation	(63)	(46)	(16)	35.3

Net operating income	674	572	102	17.8

Net loan-loss provisions	(206)	(190)	(15)	8.1
Other income	(5)	1	(6)	—

Profit before taxes	464	383	81	21.1

Tax on profit	(133)	(95)	(38)	40.1

Profit from continuing operations	331	288	43	14.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	331	288	43	14.8

Minority interests	0	—	0	—

Attributable profit to the Group	331	288	43	14.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million pound sterling

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	791	855	868	888	938

Net fees	200	203	226	194	186
Gains (losses) on financial transactions	38	(3)	(13)	34	(3)
Other operating income*	6	6	4	5	5

Gross income	1,036	1,061	1,085	1,120	1,126

Operating expenses	(463)	(464)	(452)	(451)	(452)
General administrative expenses	(417)	(410)	(401)	(401)	(390)
Personnel	(249)	(240)	(236)	(241)	(234)
Other general administrative expenses	(168)	(170)	(165)	(159)	(156)
Depreciation and amortisation	(46)	(54)	(51)	(51)	(63)

Net operating income	572	597	632	668	674

Net loan-loss provisions	(190)	(215)	(201)	(202)	(206)
Other income	1	0	0	(0)	(5)

Profit before taxes	383	383	431	466	464

Tax on profit	(95)	(101)	(121)	(151)	(133)

Profit from continuing operations	288	282	310	314	331

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	288	282	310	314	331

Minority interests	—	—	0	0	0

Attributable profit to the Group	288	282	310	314	331

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	2,972	2,347	625	26.6

Net fees	829	708	121	17.1
Gains (losses) on financial transactions	169	219	(50)	(23.0)
Other operating income*	(37)	4	(42)	—

Gross income	3,932	3,278	654	19.9

Operating expenses	(1,602)	(1,373)	(229)	16.7
General administrative expenses	(1,448)	(1,253)	(195)	15.6
Personnel	(760)	(644)	(116)	18.0
Other general administrative expenses	(688)	(609)	(80)	13.1
Depreciation and amortisation	(154)	(120)	(34)	27.9

Net operating income	2,330	1,905	425	22.3

Net loan-loss provisions	(1,257)	(1,121)	(136)	12.1
Other income	(247)	(175)	(72)	41.4

Profit before taxes	827	610	217	35.5

Tax on profit	(98)	(170)	72	(42.5)

Profit from continuing operations	729	439	289	65.8

Net profit from discontinued operations	—	84	(84)	(100.0)

Consolidated profit	729	524	205	39.1

Minority interests	110	46	64	141.2

Attributable profit to the Group	619	478	140	29.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	2,347	2,543	2,706	2,858	2,972

Net fees	708	781	806	820	829
Gains (losses) on financial transactions	219	175	313	268	169
Other operating income*	4	(18)	(4)	(60)	(37)

Gross income	3,278	3,481	3,821	3,886	3,932

Operating expenses	(1,373)	(1,431)	(1,508)	(1,595)	(1,602)
General administrative expenses	(1,253)	(1,305)	(1,372)	(1,455)	(1,448)
Personnel	(644)	(686)	(697)	(753)	(760)
Other general administrative expenses	(609)	(618)	(674)	(703)	(688)
Depreciation and amortisation	(120)	(127)	(137)	(139)	(154)

Net operating income	1,905	2,050	2,313	2,291	2,330

Net loan-loss provisions	(1,121)	(1,206)	(1,362)	(1,262)	(1,257)
Other income	(175)	(215)	(150)	(106)	(247)

Profit before taxes	610	628	800	923	827

Tax on profit	(170)	(76)	(130)	(143)	(98)

Profit from continuing operations	439	552	670	780	729

Net profit from discontinued operations	84	3	1	1	—

Consolidated profit	524	556	671	781	729

Minority interests	46	50	53	125	110

Attributable profit to the Group	478	506	618	656	619

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	4,107	3,055	1,051	34.4

Net fees	1,146	922	224	24.3
Gains (losses) on financial transactions	233	285	(52)	(18.3)
Other operating income*	(52)	6	(58)	—

Gross income	5,434	4,268	1,165	27.3

Operating expenses	(2,214)	(1,788)	(426)	23.8
General administrative expenses	(2,001)	(1,631)	(370)	22.7
Personnel	(1,050)	(838)	(211)	25.2
Other general administrative expenses	(951)	(793)	(159)	20.0
Depreciation and amortisation	(213)	(157)	(56)	35.7

Net operating income	3,220	2,480	739	29.8

Net loan-loss provisions	(1,737)	(1,459)	(277)	19.0
Other income	(341)	(227)	(114)	50.1

Profit before taxes	1,142	794	348	43.9

Tax on profit	(135)	(222)	87	(39.0)

Profit from continuing operations	1,007	572	435	76.0

Net profit from discontinued operations	—	110	(110)	(100.0)

Consolidated profit	1,007	682	325	47.6

Minority interests	152	59	93	156.0

Attributable profit to the Group	855	623	232	37.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	3,055	3,455	3,848	4,178	4,107

Net fees	922	1,061	1,147	1,202	1,146
Gains (losses) on financial transactions	285	239	440	391	233
Other operating income*	6	(24)	(5)	(84)	(52)

Gross income	4,268	4,731	5,429	5,687	5,434

Operating expenses	(1,788)	(1,946)	(2,148)	(2,333)	(2,214)
General administrative expenses	(1,631)	(1,774)	(1,953)	(2,129)	(2,001)
Personnel	(838)	(933)	(994)	(1,101)	(1,050)
Other general administrative expenses	(793)	(841)	(959)	(1,028)	(951)
Depreciation and amortisation	(157)	(172)	(194)	(204)	(213)

Net operating income	2,480	2,785	3,282	3,354	3,220

Net loan-loss provisions	(1,459)	(1,639)	(1,933)	(1,854)	(1,737)
Other income	(227)	(292)	(218)	(161)	(341)

Profit before taxes	794	854	1,131	1,339	1,142

Tax on profit	(222)	(106)	(186)	(209)	(135)

Profit from continuing operations	572	748	945	1,129	1,007

Net profit from discontinued operations	110	7	5	3	—

Consolidated profit	682	756	950	1,133	1,007

Minority interests	59	68	75	178	152

Attributable profit to the Group	623	688	875	955	855

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	2,102	1,543	559	36.2

Net fees	528	420	108	25.7
Gains (losses) on financial transactions	130	103	27	26.3
Other operating income*	(23)	20	(43)	—

Gross income	2,736	2,086	651	31.2

Operating expenses	(1,094)	(886)	(208)	23.5
General administrative expenses	(992)	(809)	(183)	22.6
Personnel	(507)	(402)	(106)	26.3
Other general administrative expenses	(485)	(408)	(77)	18.9
Depreciation and amortisation	(102)	(76)	(25)	32.8

Net operating income	1,642	1,200	443	36.9

Net loan-loss provisions	(959)	(702)	(257)	36.6
Other income	(222)	(165)	(57)	34.2

Profit before taxes	462	332	129	38.9

Tax on profit	(53)	(140)	87	(62.2)

Profit from continuing operations	409	193	216	112.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	409	193	216	112.1

Minority interests	59	2	57	—

Attributable profit to the Group	350	191	159	83.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	1,543	1,722	1,907	2,045	2,102

Net fees	420	480	516	525	528
Gains (losses) on financial transactions	103	38	253	185	130
Other operating income*	20	(9)	1	(52)	(23)

Gross income	2,086	2,231	2,677	2,703	2,736

Operating expenses	(886)	(950)	(1,019)	(1,105)	(1,094)
General administrative expenses	(809)	(871)	(933)	(1,019)	(992)
Personnel	(402)	(439)	(455)	(504)	(507)
Other general administrative expenses	(408)	(432)	(478)	(515)	(485)
Depreciation and amortisation	(76)	(79)	(86)	(86)	(102)

Net operating income	1,200	1,281	1,658	1,598	1,642

Net loan-loss provisions	(702)	(792)	(1,044)	(990)	(959)
Other income	(165)	(209)	(142)	(113)	(222)

Profit before taxes	332	280	472	494	462

Tax on profit	(140)	(26)	(77)	(140)	(53)

Profit from continuing operations	193	253	396	355	409

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	193	253	396	355	409

Minority interests	2	5	7	53	59

Attributable profit to the Group	191	248	389	302	350

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	17.01	17.43	16.68	16.02	16.13

Spread loans	15.94	16.39	15.81	15.12	15.26
Spread deposits	1.07	1.04	0.87	0.90	0.87

Retail Banking Brazil
Million dollars

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	2,905	2,009	896	44.6

Net fees	729	547	183	33.4
Gains (losses) on financial transactions	179	134	46	34.0
Other operating income*	(32)	26	(58)	—

Gross income	3,781	2,716	1,066	39.2

Operating expenses	(1,512)	(1,154)	(358)	31.0
General administrative expenses	(1,371)	(1,054)	(317)	30.1
Personnel	(701)	(523)	(178)	34.0
Other general administrative expenses	(670)	(531)	(139)	26.2
Depreciation and amortisation	(140)	(100)	(41)	41.0

Net operating income	2,270	1,562	708	45.3

Net loan-loss provisions	(1,325)	(914)	(411)	45.0
Other income	(306)	(215)	(91)	42.4

Profit before taxes	638	433	205	47.4

Tax on profit	(73)	(182)	109	(59.9)

Profit from continuing operations	565	251	314	125.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	565	251	314	125.1

Minority interests	81	3	78	—

Attributable profit to the Group	484	248	236	94.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	2,009	2,338	2,707	2,982	2,905

Net fees	547	652	733	767	729
Gains (losses) on financial transactions	134	54	349	268	179
Other operating income*	26	(12)	2	(72)	(32)

Gross income	2,716	3,032	3,791	3,946	3,781

Operating expenses	(1,154)	(1,291)	(1,450)	(1,613)	(1,512)
General administrative expenses	(1,054)	(1,183)	(1,327)	(1,487)	(1,371)
Personnel	(523)	(596)	(647)	(735)	(701)
Other general administrative expenses	(531)	(587)	(680)	(752)	(670)
Depreciation and amortisation	(100)	(108)	(123)	(126)	(140)

Net operating income	1,562	1,741	2,341	2,333	2,270

Net loan-loss provisions	(914)	(1,075)	(1,472)	(1,445)	(1,325)
Other income	(215)	(284)	(205)	(172)	(306)

Profit before taxes	433	382	664	716	638

Tax on profit	(182)	(39)	(110)	(201)	(73)

Profit from continuing operations	251	343	554	516	565

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	251	343	554	516	565

Minority interests	3	7	10	73	81

Attributable profit to the Group	248	336	544	442	484

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	5,234	4,656	578	12.4

Net fees	1,314	1,267	47	3.7
Gains (losses) on financial transactions	323	310	13	4.2
Other operating income*	(58)	60	(118)	—

Gross income	6,813	6,293	520	8.3

Operating expenses	(2,724)	(2,673)	(50)	1.9
General administrative expenses	(2,471)	(2,443)	(28)	1.1
Personnel	(1,263)	(1,212)	(51)	4.2
Other general administrative expenses	(1,207)	(1,230)	23	(1.9)
Depreciation and amortisation	(253)	(231)	(22)	9.6

Net operating income	4,089	3,620	469	13.0

Net loan-loss provisions	(2,388)	(2,119)	(269)	12.7
Other income	(552)	(499)	(54)	10.7

Profit before taxes	1,149	1,003	146	14.6

Tax on profit	(131)	(421)	290	(68.8)

Profit from continuing operations	1,018	582	436	75.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,018	582	436	75.0

Minority interests	146	6	140	—

Attributable profit to the Group	872	575	296	51.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	4,656	4,866	5,097	5,285	5,234

Net fees	1,267	1,359	1,377	1,350	1,314
Gains (losses) on financial transactions	310	100	701	484	323
Other operating income*	60	(29)	2	(145)	(58)

Gross income	6,293	6,296	7,177	6,974	6,813

Operating expenses	(2,673)	(2,681)	(2,715)	(2,851)	(2,724)
General administrative expenses	(2,443)	(2,457)	(2,485)	(2,631)	(2,471)
Personnel	(1,212)	(1,240)	(1,209)	(1,301)	(1,263)
Other general administrative expenses	(1,230)	(1,218)	(1,276)	(1,330)	(1,207)
Depreciation and amortisation	(231)	(223)	(230)	(219)	(253)

Net operating income	3,620	3,615	4,462	4,123	4,089

Net loan-loss provisions	(2,119)	(2,239)	(2,815)	(2,557)	(2,388)
Other income	(499)	(594)	(367)	(277)	(552)

Profit before taxes	1,003	782	1,279	1,289	1,149

Tax on profit	(421)	(63)	(202)	(368)	(131)

Profit from continuing operations	582	719	1,078	920	1,018

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	582	719	1,078	920	1,018

Minority interests	6	14	19	144	146

Attributable profit to the Group	575	705	1,059	776	872

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	337	356	(19)	(5.3)

Net fees	103	101	2	1.8
Gains (losses) on financial transactions	(1)	38	(39)	—
Other operating income*	(13)	(13)	(0)	2.5

Gross income	425	482	(56)	(11.7)

Operating expenses	(184)	(177)	(7)	4.0
General administrative expenses	(163)	(159)	(3)	2.0
Personnel	(84)	(80)	(4)	5.0
Other general administrative expenses	(78)	(79)	1	(1.0)
Depreciation and amortisation	(21)	(17)	(4)	22.7

Net operating income	242	305	(63)	(20.8)

Net loan-loss provisions	(133)	(215)	82	(38.2)
Other income	(10)	(4)	(6)	140.4

Profit before taxes	99	86	13	15.1

Tax on profit	5	(5)	10	—

Profit from continuing operations	103	80	23	28.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	103	80	23	28.6

Minority interests	27	21	6	29.8

Attributable profit to the Group	77	60	17	28.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	356	329	327	324	337

Net fees	101	112	106	102	103
Gains (losses) on financial transactions	38	75	28	28	(1)
Other operating income*	(13)	(8)	(7)	(6)	(13)

Gross income	482	508	454	447	425

Operating expenses	(177)	(174)	(176)	(177)	(184)
General administrative expenses	(159)	(153)	(156)	(157)	(163)
Personnel	(80)	(85)	(80)	(82)	(84)
Other general administrative expenses	(79)	(68)	(76)	(74)	(78)
Depreciation and amortisation	(17)	(21)	(20)	(20)	(21)

Net operating income	305	334	279	270	242

Net loan-loss provisions	(215)	(229)	(172)	(150)	(133)
Other income	(4)	(9)	(11)	(2)	(10)

Profit before taxes	86	97	95	118	99

Tax on profit	(5)	(13)	(12)	31	5

Profit from continuing operations	80	84	83	150	103

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	80	84	83	150	103

Minority interests	21	22	22	38	27

Attributable profit to the Group	60	62	62	112	77

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	14.19	13.35	12.49	12.28	12.08

Spread loans	10.83	10.77	10.40	10.21	10.03
Spread deposits	3.36	2.58	2.09	2.07	2.05

Retail Banking Mexico
Million dollars

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	465	463	2	0.5

Net fees	142	131	11	8.1
Gains (losses) on financial transactions	(1)	49	(51)	—
Other operating income*	(18)	(17)	(1)	8.8

Gross income	588	627	(39)	(6.3)

Operating expenses	(254)	(230)	(24)	10.4
General administrative expenses	(225)	(207)	(17)	8.3
Personnel	(117)	(105)	(12)	11.4
Other general administrative expenses	(108)	(103)	(5)	5.1
Depreciation and amortisation	(29)	(22)	(7)	30.3

Net operating income	334	397	(63)	(15.9)

Net loan-loss provisions	(184)	(280)	96	(34.4)
Other income	(14)	(5)	(8)	155.1

Profit before taxes	136	112	25	22.2

Tax on profit	7	(7)	13	—

Profit from continuing operations	143	105	38	36.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	143	105	38	36.5

Minority interests	37	27	10	37.7

Attributable profit to the Group	106	78	28	36.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	463	448	469	477	465

Net fees	131	152	151	150	142
Gains (losses) on financial transactions	49	101	42	42	(1)
Other operating income*	(17)	(11)	(10)	(9)	(18)

Gross income	627	691	651	660	588

Operating expenses	(230)	(237)	(251)	(260)	(254)
General administrative expenses	(207)	(208)	(223)	(230)	(225)
Personnel	(105)	(115)	(114)	(121)	(117)
Other general administrative expenses	(103)	(93)	(109)	(109)	(108)
Depreciation and amortisation	(22)	(29)	(28)	(29)	(29)

Net operating income	397	454	401	401	334

Net loan-loss provisions	(280)	(311)	(250)	(226)	(184)
Other income	(5)	(12)	(15)	(3)	(14)

Profit before taxes	112	131	136	172	136

Tax on profit	(7)	(17)	(17)	43	7

Profit from continuing operations	105	115	119	215	143

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	105	115	119	215	143

Minority interests	27	30	31	54	37

Attributable profit to the Group	78	84	88	161	106

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million new mexican peso

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	5,940	6,667	(726)	(10.9)

Net fees	1,809	1,887	(79)	(4.2)
Gains (losses) on financial transactions	(14)	712	(727)	—
Other operating income*	(231)	(239)	8	(3.5)

Gross income	7,503	9,027	(1,523)	(16.9)

Operating expenses	(3,240)	(3,309)	69	(2.1)
General administrative expenses	(2,867)	(2,986)	119	(4.0)
Personnel	(1,490)	(1,508)	18	(1.2)
Other general administrative expenses	(1,377)	(1,477)	101	(6.8)
Depreciation and amortisation	(373)	(323)	(50)	15.5

Net operating income	4,264	5,718	(1,454)	(25.4)

Net loan-loss provisions	(2,347)	(4,034)	1,687	(41.8)
Other income	(177)	(78)	(99)	126.2

Profit before taxes	1,740	1,605	134	8.4

Tax on profit	85	(98)	183	—

Profit from continuing operations	1,824	1,507	317	21.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,824	1,507	317	21.0

Minority interests	473	388	86	22.1

Attributable profit to the Group	1,351	1,120	231	20.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million new mexican peso

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	6,667	5,954	6,213	6,243	5,940

Net fees	1,887	2,036	2,007	1,962	1,809
Gains (losses) on financial transactions	712	1,374	542	541	(14)
Other operating income*	(239)	(139)	(135)	(114)	(231)

Gross income	9,027	9,225	8,627	8,632	7,503

Operating expenses	(3,309)	(3,152)	(3,330)	(3,403)	(3,240)
General administrative expenses	(2,986)	(2,769)	(2,960)	(3,019)	(2,867)
Personnel	(1,508)	(1,533)	(1,516)	(1,587)	(1,490)
Other general administrative expenses	(1,477)	(1,236)	(1,444)	(1,431)	(1,377)
Depreciation and amortisation	(323)	(383)	(370)	(384)	(373)

Net operating income	5,718	6,073	5,296	5,230	4,264

Net loan-loss provisions	(4,034)	(4,150)	(3,288)	(2,926)	(2,347)
Other income	(78)	(163)	(200)	(39)	(177)

Profit before taxes	1,605	1,759	1,808	2,265	1,740

Tax on profit	(98)	(230)	(227)	584	85

Profit from continuing operations	1,507	1,528	1,582	2,850	1,824

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	1,507	1,528	1,582	2,850	1,824

Minority interests	388	402	409	719	473

Attributable profit to the Group	1,120	1,127	1,173	2,131	1,351

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	309	233	76	32.5

Net fees	79	73	6	8.6
Gains (losses) on financial transactions	11	45	(35)	(76.3)
Other operating income*	(3)	(1)	(3)	447.7

Gross income	395	350	45	12.7

Operating expenses	(143)	(125)	(18)	14.2
General administrative expenses	(124)	(111)	(14)	12.4
Personnel	(75)	(68)	(7)	10.3
Other general administrative expenses	(50)	(43)	(7)	15.8
Depreciation and amortisation	(18)	(14)	(4)	27.8

Net operating income	252	226	27	11.9

Net loan-loss provisions	(111)	(128)	18	(13.8)
Other income	(7)	7	(14)	—

Profit before taxes	134	104	30	28.8

Tax on profit	(20)	(18)	(2)	13.7

Profit from continuing operations	114	87	28	31.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	114	87	28	31.9

Minority interests	24	20	5	23.4

Attributable profit to the Group	90	67	23	34.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	233	284	269	287	309

Net fees	73	74	75	76	79
Gains (losses) on financial transactions	45	26	19	16	11
Other operating income*	(1)	1	(1)	(4)	(3)

Gross income	350	384	361	374	395

Operating expenses	(125)	(134)	(131)	(132)	(143)
General administrative expenses	(111)	(118)	(115)	(116)	(124)
Personnel	(68)	(71)	(70)	(71)	(75)
Other general administrative expenses	(43)	(47)	(46)	(45)	(50)
Depreciation and amortisation	(14)	(16)	(16)	(16)	(18)

Net operating income	226	251	230	242	252

Net loan-loss provisions	(128)	(118)	(94)	(76)	(111)
Other income	7	3	2	19	(7)

Profit before taxes	104	136	138	185	134

Tax on profit	(18)	(19)	(20)	(17)	(20)

Profit from continuing operations	87	117	118	168	114

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	87	117	118	168	114

Minority interests	20	21	22	35	24

Attributable profit to the Group	67	96	96	133	90

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	7.92	7.81	7.48	7.38	7.49

Spread loans	5.90	5.89	5.61	5.26	5.24
Spread deposits	2.02	1.92	1.87	2.12	2.25

Retail Banking Chile
Million dollars

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	427	303	123	40.6

Net fees	109	94	14	15.3
Gains (losses) on financial transactions	15	59	(44)	(74.8)
Other operating income*	(5)	(1)	(4)	481.3

Gross income	546	456	90	19.6

Operating expenses	(197)	(163)	(34)	21.2
General administrative expenses	(172)	(144)	(28)	19.4
Personnel	(103)	(88)	(15)	17.1
Other general administrative expenses	(69)	(56)	(13)	22.9
Depreciation and amortisation	(25)	(19)	(7)	35.7

Net operating income	349	294	55	18.8

Net loan-loss provisions	(153)	(167)	14	(8.5)
Other income	(10)	9	(19)	—

Profit before taxes	186	136	50	36.7

Tax on profit	(28)	(23)	(5)	20.6

Profit from continuing operations	158	113	45	40.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	158	113	45	40.0

Minority interests	34	26	8	31.0

Attributable profit to the Group	124	87	37	42.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	303	385	383	420	427

Net fees	94	101	107	111	109
Gains (losses) on financial transactions	59	36	28	24	15
Other operating income*	(1)	1	(1)	(5)	(5)

Gross income	456	522	516	550	546

Operating expenses	(163)	(182)	(187)	(194)	(197)
General administrative expenses	(144)	(161)	(165)	(171)	(172)
Personnel	(88)	(97)	(100)	(104)	(103)
Other general administrative expenses	(56)	(64)	(65)	(66)	(69)
Depreciation and amortisation	(19)	(21)	(23)	(23)	(25)

Net operating income	294	340	329	356	349

Net loan-loss provisions	(167)	(161)	(136)	(115)	(153)
Other income	9	4	3	26	(10)

Profit before taxes	136	184	196	267	186

Tax on profit	(23)	(25)	(28)	(25)	(28)

Profit from continuing operations	113	159	168	242	158

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	113	159	168	242	158

Minority interests	26	29	31	50	34

Attributable profit to the Group	87	130	137	192	124

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	221,504	183,518	37,986	20.7

Net fees	56,501	57,100	(599)	(1.0)
Gains (losses) on financial transactions	7,736	35,770	(28,034)	(78.4)
Other operating income*	(2,400)	(481)	(1,919)	399.1

Gross income	283,342	275,907	7,435	2.7

Operating expenses	(102,265)	(98,283)	(3,982)	4.1
General administrative expenses	(89,220)	(87,080)	(2,139)	2.5
Personnel	(53,490)	(53,206)	(284)	0.5
Other general administrative expenses	(35,729)	(33,874)	(1,855)	5.5
Depreciation and amortisation	(13,045)	(11,202)	(1,843)	16.4

Net operating income	181,077	177,624	3,453	1.9

Net loan-loss provisions	(79,424)	(101,133)	21,710	(21.5)
Other income	(5,238)	5,661	(10,899)	—

Profit before taxes	96,415	82,151	14,264	17.4

Tax on profit	(14,335)	(13,841)	(494)	3.6

Profit from continuing operations	82,080	68,310	13,770	20.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	82,080	68,310	13,770	20.2

Minority interests	17,504	15,565	1,940	12.5

Attributable profit to the Group	64,575	52,745	11,830	22.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	183,518	219,374	209,564	219,154	221,504

Net fees	57,100	56,919	58,293	57,933	56,501
Gains (losses) on financial transactions	35,770	19,660	14,462	11,837	7,736
Other operating income*	(481)	422	(746)	(2,865)	(2,400)

Gross income	275,907	296,375	281,573	286,059	283,342

Operating expenses	(98,283)	(103,227)	(102,241)	(100,836)	(102,265)
General administrative expenses	(87,080)	(91,204)	(89,880)	(88,668)	(89,220)
Personnel	(53,206)	(54,861)	(54,360)	(54,155)	(53,490)
Other general administrative expenses	(33,874)	(36,343)	(35,520)	(34,513)	(35,729)
Depreciation and amortisation	(11,202)	(12,024)	(12,360)	(12,168)	(13,045)

Net operating income	177,624	193,148	179,333	185,224	181,077

Net loan-loss provisions	(101,133)	(90,666)	(73,121)	(57,965)	(79,424)
Other income	5,661	2,431	1,368	14,450	(5,238)

Profit before taxes	82,151	104,913	107,579	141,709	96,415

Tax on profit	(13,841)	(14,341)	(15,310)	(12,830)	(14,335)

Profit from continuing operations	68,310	90,572	92,270	128,879	82,080

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	68,310	90,572	92,270	128,879	82,080

Minority interests	15,565	16,408	17,190	26,691	17,504

Attributable profit to the Group	52,745	74,164	75,079	102,188	64,575

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	627	630	(3)	(0.5)

Net fees	313	263	50	18.9
Gains (losses) on financial transactions	508	382	126	32.9
Other operating income*	3	21	(18)	(84.0)

Gross income	1,451	1,297	155	11.9

Operating expenses	(338)	(300)	(38)	12.8
General administrative expenses	(309)	(278)	(31)	11.1
Personnel	(192)	(173)	(18)	10.6
Other general administrative expenses	(117)	(105)	(12)	11.9
Depreciation and amortisation	(29)	(22)	(7)	34.6

Net operating income	1,113	997	116	11.7

Net loan-loss provisions	50	(16)	66	—
Other income	(9)	(6)	(3)	56.1

Profit before taxes	1,154	975	179	18.4

Tax on profit	(311)	(269)	(42)	15.6

Profit from continuing operations	843	706	137	19.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	843	706	137	19.4

Minority interests	64	27	36	133.9

Attributable profit to the Group	779	679	101	14.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount	%
Business volumes
Total assets	254,062	260,373	(6,311)	(2.4)
Customer loans	60,992	76,750	(15,758)	(20.5)
Customer deposits	57,989	58,475	(486)	(0.8)

Global Wholesale Banking
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	630	677	640	562	627

Net fees	263	354	254	257	313
Gains (losses) on financial transactions	382	381	383	237	508
Other operating income*	21	48	35	61	3

Gross income	1,297	1,460	1,311	1,116	1,451

Operating expenses	(300)	(295)	(308)	(354)	(338)
General administrative expenses	(278)	(275)	(283)	(332)	(309)
Personnel	(173)	(173)	(187)	(224)	(192)
Other general administrative expenses	(105)	(102)	(96)	(108)	(117)
Depreciation and amortisation	(22)	(20)	(25)	(22)	(29)

Net operating income	997	1,165	1,003	762	1,113

Net loan-loss provisions	(16)	25	6	19	50
Other income	(6)	(11)	(11)	29	(9)

Profit before taxes	975	1,180	998	810	1,154

Tax on profit	(269)	(327)	(292)	(195)	(311)

Profit from continuing operations	706	853	706	615	843

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	706	853	706	615	843

Minority interests	27	31	27	47	64

Attributable profit to the Group	679	822	679	568	779

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Business volumes
Total assets	260,373	264,873	253,821	254,288	254,062
Customer loans	76,750	72,674	69,071	63,237	60,992
Customer deposits	58,475	52,139	43,149	52,312	57,989

Asset Management and Insurance
Million euros

			Variation
	Q1 ’10	Q1 ’09	Amount	%
Income statement
Net interest income	38	47	(9)	(18.9)

Net fees	104	111	(7)	(6.5)
Gains (losses) on financial transactions	12	5	7	127.3
Other operating income*	89	88	1	1.6

Gross income	243	251	(8)	(3.2)

Operating expenses	(74)	(78)	4	(5.6)
General administrative expenses	(66)	(72)	6	(8.4)
Personnel	(39)	(38)	(1)	3.4
Other general administrative expenses	(27)	(34)	7	(21.6)
Depreciation and amortisation	(8)	(7)	(2)	24.6

Net operating income	169	172	(4)	(2.0)

Net loan-loss provisions	(0)	(0)	0	(97.9)
Other income	(3)	(4)	1	(23.1)

Profit before taxes	166	168	(2)	(1.2)

Tax on profit	(43)	(58)	14	(24.8)

Profit from continuing operations	122	110	12	11.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	122	110	12	11.2

Minority interests	14	5	9	163.7

Attributable profit to the Group	108	105	4	3.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.10	31.03.09	Amount	%
Business volumes
Total assets	31,573	25,146	6,427	25.6
Customer loans	690	705	(15)	(2.1)
Customer deposits	533	415	118	28.3

Asset Management and Insurance
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10
Income statement
Net interest income	47	55	50	49	38

Net fees	111	115	103	102	104
Gains (losses) on financial transactions	5	7	11	11	12
Other operating income*	88	92	80	78	89

Gross income	251	268	244	241	243

Operating expenses	(78)	(76)	(74)	(82)	(74)
General administrative expenses	(72)	(68)	(67)	(73)	(66)
Personnel	(38)	(40)	(38)	(34)	(39)
Other general administrative expenses	(34)	(28)	(29)	(39)	(27)
Depreciation and amortisation	(7)	(8)	(7)	(10)	(8)

Net operating income	172	192	170	159	169

Net loan-loss provisions	(0)	0	0	8	(0)
Other income	(4)	(7)	(23)	(20)	(3)

Profit before taxes	168	186	147	147	166

Tax on profit	(58)	(59)	(54)	(48)	(43)

Profit from continuing operations	110	126	93	99	122

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	110	126	93	99	122

Minority interests	5	5	4	14	14

Attributable profit to the Group	105	122	89	86	108

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10
Business volumes
Total assets	25,146	26,191	28,152	29,746	31,573
Customer loans	705	677	605	590	690
Customer deposits	415	438	475	506	533

NPL ratio
%

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10

Continental Europe	2.73	3.10	3.41	3.64	3.72

Santander Branch Network	3.14	3.50	3.86	4.38	4.65
Banesto	1.96	2.32	2.62	2.97	3.13
Santander Consumer Finance	4.64	5.14	5.46	5.39	5.12
Portugal	1.87	2.13	2.04	2.27	2.32

United Kingdom	1.25	1.54	1.65	1.71	1.87

Latin America	3.27	3.97	4.20	4.25	4.18

Brazil	3.86	4.75	5.09	5.27	5.04
Mexico	2.80	3.04	2.45	1.84	1.86
Chile	3.05	3.30	3.38	3.20	3.36

Sovereign	3.98	4.34	4.82	5.35	5.14

Operating Areas	2.45	2.80	3.06	3.21	3.32

Spain	2.40	2.72	2.98	3.41	3.59

NPL coverage
%

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10

Continental Europe	81	75	71	77	76

Santander Branch Network	61	57	52	65	59
Banesto	85	73	70	64	61
Santander Consumer Finance	89	90	92	97	108
Portugal	71	65	68	65	64

United Kingdom	56	45	48	44	40

Latin America	107	97	103	105	107

Brazil	107	92	95	99	100
Mexico	128	122	221	264	268
Chile	95	94	94	89	99
Sovereign	66	67	68	62	64

Operating Areas	81	74	74	76	75

Spain	81	71	67	73	68

Spreads loans and deposits
%

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10

Santander Branch Network
Spread loans	2.21	2.26	2.32	2.25	2.10
Spread deposits	1.19	0.89	0.68	0.53	0.50

SUM	3.40	3.15	3.00	2.78	2.60

Retail Banking Banesto
Spread loans	1.90	1.94	1.96	1.99	2.02
Spread deposits	0.79	0.57	0.31	0.29	0.18

SUM	2.69	2.51	2.27	2.28	2.20

Santander Consumer Finance
Spread loans	4.39	4.54	4.67	4.77	4.80

Retail Banking Portugal
Spread loans	1.61	1.70	1.72	1.73	1.76
Spread deposits	0.74	0.45	0.40	0.22	0.09

SUM	2.35	2.15	2.12	1.95	1.85

Retail Banking United Kingdom
Spread loans	1.13	1.44	1.67	1.82	1.90
Spread deposits	0.91	0.78	0.58	0.49	0.41

SUM	2.04	2.22	2.25	2.31	2.31

Retail Banking Brazil
Spread loans	15.94	16.39	15.81	15.12	15.26
Spread deposits	1.07	1.04	0.87	0.90	0.87

SUM	17.01	17.43	16.68	16.02	16.13

Retail Banking Mexico
Spread loans	10.83	10.77	10.40	10.21	10.03
Spread deposits	3.36	2.58	2.09	2.07	2.05

SUM	14.19	13.35	12.49	12.28	12.08

Retail Banking Chile
Spread loans	5.90	5.89	5.61	5.26	5.24
Spread deposits	2.02	1.92	1.87	2.12	2.25

SUM	7.92	7.81	7.48	7.38	7.49

Retail Banking Sovereign
Spread loans	1.88	1.90	1.88	1.91	1.94
Spread deposits	0.42	0.70	0.80	0.80	0.94

SUM	2.30	2.60	2.68	2.71	2.88

Risk-weighted assets
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10

Continental Europe	257,416	254,915	252,500	257,582	255,020

Santander Branch Network	74,533	76,810	77,308	76,357	75,956
Banesto	63,668	62,042	59,142	63,516	61,027
Santander Consumer	48,043	47,684	48,373	48,892	50,004
Portugal	25,198	23,338	23,007	23,992	23,360

United Kingdom	82,668	86,654	81,501	77,646	80,108

Latin America*	139,260	143,817	131,701	140,075	148,152

Brazil	73,736	79,226	78,694	84,935	88,258
Mexico	18,541	18,308	17,000	18,035	19,833
Chile	18,348	18,267	17,427	18,731	19,752

Sovereign	34,981	38,916	40,734	43,406	44,225

Operating Areas	514,325	524,302	506,436	518,709	527,505

Corporate Activities	31,763	35,119	43,211	42,975	40,044

Total	546,088	559,421	549,647	561,684	567,549

*	Venezuela disposal in Q3’09

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: May 3, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President